As filed with the Securities and Exchange Commission on May 9, 2012

Registration No. 333-181093

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ANGIE’S LIST, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7310	27-2440197
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1030 E. Washington Street

Indianapolis, IN 46202

(888) 888-5478

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William S. Oesterle

Chief Executive Officer

Angie’s List, Inc.

1030 E. Washington Street

Indianapolis, IN 46202

(888) 888-5478

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Francis S. Currie Martin A. Wellington Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000	Shannon Shaw General Counsel Angie’s List, Inc. 1030 E. Washington Street Indianapolis, IN 46202 (888) 888-5478	Christopher Kaufman Tad Freese Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐

Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common stock, par value $0.001 per share	9,706,486	$13.99	$135,793,739	$15,562

(1)	Includes 1,266,063 shares which the underwriters have the option to purchase.

(2)	Based on the average of the high and low prices of the Registrant’s common stock as reported on the NASDAQ Global Market on May 7, 2012.

(3)	$8,595 previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated May 9, 2012

PROSPECTUS

8,440,423 Shares

Common Stock

The selling stockholders named in this prospectus, including members of our senior management, are selling 8,440,423 shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

Our common stock is listed on the NASDAQ Global Market under the symbol “ANGI.” The last reported sale price of our common stock as reported on the NASDAQ Global Market on May 8, 2012 was $14.22 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 10 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also exercise their option to purchase up to an additional 1,266,063 shares from us and certain selling stockholders at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Mark Britto and Michael S. Maurer, two of our directors, and TRI Investments, LLC, a greater than 5% stockholder and affiliate of one of our directors, have indicated an interest in purchasing up to $500,000, $500,000 and $3,000,000, respectively, of our common stock in this offering at the offering price. Because these indications of interest are not binding agreements or commitments to purchase, these persons may elect not to purchase shares in this offering. The underwriters will receive the same discount from any shares of our common stock purchased by such persons as they will from any other shares of our common stock sold to the public in this offering. Any shares sold to these persons will be subject to the lock-up agreements described under “Shares Eligible for Future Sale—Lock-up Agreements.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2012.

BofA Merrill Lynch

Stifel Nicolaus Weisel	Allen & Company LLC	RBC Capital Markets	Janney Montgomery Scott

Oppenheimer & Co.	CODE Advisors	Wells Fargo Securities	ThinkEquity LLC

The date of this prospectus is                     , 2012.

"My favorite thing about Angie's List is the reviews come from real people."
Angie Hicks
Founder of Angie's List
At Angie's List, you'll find in-depth, detailed reviews in more than 550 service categories. Companies can't pay to be on Angie's List, so you know you can trust what you're reading.
Angie's list. Reviews you can trust.

We, the selling stockholders and the underwriters have not authorized anyone to provide you with information that is different from that contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are not offering to sell, or seeking offers to buy, our common stock in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless the context requires otherwise, the words “Angie’s List,” the “company,” “we,” “us” and “our” refer to Angie’s List, Inc. For purposes of this prospectus, the term “stockholders” shall refer to holders of our common stock.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Mission

Our mission is to help consumers find the best service providers and promote happy transactions.

Our Company

We operate a consumer-driven solution for our members to research, hire, rate and review local professionals for critical needs, such as home, health care and automotive services. Our ratings and reviews, which are available only to our members, help our members to find the best provider for their local service needs. We currently have more than 1.2 million paid memberships. We allow local service providers who are highly rated by our members to advertise discounts and other promotions to our members.

We help consumers purchase “high cost of failure” services in an extremely fragmented local marketplace. These services, which include home remodeling, plumbing, roof repair, health care and automobile repair, are typically expensive and carry a high cost to the consumer if performed poorly. Our ratings are based exclusively on reviews from our members and we accept no anonymous reviews. As a result, we believe our reviews are a trusted resource for consumers to find high quality local service providers.

We also help local service providers find quality customers and differentiate themselves in a competitive marketplace. Our members represent an attractive, targeted group of consumers for service providers. Our typical member is between the ages of 35 and 64, is married, owns a home, is college educated and has an annual household income of at least $100,000, based on information derived and interpreted by us as a result of our own analysis from general demographic data provided by LogicLab. In 2011, 36% of our members wrote a review on at least one service provider.

The value proposition we offer to both consumers and local service providers strengthens our position as a trusted resource and allows us to derive revenue from both members and service providers. As more members contribute reviews to our service, we increase the breadth and depth of content offered to members, attracting more members and enhancing the value of our service to reputable local service providers, for whom our members constitute a large pool of qualified customers for their services.

As of March 31, 2012, we offered our service to paying members in 186 local markets in the United States. From December 31, 2008 to March 31, 2012, we grew from approximately 333,000 to approximately 1.2 million paid memberships, representing a compound annual growth rate of more than 49%. Our membership growth has been driven largely by our national advertising strategy, which resulted in our marketing expense of $56.1 million and $17.6 million in 2011 and the three months ended March 31, 2012, respectively. We continue to scale our investment in advertising to grow our membership base. In 2011 and the three months ended March 31, 2012, our revenue was $90.0 million and $31.1 million, respectively. In the same periods, our net loss was $49.0 million and $13.5 million, respectively. We have incurred net losses since inception and had an accumulated deficit of $179.9 million as of March 31, 2012.

Market Overview

The local services market is large, highly fragmented and inefficient. According to ESRI Business Information Solutions, consumers spent more than $400 billion on local service providers in 2010, including remodeling services, furniture repair and cleaning, movers, appliance repair and pest control. In addition, according to the U.S. Center for Medicare and Medicaid Services, in 2010 U.S. consumers and private health insurers spent more than $425 billion on physician and clinical services, dental services and services performed by other health care professionals. Millions of small businesses and health care professionals vie for those dollars every year.

Despite the size of this market, consumers and local service providers have historically lacked an efficient way to connect. Consumers traditionally have been forced to rely on a variety of inefficient sources to navigate the difficult landscape of the local services marketplace, often turning to friends and neighbors for recommendations of companies to hire. These referrals are usually based on a single interaction, and it can be difficult or impossible for a consumer to confirm a word-of-mouth recommendation before making a purchase decision.

Similarly, local service providers are faced with significant challenges in finding customers who are motivated to purchase and in distinguishing themselves from their competitors on the basis of quality. Historically, local service providers relied upon traditional offline advertising services such as newspapers and the Yellow Pages that do not provide them with the ability to target high quality, motivated customers or to differentiate themselves from their competitors.

While the Internet has transformed the way that information is accessed and shared, profoundly impacting the local services marketplace, it has not by itself solved these problems for either the consumer or the local service provider. Information on the Internet is inherently susceptible to fraud and bias. For example, a single nefarious competitor can embellish its own reputation or tarnish the reputations of its competitors. This can result in consumer uncertainty and doubt, particularly when searching for information regarding high cost of failure services.

We believe that solving these age-old inefficiencies of the local services marketplace requires a trusted intermediary to compile, organize and make available reliable information on local service providers. We offer an efficient way for consumers and reputable service providers to find each other.

The Angie’s List Solution

Our solution to the problems of the local services marketplace starts with our unwavering commitment to placing the interests of the consumer first. Our consumer-centric approach provides the following benefits:

For consumers:

•

A trusted and efficient way to find the best local service provider. Applying the “ask-your-neighbor” approach across our target markets, we compile a breadth of highly relevant, member-generated ratings and reviews that provide insights consumers cannot obtain on their own.

•

A robust and convenient resource. Our members’ reviews span more than 550 categories of high cost of failure services such as home, health care and automotive services, and are accessible by members on the Internet, by smartphone, telephone or text message and in our monthly magazine.

•

Money-saving benefits from quality local service providers. Member ratings determine which local service providers are eligible to offer promotions to our members, which must take the form of discounts or other money-saving promotions.

For local service providers:

•	An efficient way to reach target consumers. Local service providers with high ratings from our members benefit from access to a large, qualified pool of demand.

•

An effective way for reputable local service providers to shine. Because our membership, not Angie’s List, determines which local service providers are eligible to advertise with us based on their reviews, service providers who advertise are known to be reputable.

Our Strengths

Since our inception 17 years ago, we have developed and are leveraging the following key strengths of our business model:

•

Loyal and engaged membership. Our members renew their subscriptions at high annual rates, which in 2011 ranged from approximately 75% for first-year members to approximately 89% for members who had purchased annual memberships for five years or more. In addition, our membership is highly-engaged, generating more than 65,000 new service provider reviews monthly in 2011.

•

Extensive and reliable database of member-generated content. Since 1995, we have collected approximately 3.5 million reviews of local service providers from our members. We prohibit anonymous reviews and deploy a variety of resources, including internal audit personnel and fraud detection technology, to ensure the integrity of the information on our service.

•

Strong service provider loyalty. Our value proposition to local service providers is evidenced by the high retention rate of service providers who participate in service provider promotions. For example, 50% of advertising service providers at the beginning of 2008 were still active advertisers at the beginning of 2012. The contract value for those remaining active service providers as of January 1, 2012 equaled 199% of the contract value for those same service providers as of January 1, 2008.

•

Powerful network effect. As more members contribute reviews to our service, we increase the breadth and depth of content offered to members, attracting more members and enhancing the value of our service to reputable local service providers, for whom our members constitute a large pool of qualified customers for their services.

•

Scalable and leverageable operations. From the beginning of 2008 through the end of 2011, we grew our operations from 45 to 186 paid membership markets across the United States, and we have aggressively sought to penetrate these markets. We have replicated our business model in these markets without substantially increasing our operations and support expense.

Our Strategy

Our goal is to establish our service as the “go to” solution for consumers making purchasing decisions about their most important local services transactions. Our strategy includes the following key components:

•

Increase penetration of our markets. We plan to continue to invest aggressively in national advertising to further increase market penetration and revenue per paid membership, particularly in our largest potential markets such as New York City and Los Angeles.

•	Increase number of service providers offering discounts to members. We are growing our service provider sales force and account management personnel to increase our ability to establish and cultivate direct relationships with eligible local service providers, expand the number of local service providers offering discounts and other promotions to our members, increase the value of existing service provider relationships and maintain high service provider renewal rates.

•

Expand into new categories. We started our business focused on home improvement and have expanded to cover other high cost of failure service categories, such as health and wellness services and classic car restoration. We continue to evaluate additional categories for expansion.

•

New product development. We plan to leverage our position as a trusted resource in the local services marketplace to introduce new products, functionality and features designed to promote local commerce such as prepaid vouchers for discounts on local services. We believe these enhancements will drive increased business to service providers and provide us with new monetization opportunities.

•

Expand internationally. We believe our business model is readily adaptable to markets outside the United States that have similarly fragmented relationships between customers and local service providers, and are in the initial stages of expanding into new international English-speaking markets.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks include:

•	We have incurred net losses since inception, and we expect to continue to incur net losses as we continue to invest aggressively to grow and penetrate our markets.

•

We have significantly increased, and expect to continue to increase, our investment in membership acquisition. If the revenue generated by new paid memberships differs significantly from our expectations, or if our membership acquisition costs or costs associated with servicing our members increase, we may not be able to recover our membership acquisition costs or generate profits from this investment.

•

Our business depends on the strength of our brand, which has been built by the trust of consumers, and the failure to maintain that trust would damage our brand and harm our ability to maintain or expand our base of paid memberships and participating service providers.

•

If our efforts to increase the number of our paid memberships, to retain existing paid memberships and to maintain high levels of member engagement are not successful, our growth prospects and revenue will be adversely affected.

•	Any failure to convince local service providers of the benefits of advertising with us would harm our business.

•

We compete for both members and service providers with a range of established and emerging companies, including traditional offline consumer resources, “free to consumer” online ratings websites and referral services funded directly by service providers or by service provider advertising. Some of our competitors have significantly greater resources and name recognition than we do. We are and will continue to be faced with many competitive challenges, any of which could adversely affect our prospects, results of operations and financial condition.

•	If we are unable to replicate our performance in our larger markets, our operating results and financial condition will be harmed.

Corporate Information

We were organized in the State of Indiana in April 1995 as Brownstone Publishing, LLC. In April 2010, we became a Delaware corporation by way of a merger with and into a wholly-owned subsidiary, with the subsidiary remaining as the surviving corporation, and changed our name to Angie’s List, Inc.

Our principal executive offices are located at 1030 E. Washington Street, Indianapolis, Indiana 46202, and our telephone number is (888) 888-5478. Our website is www.AngiesList.com. The information on, or accessible through, our website does not constitute part of and is not incorporated into this prospectus.

Angie’s List and other trademarks or service marks of Angie’s List appearing in this prospectus are the property of Angie’s List. All other service marks, trademarks and trade names referred to in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered by the selling stockholders	8,440,423 shares

Option to purchase additional shares offered by us and certain selling stockholders	1,266,063 shares (703,235 shares offered by us and 562,828 shares offered by our selling stockholders)

Common stock to be outstanding after this offering	57,055,281 shares, or 57,758,516 shares if the underwriters exercise their option to purchase additional shares in full.

Use of proceeds	The selling stockholders are selling all of the shares of our common stock being sold in the offering, other than shares that may be sold by us upon exercise of the underwriters’ option to purchase additional shares. We will not receive any proceeds from the sale of our common stock by the selling stockholders. For more information on our selling stockholders, see “Principal and Selling Stockholders.”

The principal purposes of this offering are to facilitate an orderly distribution of shares by the selling stockholders and increase our public float. To the extent that we receive any proceeds from the sale of shares of our common stock in this offering, we anticipate that we will use the net proceeds to fund our advertising strategy to drive membership growth and for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire, invest in or obtain rights to complementary technologies, products, services or businesses. There are no such transactions under consideration at this time. See “Use of Proceeds” for additional information.

NASDAQ Global Market symbol	ANGI

Mark Britto and Michael S. Maurer, two of our directors, and TRI Investments, LLC, a greater than 5% stockholder and affiliate of one of our directors, have indicated an interest in purchasing up to $500,000, $500,000 and $3,000,000, respectively, of our common stock in this offering at the offering price. Because these indications of interest are not binding agreements or commitments to purchase, these persons may elect not to purchase shares in this offering. The underwriters will receive the same discount from any shares of our common stock purchased by such persons as they will from any other shares of our common stock sold to the public in this offering. Any shares sold to these persons will be subject to the lock-up agreements described under “Shares Eligible for Future Sale—Lock-up Agreements.”

The number of shares of common stock to be outstanding after this offering is based on 57,055,281 shares outstanding as of March 31, 2012 and excludes:

•	2,850,358 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at an exercise price of $8.69 per share;

•	88,240 shares of common stock issuable upon exercise of a warrant at an exercise price of $8.50 per share; and

•

3,932,469 shares of common stock reserved for future issuance under our Amended and Restated Omnibus Incentive Plan, plus annual increases thereunder, as described in the section captioned “Executive Compensation—Employee Benefit Plan—Amended and Restated Omnibus Incentive Plan.”

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	no exercise by the underwriters of their option to purchase up to 1,266,063 additional shares of our common stock from us and the selling stockholders; and

•	no exercise of options or warrants outstanding as of March 31, 2012.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize financial and other data regarding our business. You should read the following summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. We derived the consolidated statements of operations data for 2009, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the unaudited consolidated statement of operations data for the three months ended March 31, 2011 and 2012 as well as the unaudited consolidated balance sheet data at March 31, 2012 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of results to be expected in any future period, and results for the three months ended March 31, 2012 are not necessarily indicative of results to be expected for the full year.

	Years Ended December 31,			Three Months Ended March 31,
				(unaudited)
	(in thousands, except share and per share data)
	2009	2010	2011	2011	2012
Revenue
Membership	$20,434	$25,149	$33,815	$7,033	$9,975
Service provider	25,166	33,890	56,228	10,595	21,119

Total revenue	45,600	59,039	90,043	17,628	31,094

Operating expenses
Operations and support	11,654	12,464	16,417	3,399	5,775
Selling	12,671	16,892	33,815	6,084	12,409
Marketing	16,114	30,237	56,122	11,099	17,606
Technology(1)	5,062	6,270	9,109	1,843	3,127
General and administrative(1)	8,699	16,302	18,740	3,904	5,171

Operating loss	(8,600)	(23,126)	(44,160)	(8,701)	(12,994)
Interest expense	3,381	3,966	3,004	935	456
Loss on debt extinguishment	—	—	1,830	—	—

Loss before income taxes	(11,981)	(27,092)	(48,994)	(9,636)	(13,450)
Income tax expense	—	154	43	—	—

Net loss	(11,981)	(27,246)	(49,037)	(9,636)	(13,450)

Net loss per common share—basic and diluted	(0.45)	(0.99)	(1.60)	(0.34)	(0.24)

Weighted average number of common shares outstanding—basic and diluted(2)	26,666,918	27,603,927	30,655,532	28,346,204	56,963,649

(1) Includes non-cash stock-based compensation as follows:
	Years Ended December 31,			Three Months Ended March 31,
				(unaudited)
	(in thousands)
	2009	2010	2011	2011	2012
Technology	$—	$496	$786	$238	$146
General and administrative	76	6,203	3,056	355	534

	$76	$6,699	$3,842	$593	$680

(2)	The weighted average number of common shares for all periods prior to April 30, 2010 is based on member units assuming conversion to common stock at the applicable rates effective upon reorganization as a corporation on April 30, 2010.

	Years Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
Other Data (unaudited):
Total paid memberships (end of period)(1)	411,727	602,882	1,074,757	674,490	1,221,387
Gross paid memberships added (in period)(2)	219,140	355,580	716,350	112,761	215,431
Marketing cost per paid membership acquisition (in period)(3)	$74	$85	$78	$98	$82
First-year membership renewal rate (in period)(4)	67%	70%	75%	71%	73%
Average membership renewal rate (in period)(4)	73%	75%	78%	75%	76%
Participating service providers (end of period)(5)	10,415	15,060	24,095	17,577	27,100
Total service provider contract value (end of period, in thousands)(6)	$30,849	$43,050	$73,609	$50,303	$87,335

(1)	Reflects the number of paid memberships at the end of each period presented. Total paid memberships also includes a de minimis number of complimentary memberships in our paid markets for all periods presented. The number of memberships lost during the periods presented was 140,902, 164,425, 244,475, 41,153 and 68,801 for 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012, respectively.
(2)	Reflects the total number of new paid memberships added in a reporting period.
(3)	Reflects marketing expense divided by gross paid memberships added in a reporting period.
(4)	First-year renewal rate reflects the percentage of paid memberships expiring in the reporting period after the first year of membership that are renewed, and average membership renewal rate reflects the percentage of all paid memberships expiring in the reporting period that are renewed. Renewal rates exclude monthly memberships.
(5)	Reflects the total number of service providers under contract for advertising at the end of the period.
(6)	Reflects the total contract value of active service provider contracts at the end of the period. Contract value is the total payment obligation of a service provider to us, including amounts already recognized in revenue, over the stated term of the contract.

As of March 31,
2012
(unaudited)
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$84,570
Working capital	44,093
Total assets	113,609
Total deferred revenue	38,885
Long-term debt, including accrued interest	14,832
Common stock and additional paid-in capital	236,711
Stockholders’ equity	33,082

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all other information set forth in this prospectus and any related free writing prospectus. The following risks and the risks described elsewhere in this prospectus, including in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” could materially harm our business, financial condition, operating results, cash flow and prospects. If that occurs, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have incurred net losses since inception, and we expect to continue to incur net losses as we continue to invest aggressively to grow and penetrate our markets.

We have incurred significant net losses and have an accumulated deficit of $179.9 million as of March 31, 2012. As a result, we have funded our operations through equity and debt financings. A key element of our strategy has been to aggressively grow both the number of markets in which we offer our service and our penetration in each of these markets. In addition, we have expanded the number of local service provider categories that we maintain for our members’ review, launched new products and services for members and local service providers and significantly grown our service provider sales headcount and sales activity. We anticipate that our marketing, selling, operating and support and general and administrative expenses will continue to increase as we continue to invest in growing our paid membership base, increase the number and variety of our service provider categories, increase the number of service providers participating as advertisers, develop new marketing initiatives and enhance our technology platform. In particular, we intend to continue to invest substantial resources in marketing to acquire new paid memberships, in selling to grow our base of participating service providers and in technology to enhance our product offerings. These planned investments will consume a material portion of our cash flow and are expected to result in additional net losses and negative cash flow. We also expect to incur increased operating expenses as we hire additional personnel and invest in our infrastructure to support anticipated future growth and the reporting and compliance obligations to which we are subject as a public company.

In the event that we achieve profitability in the future, we may not be able to sustain or increase profitability on a quarterly or annual basis. If our revenue does not grow or declines, or if our operating expenses exceed our expectations, our results of operations will be adversely affected. In addition, if our future growth and operating performance, or if our negative cash flow or losses resulting from our investment in membership acquisition fail to meet investor or analyst expectations, our operating results, financial condition and stock price could be materially adversely affected.

We have significantly increased, and expect to continue to increase, our investment in membership acquisition. If the revenue generated by new paid memberships differs significantly from our expectations, or if our membership acquisition costs or costs associated with servicing our members increase, we may not be able to recover our membership acquisition costs or generate profits from this investment.

We spent $56.1 million and $17.6 million on marketing to acquire new memberships in 2011 and the three months ended March 31, 2012, respectively, and expect to continue to spend significant amounts to acquire additional memberships, primarily through national advertising. Our decisions regarding investments in membership acquisition are based upon our marginal marketing cost per paid membership acquisition and our analysis of the revenue we have historically generated per paid membership over the expected lifetime of such membership. Our analysis of the revenue that we expect new paid memberships to generate over their lifetimes depends upon several estimates and assumptions, including membership renewal rates, future membership fees and incremental advertising revenue from service providers driven by increased penetration in a particular market. Due to our recent expansion, our experience with long-term financial and operating trends is limited to a relatively small proportion of our overall number of paid membership markets. Our experience in markets in which we presently have low penetration rates may differ from our more established markets.

Historically, our membership revenue per paid membership and service provider revenue per paid membership in a geographic market have increased with the maturity and corresponding increased penetration of such market. However, in recent periods we recorded declining total revenue per paid membership overall. This decline reflects a lag in our ability to leverage increased penetration in a market into increased advertising rates as the average advertising contract term as of March 31, 2012 was 13.9 months, and we are only able to increase rates for a given participating service provider upon contract renewal. In addition, the decline reflects rapid membership growth in less penetrated markets where the average membership revenue and service provider revenue per paid membership is lower and our adoption of an unbundled pricing structure in certain of our more established markets.

If our estimates and assumptions regarding the revenue we can generate from new paid memberships prove incorrect, or if the revenue generated by new paid memberships over the periods such members continue to subscribe differs significantly from that of paid memberships acquired in prior periods, we may be unable to recover our membership acquisition costs or generate profits from our investment in acquiring new paid memberships. Moreover, if our membership acquisition costs or the costs associated with servicing our members increase, the return on our investment may be lower than we anticipate irrespective of the revenue generated by new memberships. If we cannot generate profits from this investment, we may need to alter our growth strategy, and our growth rate and results of operations may be adversely affected.

Our business depends on the strength of our brand, which has been built by the trust of consumers, and the failure to maintain that trust would damage our brand and harm our ability to maintain or expand our base of paid memberships and participating service providers.

Trust in the integrity of the “Angie’s List” brand and in the objective, unbiased nature of our ratings and reviews has contributed significantly to our ability to attract new paid memberships and participating service providers. Maintaining consumer trust and enhancing our brand will depend largely on our ability to maintain our commitment to and reputation for placing the interests of the consumer first. If our existing or potential members perceive that we are not focused primarily on helping them make more informed purchasing decisions about local services transactions or that the advertising revenue we receive from service providers interferes with the objective rating of service providers on the basis of member reviews, our reputation and the strength of our brand will be adversely affected. Complaints or negative publicity about our sales and business practices, services, personnel and customer service, irrespective of their validity, and data privacy and security issues could diminish consumers’ confidence in and the use of our service and adversely impact our brand. Trust in our brand will also suffer if we are not able to maintain the quality and integrity of the ratings and reviews that appear on Angie’s List. We collect reviews from both members and non-members and make these reviews available to members on our website, although non-member reviews are not factored into the service providers’ ratings. While we use various technology-based algorithms and filters to detect fraudulent reviews, and we believe that our prohibition of anonymous reviews provides a degree of traceability and accountability not present in other websites, we cannot guarantee the accuracy of our reviews. Moreover, as our base of paid memberships expands and the number of local service providers rated and reviewed by our members grows, we may see an increase in fraudulent or inaccurate reviews. If fraudulent or inaccurate reviews—positive or negative—increase on Angie’s List and we are unable to effectively identify and remove such reviews, the overall quality of our ratings and reviews would decrease, our reputation as a source of trusted ratings and reviews may be harmed and consumers and local service providers may be deterred from using our products and services. We regularly employ steps designed to ensure that consumer reviews are not inaccurate or fraudulent and that service providers are rated according only to member reviews of them rather than their advertising with us or any other factor. If such steps prove ineffective or if members otherwise believe that we are not objective, we could lose their trust, and our brand and business could be harmed.

In addition, our brand could be harmed if others use any of our trademarks inappropriately. For example, local service providers may use our trademarks without our permission, including our “Super Service Award,” which is available only to local service providers that have maintained superior service ratings. We have in the past taken, and will in the future take, action, including initiating litigation, to protect our trademarks and the integrity of our brand. If such efforts are unsuccessful, our brand and our business would be adversely affected.

If our efforts to increase the number of our paid memberships, to retain existing paid memberships and to maintain high levels of member engagement are not successful, our growth prospects and revenue will be adversely affected.

Our ability to grow our business and to generate both membership revenue and service provider revenue depends on attracting new paid memberships, retaining our existing paid membership base and maintaining high levels of member engagement. We must convince prospective members of the benefits of our service and existing members of its continuing value. In addition, we must convince our members to submit reviews of local service providers to our database. We are dependent upon increased penetration and active member engagement in each of our markets to grow our database of reviews of local service providers, and in turn to enhance the value of our service to other members and prospective members in that market and to increase membership revenue per paid membership. We also depend on growing our paid membership base to increase our service provider revenue in that market by driving greater participation by service providers in our advertising programs and higher advertising rates. We cannot assure you that we will be successful in maintaining or expanding our paid membership base, or in increasing our revenue per paid membership.

In addition, we have historically relied upon high membership renewal rates and “word of mouth” referrals from existing members to maintain and grow our paid membership base. If our efforts to satisfy our existing members are not successful, we may not be able to maintain our renewal rates or continue receiving those referrals. Furthermore, although we use our number of paid memberships as one indicator of the growth of our business, some of our members may not actively use our service or submit reviews of local service providers to our database. If member engagement does not meet our expectations, we may lose members or service providers who advertise with us, and our revenue may not increase or may decline.

Our ability to increase the number of our paid memberships and to maintain high levels of member engagement will require us to address a number of challenges, and we may fail to do so successfully. Some of these challenges include:

•	continuing to build our database of member-generated ratings and reviews of local service providers;

•	increasing the number and variety of local service providers reviewed by our members;

•	delivering our members relevant, high-quality discount, coupon and other promotional offers from our participating local service providers; and

•	continuing to innovate and keep pace with changes in technology and our competitors.

Our inability to increase the number of our paid memberships and to maintain high levels of member engagement would have an adverse effect on our growth prospects, operating results and financial condition.

Any failure to convince local service providers of the benefits of advertising with us would harm our business.

For 2011 and the three months ended March 31, 2012, we derived 62% and 68%, respectively, of our revenue from the sale of advertising to service providers, and we expect to continue to derive an increasing percentage of our revenue from the sale of advertising to service providers in the future. Our ability to attract and retain participating service providers and, ultimately, to generate advertising revenue depends on a number of factors, including:

•	increasing the number of paid memberships in our existing markets;

•	maintaining high levels of member engagement;

•	competing effectively for advertising dollars with other online and offline advertising providers; and

•	continuing to develop and diversify our advertising offerings.

Historically, advertising markets for local service providers have been dominated by traditional offline advertising media, such as broadcast and cable television, broadcast radio, newspapers and the Yellow Pages. We offer both offline and online advertising products to eligible local service providers, and our business will depend in part on local service providers’ willingness to pay for our advertising products. Local service providers may view advertising with us as experimental and its long-term effectiveness as unproven, and may choose not to advertise with us, or may leave us for competing alternatives upon expiration or termination of their agreements with us. Failure to demonstrate the value of our service would result in reduced spending by, or loss of, existing or potential future participating service providers, which would materially harm our revenue and business.

Unlike competitors such as Yellow Pages, we generally do not employ local “feet on the street” sales forces to sell advertising to service providers and instead rely on call center sales personnel. The resulting lack of a personal connection with local service providers may impede us in growing service provider revenue. As we grow, we will need to recruit, integrate and retain additional skilled and experienced call center sales personnel who can demonstrate our value proposition to service providers and increase the monetization of our membership base. We will be adversely affected if we hire poorly and if sales personnel do not reach levels of effectiveness within a period of time consistent with our historical experience, or if we are unable to convince service providers to advertise with us through our call center model.

Our success depends in part upon our ability to increase our service provider revenue per paid membership as we increase our market penetration.

Historically, our service provider revenue per paid membership in a given market has generally increased with market penetration because we have attracted more service providers and charged higher advertising rates as the pool of members using our service to actively seek local service providers has grown. Because we only increase advertising rates at the time of contract renewal, such rate increases in a given market may trail increases in market penetration. In addition, in certain markets we have not increased our advertising rates in a given market as rapidly as the number of paid memberships has grown. Moreover, trends in market penetration and growth in service provider revenue per paid membership in our larger or less penetrated markets have differed from our experiences in our smaller or more penetrated markets. Accordingly, growth of our membership may not result in service provider revenue increases until future periods, if at all. In addition, we are subject to risks associated with the credit quality of our service providers. If service providers to whom we have provided advertising services are unable to meet their contractual obligations to us, our service provider revenue could decrease, and our results of operations could be harmed.

We are and will continue to be faced with many competitive challenges, any of which could adversely affect our prospects, results of operations and financial condition.

We compete for both members and service providers with a range of established and emerging companies. We compete for members on the basis of a number of factors, including breadth of service provider listings, reliability of our content, breadth, depth and timeliness of information and strength and recognition of our brand. We compete for a share of local service providers’ advertising budgets on the basis of a number of factors, including return on investment, our high quality membership profile, effectiveness and relevance of our service providers’ discount offers to our members, our pricing structure and recognition of our brand. Our current competitors for memberships and service providers include a number of traditional offline consumer resources, such as the Yellow Pages and Consumers’ CHECKBOOK. Many of these competitors also have consumer reviews and information about service providers available online. We also compete with “free to consumer” online ratings websites and referral services funded directly by service providers or by service provider advertising, such as ServiceMagic, Inc., the “Diamond Certified” directory operated by American Ratings Corporation, Yelp, Inc., Kudzu, an indirect subsidiary of Cox Enterprises, Inc., and Insider Pages, an indirect subsidiary of IAC/InterActiveCorp. In our Angie’s List Health & Wellness categories, we compete for members with other online resources for patients, such as RateMDs, Inc. and Health Grades, Inc. Across all categories, we also compete with established Internet companies who have significantly greater resources and name recognition than we do.

To compete effectively for members, we must continue to invest significant resources in marketing and in the development of our products and services to enhance value for members. To compete effectively for service provider revenue, we must continue to invest significant resources in our sales force, in the development of existing and new advertising products, the acquisition of new paid memberships and the collection of our members’ reviews of local service providers. Many of our competitors for service providers utilize local sales forces or “feet on the street,” and we may be at a disadvantage as a result of our call center-based sales model. Failure to compete effectively against our current or future competitors could result in loss of current or potential participating service providers or a reduced share of our participating service providers’ overall advertising budget, which could adversely affect our pricing and margins, lower our service provider revenue and prevent us from achieving or maintaining profitability. We cannot assure you that we will be able to compete effectively for memberships or service providers in the future against existing or new competitors, and the failure to do so could result in loss of existing or potential paid memberships, reduced membership base and service provider revenue, increased marketing or selling expenses or diminished brand strength, any of which could harm our business.

If we are unable to replicate our performance in our larger markets, our operating results and financial condition will be harmed.

Our penetration rates in a number of our larger geographic markets lag those of our mid-size markets. Many of our largest markets, including New York City, Los Angeles and San Francisco, were converted to paid status beginning in 2006 and 2007, and these markets have produced the largest number of new members in recent years. However, the penetration rate in these larger markets has lagged, on a percentage basis, those of our mid-size markets that converted in the same time frame. We believe that a principal reason for the lower penetration rates in our larger markets is the manner in which we market Angie’s List. We have chosen to spend 100% of our marketing dollars on national advertising. We believe that this advertising strategy provides us the most cost-efficient manner of acquiring new paid memberships. However, advertising nationally means we deliver the same volume of advertising regardless of the size of market. Since each market differs in terms of the number of advertising outlets available, the impact of our spending on national advertising varies across markets. In our experience, smaller markets typically have fewer advertising outlets available than larger markets. We believe the same volume of advertising in a smaller market is more effective in building brand awareness and generating new memberships than in larger markets. We expect to continue to allocate our marketing dollars in accordance with our national advertising strategy and accordingly expect to continue to see lower relative penetration rates in the larger markets.

Slower penetration of our larger markets may delay or prevent us from increasing total revenue per paid membership in these markets. If we are unable to replicate the performance we have achieved in our most mature markets in our larger and less penetrated markets, or if growth in larger or less penetrated markets is significantly slower than we anticipate, our operating results and financial condition could be harmed.

Interruptions or delays in service arising from our own systems or from our third-party data center could impair the delivery of our service and harm our business.

We rely in part upon third-party vendors, including data center, Internet infrastructure and bandwidth providers, to provide our products and services to our members and service providers. We do not control the operation of the third-party facilities, and both our own facilities and the third-party data center facility are vulnerable to damage or interruption from tornadoes, floods, fires, power loss, telecommunications failures and similar events. They also are subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, and technical security measures, terrorist acts, human error, the financial insolvency of the third-party provider and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our service and unauthorized access to, or alteration of, the content and data contained on our systems and the content and data that these third-party vendors store and deliver on our behalf.

We exercise little control over these third-party vendors, which increases our vulnerability to problems with the services they provide. We have experienced, and expect to continue to experience, interruptions and delays in service and availability for such elements. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services could negatively impact our relationship with our members, our brand and reputation and our ability to attract, retain and serve our members and service providers.

If we fail to effectively manage our growth, our business, operating and financial results may suffer.

We have recently experienced, and expect to continue to experience, significant growth in new and existing markets, which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. We expect that our growth strategy will require us to commit substantial financial, operational and technical resources, and we expect that our marketing cost per paid membership acquisition may increase in the near term. Continued growth also could strain our ability to maintain reliable service levels for our members and participating service providers, to effectively monetize our membership base, to develop and improve our operational, financial and management controls, to enhance our reporting systems and procedures and to recruit, train and retain highly skilled personnel. As our operations grow in size, scope and complexity, we will need to improve and upgrade our systems and infrastructure and may determine we need to open additional operational locations, such as call centers, to support our advertising sales, which will require significant expenditures and allocation of valuable management resources. If we fail to maintain the necessary level of discipline and efficiency, or if we fail to allocate limited resources effectively in our organization as it grows, our business, operating results and financial condition may suffer.

We may not maintain our current rate of revenue growth.

Our paid membership base has grown rapidly in recent periods in new and existing markets. As a result, our membership revenue and service provider revenue have increased quickly and substantially. We believe that our continued revenue growth will depend on, among other factors, our ability to:

•	improve our penetration of our existing markets by efficiently deploying marketing expenditures to attract new paid memberships and by retaining our existing paid memberships in these markets;

•	maintain high levels of member engagement and the quality and integrity of our members’ reviews of local service providers;

•	increase the number and variety of local service providers reviewed by our members and convince highly-rated local service providers to advertise with us;

•	retain service providers that currently advertise with us and convince them to increase their advertising spending with us;

•	continue to develop and diversify our product offerings for local service providers;

•	recruit, integrate and retain skilled and experienced sales personnel who can demonstrate our value proposition to service providers;

•	provide our members and local service providers with superior user experiences;

•	react to changes in technology and challenges from existing and new competitors; and

•	increase awareness of our brand.

We cannot assure you that our paid membership base or our service provider participation will continue to grow or will not decline as a result of increased competition and the maturation of our business. If our growth rates were to decline significantly or become negative, it could adversely affect our financial condition and results of operations. You should not rely on our historical rate of revenue growth as an indication of our future performance.

Our future growth depends in part on our ability to effectively develop and sell additional products, services and features.

We invest in the development of new products, services and features with the expectation that we will be able to effectively offer them to consumers and local service providers. For example, in 2008 and 2009, respectively, we launched our Angie’s List Health & Wellness and Classic Car offerings, to which our members can subscribe for an additional fee or as part of a bundled offering. We also have introduced two e-commerce initiatives, Angie’s List Big Deal and Storefront, which give our members the option to receive alerts of deals or search our website for deals. We plan to continue to develop or potentially acquire vertical offerings that address other “high cost of failure” segments of the market for local services. In addition, we plan to continue to develop and sell additional advertising products to qualified local service providers. Our future growth depends in part on our ability to sell these products and services, as well as additional features and enhancements to our existing offerings. If these efforts are not successful, our business may suffer. Further, many of our current and potential service provider advertisers have modest advertising budgets. Accordingly, we cannot assure you that the successful introduction of new products or services will not adversely affect sales of our current products and services or that service providers that currently advertise with us will increase their aggregate spending as a result of the introduction of new products and services.

We invest in features, functionality and customer support designed to drive traffic and increase engagement with members and service providers; however, these investments may not lead to increased revenue.

Our future growth and profitability will depend in large part on the effectiveness and efficiency of our efforts to convert consumers and local service providers who visit Angie’s List into paid memberships and participating service providers, respectively. We have made and will continue to make substantial investments in features and functionality for our website that are designed to drive online traffic and user engagement, and in customer support for local service providers who do not advertise with us. These activities do not directly generate revenue, and we cannot assure you that we will reap any rewards from these investments. If the expenses that we incur in connection with these activities do not result in sufficient growth in paid members and participating service providers to offset their cost, our business, financial condition and results of operations will be adversely affected.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our revenue and operating results vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside our control. As a result, comparing our operating results on a period to period basis may not be meaningful. In addition to other risk factors discussed in this “Risk Factors” section, factors that may contribute to the variability of our quarterly and annual results include:

•	our ability to retain our current paid memberships and build our paid membership base;

•	our ability to retain our service providers that currently advertise with us, and convince them to increase their advertising spending with us;

•	our revenue mix and any changes we make to our membership fees or other sources of revenue;

•	our marketing costs or selling expenses;

•	our ability to effectively manage our growth;

•	the effects of increased competition in our business;

•	our ability to keep pace with changes in technology and our competitors;

•	costs associated with defending any litigation or enforcing our intellectual property rights;

•	the impact of economic conditions in the United States on our revenue and expenses; and

•	changes in government regulation affecting our business.

Seasonal variations in the behavior of our members and service providers also may cause fluctuations in our financial results. For example, we expect to experience some effects of seasonal trends in member and service provider behavior due to decreased demand for home improvement services in winter months. In addition, advertising expenditures by local service providers tend to be discretionary in nature and may be sporadic, reflecting overall economic conditions, the economic prospects of specific local service providers or industries, budgeting constraints and buying patterns and a variety of other factors, many of which are outside our control. While we believe seasonal trends have affected and will continue to affect our quarterly results, our trajectory of rapid growth may have overshadowed these effects to date. We believe that our business will be subject to seasonality in the future, which may result in fluctuations in our financial results.

Our revenue may be negatively affected if we are required to pay sales tax or other transaction taxes on all or a portion of our past and future sales in jurisdictions where we are currently not collecting and reporting tax.

We currently only pay sales or other transaction taxes in certain jurisdictions in which we do business. We do not separately collect sales or other transaction taxes. A successful assertion by any state, local jurisdiction or country in which we do not pay such taxes that we should be paying sales or other transaction taxes on the sale of our products or services, or the imposition of new laws requiring the payment of sales or other transaction taxes on the sale of our products or services, could result in substantial tax liabilities related to past sales, create increased administrative burdens or costs, discourage consumers and service providers from purchasing products or services from us, decrease our ability to compete or otherwise substantially harm our business and results of operations.

We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe that our future success depends in part upon the continued service of key members of our management team as well as our ability to attract and retain highly skilled and experienced sales, technical and other personnel. Our co-founders, William S. Oesterle and Angie Hicks, are critical to our overall management as well as the development of our culture and strategic direction. In particular, the reputation, popularity and talent of Ms. Hicks is an important factor in public perceptions of Angie’s List, and the loss of her services or any repeated or sustained shifts in public perceptions of her could adversely affect our business.

In addition, qualified individuals are in high demand in the Internet sector, and we may incur significant costs to attract them. Competition for these personnel is intense, and we may not be successful in attracting and retaining qualified personnel. Many of the companies with which we compete for experienced personnel have greater resources than us. In addition, in making employment decisions, particularly in the technology sector, job candidates often consider the value of the stock options they are to receive in connection with their employment.

We have historically relied primarily on cash, rather than equity, compensation for the majority of our workforce. As such, we may have difficulty competing on a national scale for candidates focused on equity incentives. If we are unable to attract and retain executive officers and key personnel to our headquarters in Indianapolis, Indiana, or integrate recently hired executive officers and key personnel, our business, operating results and financial condition could be harmed.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork and focus that contribute crucially to our business.

We believe that a critical component of our success has been our corporate culture, which we believe fosters innovation, encourages teamwork, cultivates creativity and promotes focus on execution. We have invested substantial time, energy and resources in building a highly collaborative team that works together effectively in an environment designed to promote openness, honesty, mutual respect and the pursuit of common goals. As we continue to develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain personnel, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us, our business, operating results and financial condition may be harmed.

We may require additional capital to operate or expand our business. In addition, some of the strategic initiatives we have in early stages of development may require substantial additional capital resources before they begin to generate revenue. Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. For example, the loan and security agreement governing our term loan and revolving credit facility contains various restrictive covenants, including restrictions on our ability to dispose of assets, make acquisitions or investments, incur debt or liens, make distributions to our stockholders or enter into certain types of related party transactions, and any debt financing secured by us in the future could involve further restrictive covenants, which may make it more difficult for us to obtain additional capital and pursue business opportunities. If we raise additional funds through the issuance of equity or convertible securities, the percentage ownership of holders of our common stock could be significantly diluted and these newly issued securities may have rights, preferences or privileges senior to those of holders of our common stock. Furthermore, volatility in the credit or equity markets may have an adverse effect on our ability to obtain debt or equity financing or the cost of such financing. If we do not have funds available to enhance our solutions, maintain the competitiveness of our technology and pursue business opportunities, we may not be able to service our existing members, acquire new members or attract or retain participating service providers, which could have an adverse effect on our business, operating results and financial condition.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our business and our stock price.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be reevaluated frequently. We have in the past discovered, and may in the future discover, areas of our internal financial and accounting controls and procedures that need improvement. For example, in connection with the preparation of our financial statements as of and for the year ended December 31, 2010, our independent registered public accounting firm identified a material weakness in internal control over financial reporting with respect to: (i) the period of time over which initiation fees were recognized; (ii) the amortization period associated with data acquisition costs; (iii) expenses related to warrants issued in connection with our 2008 debt facility; and (iv) the recognition of sales tax expense in certain states, and in each case we adjusted the results of prior periods. We did not identify any material weaknesses in connection with the preparation of our financial statements as of and for the year ended December 31, 2011. However, material weaknesses may be identified in connection with future audits. In addition, the rapid growth of our operations and our initial public offering have created a need for additional resources within the accounting and finance functions in order to produce timely financial information and to ensure the level of segregation of duties customary for public company.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. general accepted accounting principles. Our management does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company will have been detected.

In addition, pursuant to Section 404 of the Sarbanes Oxley Act, we will be required to furnish a report by management on the effectiveness of our internal controls over financial reporting, and our auditors will be required to attest, and report on, the assessment made by our management internal controls over financial reporting starting with our annual report for 2012. This assessment will need to include disclosure of any material weaknesses in our internal control over financial reporting identified by our management, as well as our auditors’ attestation report on our internal controls over financial reporting. We are in the process of completing the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. If we identify one or more material weaknesses in our internal control over financial reporting during the evaluation and testing process, we will be unable to assert that our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common stock.

Because we recognize membership revenue over the term of the membership and recognize service provider revenue ratably over the relevant contract period, downturns or upturns in membership or in service provider advertising may not be immediately reflected in our operating results.

We recognize membership revenue ratably over the term of a paid subscription and recognize service provider revenue ratably over the time period during which the advertisements are run. Because approximately 89% of our members subscribed on an annual or multi-year basis as of March 31, 2012, a large portion of our membership revenue for each quarter reflects deferred revenue from memberships purchased in previous quarters. Similarly, because our service provider contracts in effect as of March 31, 2012 run for an average of more than 13.9 months, a large portion of our service provider revenue each quarter reflects purchasing decisions made in prior periods. Therefore, an increase or decrease in new or renewed memberships or new or renewed service provider contracts in any one quarter will not necessarily be fully reflected in our revenue for that quarter but will affect our revenue in future quarters. Accordingly, the effect of significant downturns or upturns in membership or advertising sales may not fully impact our results of operations until future periods.

We may suffer liability as a result of the ratings or reviews posted on our website.

Our terms of use specifically require members and non-members submitting reviews to represent that their ratings and reviews are based on their actual first-hand experiences and are accurate, truthful and complete in all respects, and that they have the right and authority to grant us a license to publish their reviews. However, we do not have the ability to verify the accuracy of these representations on a case-by-case basis. There is a risk that a review may be considered defamatory or otherwise offensive, objectionable or illegal under applicable law. Therefore, there is a risk that publication on our website of our ratings and reviews may give rise to a suit against us for defamation, civil rights infringement, negligence, copyright or trademark infringement, invasion of privacy, personal injury, product liability, breach of contract, unfair competition, discrimination, antitrust or other legal claims. From time to time, we are involved in claims and lawsuits based on the contents of the ratings and reviews posted on our website, including claims of defamation. To date, we have not suffered a material loss due to a claim of defamation. We expect that we will be subject to similar claims in the future, which may result in costly and time-consuming litigation, liability for money damages and injury to our reputation.

If local service providers rated on our website do not meet the expectations of our members, or engage in unethical or illegal conduct, we may suffer reputational harm or liability as a result.

Our business depends on our reputation for quality and integrity, which may be harmed by actions taken by local service providers that are outside our control. Because our members use our service to gather information about projects that carry a high risk of failure if they are performed incompetently, poor performance by local service providers that are rated highly by our members could undermine our reputation. We cannot be certain that highly-rated local service providers will perform to the satisfaction of our members. In addition, unethical or illegal conduct by local service providers rated on our website could damage our reputation, or expose us to liability arising from claims made by or on behalf of those harmed by such conduct.

Failure to comply with federal and state laws and regulations relating to privacy and security of personal information, including personal health information, could result in liability to us, damage our reputation and harm our business.

A variety of federal and state laws and regulations govern the collection, use, retention, sharing and security of personal information. We collect and utilize demographic and other information from and about our members as they interact with our service. We also may collect information from our members when they provide ratings and reviews of local service providers, participate in polls or contests or sign up to receive email newsletters. Further, we use tracking technologies, including “cookies,” to help us manage and track our members’ interactions with our service and deliver relevant advertising. Claims or allegations that we have violated laws and regulations related to privacy and data security could in the future result in negative publicity and a loss of confidence in us by our members and our participating service providers, and may subject us to fines by credit card companies and the loss of our ability to accept credit and debit card payments. In addition, we have posted privacy policies and practices concerning the collection, use and disclosure of member data on our websites and mobile applications. Several Internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices.

In rating and reviewing health care or wellness providers, our members may post personal health information about themselves or others, and the health care or wellness providers reviewed by members may submit responses that contain private or confidential health information about reviewing members or others. While we strive to comply with applicable privacy and security laws and regulations regarding personal health information, as well as our own posted privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, or could cause us to lose members and participating service providers, which could adversely affect our business.

We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols for personal information, including personal health information, imposed by law, regulation, self-regulatory bodies, industry standards and contractual obligations. However, such laws and regulations are evolving and subject to potentially differing interpretations, and federal and state legislative and regulatory bodies may expand current or enact new laws or regulations regarding privacy matters. We are unable to predict what additional legislation or regulation in the area of privacy of personal information could be enacted or its effect on our operations and business.

If our security measures are breached and unauthorized access is obtained to our members’ data, our service may be perceived as not being secure and members and service providers may curtail or terminate their use of our service.

Our service involves the storage and transmission of our members’ proprietary information, such as credit card and bank account numbers, and security breaches could expose us to a risk of loss of this information, litigation and possible liability. Our payment services may be susceptible to credit card and other payment fraud schemes, including unauthorized use of credit cards, debit cards or bank account information, identity theft or merchant fraud.

If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and as a result, someone obtains unauthorized access to our members’ data, our reputation may be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs, the public perception of the effectiveness of our security measures could be harmed and we could lose members and service providers, which could adversely affect our business.

We are subject to a number of risks related to accepting credit card and debit card payments.

We accept payments from our members primarily through credit and debit card transactions. For credit and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our service, which could cause us to lose members and membership revenue, or suffer an increase in our operating expenses, either of which could adversely affect our operating results.

If we or any of our processing vendors have problems with our billing software, or if the billing software malfunctions, it could have an adverse effect on our member satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our members’ credit cards on a timely basis or at all, we could lose membership revenue, which could harm our operating results.

We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, including the Payment Card Industry Data Security Standard, or PCI DSS, a security standard with which companies that collect, store or transmit certain data regarding credit and debit cards, credit and debit card holders, and credit and debit card transactions are required to comply. Our failure to comply fully with the PCI DSS may violate payment card association operating rules, federal and state laws and regulations, and the terms of our contracts with payment processors and merchant banks. Such failure to comply fully also may subject us to fines, penalties, damages and civil liability, and may result in the loss of our ability to accept credit and debit card payments. In addition, there is no guarantee that PCI DSS compliance will prevent illegal or improper use of our payment systems or the theft, loss or misuse of data pertaining to credit and debit cards, credit and debit card holders and credit and debit card transactions.

If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher credit card-related costs, each of which could adversely affect our business, financial condition and results of operations.

If we are unable to maintain our chargeback rate at acceptable levels, our credit card fees for chargeback transactions, or our fees for many or all categories of credit and debit card transactions, credit card companies and debit card issuers may increase our fees or terminate their relationship with us. Any increases in our credit card and debit card fees could adversely affect our results of operations, particularly if we elect not to raise our rates for our service to offset the increase. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

As we develop and sell new products, services and features, we may be subject to additional and unexpected regulations, which could increase our costs or otherwise harm our business.

As we develop and sell products and services that address new segments of the market for local services and expand our advertising services, we may become subject to additional laws and regulations, which could create unexpected liabilities for us, cause us to incur additional costs or restrict our operations. For example, our Angie’s List Health & Wellness offerings may become subject to complex federal and state health care laws and regulations, the application of which to specific products and services is unclear. Many existing health care laws and regulations, when enacted, did not anticipate the online health and wellness information and advertising products and services that we provide; nevertheless, they may be applied to our products and services.

We have begun to introduce new e-commerce offerings, such as Angie’s List Big Deal and Storefront, that allow our members to purchase services or products from our service providers. Transactions between members and local service providers in connection with these offerings may be subject to regulation, in whole or in part, by federal, state and local authorities.

In addition, the application of certain laws and regulations to some of our promotions are uncertain. These include laws and regulations such as the Credit Card Accountability Responsibility and Disclosure Act of 2009, or the CARD Act, and unclaimed and abandoned property laws. If these promotions were subject to the CARD Act or any similar state or foreign law or regulation, we may be required to record liabilities with respect to unredeemed promotions and we may be subject to additional fines and penalties.

From time to time, we may be notified of additional laws and regulations which governmental organizations or others may claim should be applicable to our business. Our failure to accurately anticipate the application of these laws and regulations, or other failure to comply, could create liability for us, result in adverse publicity or cause us to alter our business practices, which could cause our revenue to decrease, our costs to increase or our business otherwise to be harmed.

Our business depends on our ability to maintain and scale the network infrastructure necessary to operate our websites and applications.

Our members access reviews and other information through our websites and applications. Our reputation and ability to acquire, retain and serve our members and service providers are dependent upon the reliable performance of our websites and applications and the underlying network infrastructure. As our membership base and the amount of information shared on our websites and applications continue to grow, we will need an increasing amount of network capacity and computing power. We have made, and expect to continue to make, substantial investments in data centers, equipment and related network infrastructure to handle the traffic on our websites and the data submitted to us by our members. The operation of these systems is expensive and complex and could result in operational failures. In the event that our membership base or the amount of traffic on our websites and applications grows more quickly than anticipated, we may be required to incur significant additional costs. If we do not maintain or expand our network infrastructure successfully, or if we experience operational failures, our reputation could be harmed and we could lose current and potential members and participating service providers, which could harm our operating results and financial condition.

We may not be able to successfully prevent other companies, including copycat websites, from misappropriating our data in the future.

From time to time, third parties have attempted to misappropriate our member-generated ratings and reviews and other data regarding our service providers through website scraping, search robots or other means. We have deployed several technologies designed to detect and prevent such efforts. However, we may not be able to successfully detect and prevent all such efforts in a timely manner or assure that no misuse of our data occurs.

In addition, third parties operating “copycat” websites have attempted to misappropriate data from our network and to imitate our brand or the functionality of our website. When we have become aware of such efforts by other companies, we have employed technological or legal measures in an attempt to halt their operations. However, we may not be able to detect all such efforts in a timely manner, or at all, and even if we could, the technological and legal measures available to us may be insufficient to stop their operations. In some cases, particularly in the case of companies operating outside of the United States, our available remedies may not be adequate to protect us against the damage to our business caused by such websites. Regardless of whether we can successfully enforce our rights against the operation of these websites, any measures that we may take could require us to expend significant financial or other resources and have a significantly adverse effect on our brand.

Failure to adequately protect our intellectual property could substantially harm our business and operating results.

We rely on a combination of intellectual property rights, including trade secrets, copyrights and trademarks, as well as contractual restrictions, to safeguard our intellectual property. We do not have any patents or pending patent applications. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our digital content, aspects of our solutions for members and service providers, our technology, software, branding and functionality, or obtain and use information that we consider proprietary. Moreover, policing our proprietary rights is difficult and may not always be effective. As we expand internationally, we may need to enforce our rights under the laws of countries that do not protect proprietary rights to as great an extent as do the laws of the United States.

Our digital content is not protected by any registered copyrights or other registered intellectual property. Rather, our digital content is protected by statutory and common law rights, user agreements that limit access to and use of our data and by technological measures. Compliance with use restrictions is difficult to monitor, and our proprietary rights in our digital content databases may be more difficult to enforce than other forms of intellectual property rights.

As of March 31, 2012, we have registered 22 trademarks in the United States, including “Angie’s List,” two pending trademark applications in the United States and one registered trademark and one pending trademark application in Canada. Some of our trade names may not be eligible to receive trademark protection. Trademark protection may also not be available, or sought by us, in every country in which our service may become available online. Competitors may adopt service names similar to ours, or purchase our trademarks and confusingly similar terms as keywords in Internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly confusing consumers and local service providers. Moreover, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate marks similar to our trademarks. In addition, in the past, some local service providers have used our trademarks inappropriately or without our permission, including our “Super Service Award,” which is available only to local service providers that have maintained superior service ratings. We have taken in the past and may in the future take action, including initiating litigation, to protect our intellectual property rights and the integrity of our brand, but these efforts may prove costly, ineffective or both.

We currently hold the “Angie’s List” Internet domain name and various other related domain names. Domain names generally are regulated by Internet regulatory bodies. If we lose the ability to use a domain name in the United States or any other country, we would be forced to incur significant additional expense to market our solutions, including the development of a new brand and the creation of new promotional materials, which could substantially harm our business and operating results. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the “Angie’s List” name in all of the countries in which we currently intend to conduct business.

In order to protect our trade secrets and other confidential information, we rely in part on confidentiality agreements with our personnel, consultants and third parties with whom we have relationships. These agreements may not effectively prevent disclosure of trade secrets and other confidential information, and may not provide an adequate remedy in the event of misappropriation of trade secrets or any unauthorized disclosure of trade secrets and other confidential information. In addition, others may independently discover trade secrets and confidential information, and in such cases, we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions, and failure to obtain or maintain trade secret protection, or our competitors being able to obtain our trade secrets or to independently develop technology similar to ours or competing technologies, could adversely affect our competitive business position.

Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights, to protect our domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective, could result in substantial costs and diversion of resources and could substantially harm our operating results.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

Internet, technology and media companies are frequently subject to litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Some Internet, technology and media companies, including some of our competitors, own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims against us. Third parties may in the future assert that we have infringed, misappropriated or otherwise violated their intellectual property rights, and as we face increasing competition, the possibility of intellectual property rights claims against us grows. We cannot assure you that we are not infringing or violating any third-party intellectual property rights.

We cannot predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business and operating results. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s patent or copyright rights; cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content or materials; and to indemnify our partners and other third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Any of these events could seriously harm our business, operating results and financial condition. In addition, any lawsuits regarding intellectual property rights, regardless of their success, could be expensive to resolve and would divert the time and attention of our management and technical personnel.

Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our services or require that we release the source code of certain services subject to those licenses.

Some of our services and technologies may incorporate software licensed under so-called “open source” licenses, including, but not limited to, the GNU General Public License and the GNU Lesser General Public License. Such open source licenses typically require that source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. These open source licenses typically mandate that proprietary software, when combined in specific ways with open source software, becomes subject to the open source license. If we combine our proprietary software with open source software, we could be required to release the source code of our proprietary software.

We take steps to ensure that our proprietary software is not combined with, nor incorporates, open source software in ways that would require our proprietary software to be subject to an open source license. However, few courts have interpreted open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. Additionally, we rely on multiple software programmers to design our proprietary technologies, and although we take steps to prevent our programmers from including open source software in the technologies and software code that they design, write and modify, we do not exercise complete control over the development efforts of our programmers, and we cannot be certain that our programmers have not incorporated open source software into our proprietary products and technologies or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our services and technologies and materially and adversely affect our business, results of operations and prospects.

We rely on third parties to provide software and related services necessary for the operation of our business.

We incorporate and include third-party software into and with our product and service offerings and expect to continue to do so. The operation of our product and service offerings could be impaired if errors occur in the third-party software that we use. It may be more difficult for us to correct any defects in third-party software because the development and maintenance of the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. We cannot assure you that any third-party licensors will continue to make their software available to us on acceptable terms, or at all, or to invest the appropriate levels of resources in their software to maintain and enhance its capabilities or to remain in business. Any impairment in our relationships with these third-party licensors could have an adverse effect on our business, results of operations, cash flow and financial condition. These third-party in-licenses may expose us to increased risk, including risks associated with the assimilation of new technology sufficient to offset associated acquisition and maintenance costs. The inability to obtain any of these licenses could result in delays in development of solutions until equivalent technology can be identified and integrated. Any such delays in services could cause our business, operating results and financial condition to suffer.

Covenants in the loan and security agreement governing our term loan and revolving credit facility may restrict our operations, and if we do not effectively manage our business to comply with these covenants, our financial condition could be adversely affected.

The loan and security agreement governing our term loan and revolving credit facility contains various restrictive covenants, including restrictions on our ability to dispose of assets, make acquisitions or investments, incur debt or liens, make distributions to our stockholders or enter into certain types of related party transactions. We are also required to maintain certain financial covenants. On March 14, 2011, we obtained a waiver of events of default under our prior secured term loan facility and our prior senior subordinated note related to our noncompliance with certain financial covenants as of December 31, 2010. We also entered into an amendment to the note purchase agreement related to the prior senior subordinated note providing for an adjustment to the financial covenants therein. In addition, in June 2011 we obtained waivers under our prior secured term loan facility and our prior senior subordinated note relating to the untimely delivery of our financial statements. On August 31, 2011, we entered into a new loan and security agreement and paid off our prior debt agreement in full. Our new loan and security agreement contains restrictive covenants similar to those of our prior agreements.

Our ability to meet these restrictive covenants can be affected by events beyond our control, and we may be unable to do so. In addition, our failure to maintain effective internal controls to measure compliance with our financial covenants could affect our ability to take corrective actions on a timely basis and could result in our being in breach of these covenants. Our loan and security agreement provides that our breach or failure to satisfy certain covenants constitutes an event of default. Upon the occurrence of an event of default, our lenders could elect to declare all amounts outstanding under one or more of our debt agreements to be immediately due and payable. If we are unable to repay those amounts, our financial condition could be adversely affected.

Because we generate substantially all of our revenue in the United States, a decline in aggregate demand for local services in the United States could cause our revenue to decline.

Substantially all of our revenue is from members and participating service providers in the United States. Consequently, a decline in consumer demand for local services, particularly in the home improvement and health and wellness segments, or for consumer ratings and reviews could have a disproportionately greater impact on our revenue than if our geographic mix of revenue was less concentrated. In addition, because expenditures by service providers generally tend to reflect overall economic conditions, to the extent that economic growth in the United States remains slow, reductions in advertising by local service providers could have a serious impact on our service provider revenue and negatively impact our business.

If use of the Internet does not continue to increase, our growth prospects will be harmed.

Our future success is substantially dependent upon the continued use of the Internet as an effective medium of business and communication by consumers. Internet use may not continue to develop at historical rates, and consumers may not continue to use the Internet to research and hire local service providers. In addition, the Internet may not be accepted as a viable resource for a number of reasons, including:

•	actual or perceived lack of security of information or privacy protection;

•	possible disruptions, computer viruses or other damage to Internet servers or to users’ computers; and

•	excessive governmental regulation.

Our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services. Our growth prospects are also significantly dependent upon the availability and adoption of broadband Internet access and other high-speed Internet connectivity technologies.

We face many risks associated with our long-term plan to expand our operations outside of the United States.

Expanding our operations into international markets is an element of our long-term strategy. However, offering our products and services outside of the United States involves numerous risks and challenges. Most importantly, acquiring paid memberships in foreign countries and convincing foreign service providers to advertise with us would require substantial investment by us in local advertising and marketing, and there can be no assurance that we would succeed or achieve any return on this investment. In addition, international expansion would expose us to other risks such as:

•	the need to modify our technology and sell our products and services in non-English speaking countries;

•	the need to localize our products and services to the preferences and customs of foreign consumers and local service providers;

•	difficulties in managing operations due to language barriers, distance, staffing, cultural differences and business infrastructure constraints;

•	our lack of experience in marketing, and encouraging viral marketing, in foreign countries;

•	application of foreign laws and regulations to us, including more stringent consumer and data protection laws;

•	fluctuations in currency exchange rates;

•	risk of member or local service provider fraud;

•	reduced or ineffective protection of our intellectual property rights in some countries; and

•	potential adverse tax consequences associated with foreign operations and revenue.

As a result of these obstacles, we may find it impossible or prohibitively expensive to enter foreign markets, or entry into foreign markets could be delayed, which could harm our business, operating results and financial condition.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

Our success will depend, in part, on our ability to expand our product and service offerings and grow our business in response to changing technologies, member and service provider demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses or technologies rather than through internal development. We have limited experience acquiring other businesses and technologies. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Furthermore, even if we successfully acquire additional businesses or technologies, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business or technology. In addition, we may unknowingly inherit liabilities from future acquisitions that arise after the acquisition and are not adequately covered by indemnities. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. If an acquired business or technology fails to meet our expectations, our operating results, business and financial condition may suffer.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

At December 31, 2011 we had federal net operating loss carryforwards of approximately $69.5 million and state net operating loss carryforwards of approximately $62.7 million. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an “ownership change” generally occurs if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We may have experienced an ownership change in the past and may experience ownership changes in the future as a result of this offering or future transactions in our stock, some of which may be outside our control. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards, or other pre-change tax attributes, to offset United States federal and state taxable income and taxes may be subject to limitations.

Our business is subject to the risks of tornadoes, floods, fires and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism.

Our systems and operations are vulnerable to damage or interruption from tornadoes, floods, fires, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins or similar events. For example, a significant natural disaster, such as a tornado, fire or flood, could have a material adverse impact on our business, operating results and financial condition, and our insurance coverage may be insufficient to compensate us for such losses that may occur. In addition, acts of terrorism could cause disruptions in our business or the economy as a whole. Our servers may also be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential customer data. We currently have limited disaster recovery capability, and our business interruption insurance may be insufficient to compensate us for losses that may occur. As we rely heavily on our servers, computer and communications systems and the Internet to conduct our business and provide high quality service to our members and service providers, such disruptions could negatively impact our ability to run our business, which could have an adverse effect on our operating results and financial condition.

Risks Related to this Offering and Owning Our Common Stock

Our stock price may be volatile, and the value of an investment in our common stock may decline.

The trading price of our common stock has been, and is likely to continue to be volatile, and could decline substantially within a short period of time. For example, since shares of our common stock were sold in our initial public offering in November 2011 at a price of $13.00 per share, our trading price has ranged from $10.77 to $19.82. The trading price of our common stock may be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	our operating performance and the operating performance of similar companies;

•	the overall performance of the equity markets;

•	the number of shares of our common stock publicly owned and available for trading;

•	threatened or actual litigation;

•	changes in laws or regulations relating to our solutions;

•	any major change in our board of directors or management;

•	publication of research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts;

•	large volumes of sales of shares of our common stock by existing stockholders; and

•	general political and economic conditions.

In addition, the stock market has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of listed companies. In addition, the recent distress in the financial markets has also resulted in extreme volatility in securities prices. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Future sales of our common stock by stockholders could depress the market price of our common stock.

Upon completion of this offering, we will have 57,055,281 outstanding shares of our common stock (57,758,516 shares of common stock if the underwriters exercise in full their option to purchase additional shares from us). The shares of our common stock that we and the selling stockholders are selling in this offering may be resold immediately in the public market. In addition, as of the lock-up termination date of May 15, 2012 with respect to our initial public offering, all shares of our common stock will be freely transferable without restriction or registration under the Securities Act, except for shares held by our “affiliates,” which remain subject to the restrictions in Rule 144 under the Securities Act, and as set forth in the following paragraph. In addition, Mark Britto and Michael S. Maurer, two of our directors, and TRI Investments, LLC, a greater than 5% stockholder and affiliate of one of our directors, have indicated an interest in purchasing up to $500,000, $500,000 and $3,000,000, respectively, of our common stock in this offering at the offering price. Any shares purchased by these persons will be subject to the lock-up agreements described in the paragraph below.

Subject to certain exceptions described under the caption “Underwriting,” in connection with this offering, we, our directors and executive officers and the selling stockholders, who will hold in aggregate approximately 24,457,189 shares, or 42.9%, of our common stock after giving effect to this offering, not including any shares purchased by Mark Britto, Michael S. Maurer and TRI Investments, LLC as described under “Underwriting,” have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of our common stock without the permission of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 90 days from the date of this prospectus. However, if this offering is not consummated by June 15, 2012, this lock-up will be released. If this offering is consummated, when the 90-day lock-up period expires, we and our locked-up stockholders will be able to sell our shares in the public market, subject to prior registration or qualification for an exemption from registration including, the case of shares held by affiliates, compliance with the volume limitation, manner of sale and notice provisions of Rule 144. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. See “Shares Eligible for Future Sale” elsewhere in this prospectus. Sales of a substantial number of shares upon the expiration, or early release, of the lock-up agreements entered into in connection with our initial public offering or our proposed follow-on offering (or the perception that such sales may occur) could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Holders of approximately 38,357,021 shares, or 67.2%, of our common stock after giving effect to this offering, not including any shares purchased by Mark Britto, Michael S. Maurer and TRI Investments, LLC as described under “Underwriting,” and 2,938,598 shares of common stock issuable upon the exercise of outstanding options and warrants as of March 31, 2012 or their transferees will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Subject to certain exceptions described under the caption “Underwriting,” in connection with this offering, holders of approximately 24,457,189 shares, or 42.9%, of our common stock after giving effect to this offering, not including any shares purchased by Mark Britto, Michael S. Maurer and TRI Investments, LLC as described under “Underwriting,” have agreed not to exercise their registration rights for a period of 90 days from the date of this prospectus. However, if this offering is not consummated by June 15, 2012, the stockholders will be released from this agreement. In addition, in November 2011 and March 2012, we filed registration statements on Form S-8 under the Securities Act to register an aggregate of 6,784,827 shares of our common stock for issuance under our amended and restated omnibus incentive plan. This plan also provides for automatic increases in the shares reserved for issuance under the plan. These shares may be sold in the public market upon issuance and once vested, subject to the 90-day lock-up period and other restrictions provided under the terms of the applicable plan or award agreement. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

We have incurred and will continue to incur increased costs as a result of becoming a reporting company.

We have faced and will continue to face increased legal, accounting, administrative and other costs as a result of becoming a reporting company. In addition to Section 404 discussed above, rules implemented by the SEC and the Public Company Accounting Oversight Board have required changes in the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make legal, accounting and administrative activities more time-consuming and costly. For example, we expect to add independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We are also incurring substantially higher costs to obtain directors’ and officers’ insurance than in prior periods. In addition, as we gain experience with the costs associated with being a reporting company, we may identify and incur additional overhead costs.

If securities or industry analysts publish inaccurate or unfavorable research about our business, cease coverage of our company or make projections that exceed our actual results, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Furthermore, such analysts publish their own projections regarding our actual results. These projections may vary widely from one another and may not accurately predict the results we actually achieve. Our stock price may decline if we fail to meet securities and analysts’ projections.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management generally will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds from this offering in ways that increase the value of your investment. We expect that we will use the net proceeds of this offering to fund increased advertising to achieve membership growth, development of our products and services and for general corporate purposes, including working capital, selling and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds for the acquisition of businesses and assets that we believe are complementary to our own; however, we do not have any agreements or commitments for any specific acquisitions at this time. We have not otherwise allocated the net proceeds from this offering for any specific purposes. Until we use the net proceeds to us from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Concentration of ownership among our officers, directors, large stockholders and their affiliates may prevent new investors, including purchasers in this offering from influencing corporate decisions.

Our officers, directors and their affiliated funds and certain of our pre-IPO stockholders beneficially own or control, directly or indirectly, a majority of the outstanding shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares and not including any shares purchased by Mark Britto, Michael S. Maurer, and TRI Investments, LLC as described under “Underwriting.” As a result, if some of these persons or entities act together, they will have significant influence over the outcome of matters submitted to our stockholders for approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit the ability of other stockholders to influence corporate matters and may have the effect of delaying or preventing an acquisition or cause the market price of our stock to decline. Some of these persons or entities may have interests different from yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a relatively longer period, they may be more interested in selling the company to an acquiror than other investors or may want us to pursue strategies that are different from the wishes of other investors.

Certain provisions in our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors, including, among other things:

•	a classified board of directors with three year staggered terms, which could delay the ability of stockholders to replace a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by a majority vote of our Board of Directors, the Chairman of our Board of Directors, our Chief Executive Officer, our President or our Secretary, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•

the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the issuance of preferred stock and management of our business or our amended and restated bylaws, which may inhibit the ability of an acquiror to amend our amended and restated certificate of incorporation or amended and restated bylaws to facilitate a hostile acquisition

•

the ability of our board of directors, by majority vote, to amend our amended and restated bylaws, which may allow our board of directors to take additional actions to prevent a hostile acquisition and inhibit the ability of an acquiror to amend our amended and restated bylaws to facilitate a hostile acquisition; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to certain anti-takeover provisions under the General Corporation Law of the State of Delaware, or the DGCL. Under Section 203 of the DGCL, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or (i) our board of directors approves the transaction prior to the stockholder acquiring the 15% ownership position, (ii) upon consummation of the transaction that resulted in the stockholder acquiring the 15% ownership position, the stockholder owns at least 85% of the outstanding voting stock (excluding shares owned by directors or officers and shares owned by certain employee stock plans) or (iii) the transaction is approved by the board of directors and by the stockholders at an annual or special meeting by a vote of 66 2/3% of the outstanding voting stock (excluding shares held or controlled by the interested stockholder). These provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under Delaware law could discourage potential takeover attempts.

We do not intend to pay dividends for the foreseeable future.

We never have declared or paid any cash dividends on our capital stock and do not intend to pay any cash dividends in the foreseeable future. In addition, our debt agreements restrict our ability to make distributions to our stockholders. We anticipate that we will retain any future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their shares of common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, future financial position, future net sales, projected expenses, prospects and plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by the forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our financial performance, including our revenue, operating expenses and ability to achieve or sustain profitability;

•	our ability to accurately measure and predict revenue per paid membership, membership acquisition costs or costs associated with servicing our members;

•	our ability to protect our brand and maintain our reputation among consumers and local service providers;

•	our efforts to increase the number of our paid memberships, retain existing paid memberships and maintain high member engagement;

•	our ability to convince local service providers to advertise on our service;

•	our ability to increase our pricing on memberships and service provider contracts as we increase our market penetration;

•	our ability to compete for members and advertising spending with existing and future competitors;

•	our ability to replicate our business model in our less penetrated markets;

•	our capacity to effectively develop and sell additional products, services and features;

•	our success in converting consumers and local service providers into paid memberships and participating service providers;

•	our ability to maintain the integrity of our member-generated content;

•	our ability to retain and hire necessary personnel;

•	our long-term international expansion plans;

•	our ability to stay abreast of modified or new laws and regulations applying to our business, including those regarding sales or transaction taxes and privacy regulation;

•	our ability to adequately protect our intellectual property; and

•	economic conditions in the United States and their impact on consumer and advertising spending.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “will,” “would,” “should,” “could,” “can,” “predict,” “potential,” “continue,” “objective,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. These forward-looking statements reflect our current views about future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations, except as required by law.

Some of the industry and market data contained in this prospectus are based on data collected by third parties, including LogicLab LLC and ESRI Business Information Solutions (“ESRI”) or other publicly available information. This information involves a number of assumptions and limitations. Although we believe that each source is reliable as of its respective date, neither we nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

The selling stockholders are selling all of the shares of our common stock being sold in the offering, other than shares that may be sold by us upon exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option is exercised in full, we estimate that our net proceeds will be approximately $9.5 million, after deducting underwriting discounts and commissions at an assumed public offering price of $14.22 per share. A $1.00 increase (decrease) in the assumed public offering price of $14.22 per share would increase (decrease) the net proceeds to us from this offering by approximately $0.7 million, assuming the exercise of the underwriters’ option in full and after deducting underwriting discounts and commissions. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

The principal purposes of this offering are to facilitate an orderly distribution of shares by the selling stockholders and increase our public float. To the extent that we receive any proceeds from the sale of shares of our common stock in this offering, we anticipate that we will use the net proceeds to fund our advertising strategy to drive membership growth and for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire, invest in or obtain rights to complementary technologies, products, services or businesses. There are no such transactions under consideration at this time. Our management will have broad discretion over the use of the net proceeds to us from this offering. Pending these uses, we intend to invest the net proceeds to us from this offering in short-term, interest-bearing investment-grade securities or guaranteed obligations of the United States.

PRICE RANGE OF COMMON STOCK

Our common stock has been listed on the NASDAQ Global Market under the symbol “ANGI” since our initial public offering on November 17, 2011. Prior to this time, there was no public market for our common stock. The following table shows the high and low sale prices per share of our common stock as reported on the NASDAQ Global Market for the periods indicated:

	High	Low
Fiscal Year 2011
Fourth Quarter (from November 17, 2011)	$18.75	$10.77
Fiscal Year 2012
First Quarter	$19.82	$12.81

On May 8, 2012, the last sale price of our common stock reported by the NASDAQ Global Market was $14.22 per share. As of May 8, 2012, there were approximately 54 stockholders of record of our common stock. The number of beneficial stockholders is substantially greater than the number of holders of record because a large portion of our common stock is held through brokerage firms.

DIVIDEND POLICY

We never have declared or paid any cash dividends on our capital stock. Currently, we anticipate that we will retain all available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends after the offering and for the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our future earnings, capital requirements, financial condition, prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits, and other factors that our board of directors deems relevant. In addition, our loan and security agreement restricts our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2012. You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

As of March 31,
2012
(in thousands, except share data)
Cash and cash equivalents	$84,570

Current and long-term debt	14,832

Stockholders’ equity:
Preferred stock, $0.001 par value per share: 10,000,000 shares authorized, no shares issued and outstanding	—
Common stock, $0.001 par value per share, 300,000,000 shares authorized, 65,613,993 shares issued, 57,055,281 shares outstanding	66
Additional paid-in capital	236,645
Treasury stock, at cost: 8,558,712 shares of common stock	(23,719)
Accumulated deficit	(179,910)

Total stockholders’ equity	33,082

Total capitalization	$47,914

The number of shares of common stock to be outstanding after this offering is based on 57,055,281 shares outstanding as of March 31, 2012 and excludes:

•	2,850,358 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of $8.69 per share;

•	88,240 shares of common stock issuable upon exercise of a warrant at an exercise price of $8.50 per share; and

•

3,932,469 shares of common stock reserved for future issuance under our Amended and Restated Omnibus Incentive Plan, plus annual increases thereunder, as described in the section captioned “Executive Compensation—Employee Benefit Plan—Amended and Restated Omnibus Incentive Plan.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data regarding our business should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. We derived the consolidated statement of operations data for 2009, 2010 and 2011, as well as the consolidated balance sheet data at December 31, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statement of operations data for 2008 from our audited consolidated financial statements not included in this prospectus. We derived the unaudited consolidated statement of operations data for 2007 as well as the unaudited consolidated balance sheet data at December 31, 2007 and 2008 from our unaudited consolidated financial statements not included in this prospectus. We derived the unaudited consolidated statement of operations data for the three months ended March 31, 2011 and 2012 as well as the unaudited consolidated balance sheet data at March 31, 2012 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of results to be expected in any future period, and results for the three months ended March 31, 2012 are not necessarily indicative of results to be expected for the full year.

	Years Ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2011	2012
	(unaudited)					(unaudited)
	(in thousands, except share and per share data)
Revenue
Membership	$10,800	$15,935	$20,434	$25,149	$33,815	$7,033	$9,975
Service provider	12,299	17,929	25,166	33,890	56,228	10,595	21,119

Total revenue	23,099	33,864	45,600	59,039	90,043	17,628	31,094

Operating expenses
Operations and support	8,931	12,164	11,654	12,464	16,417	3,399	5,775
Selling	8,553	10,098	12,671	16,892	33,815	6,084	12,409
Marketing	8,841	14,941	16,114	30,237	56,122	11,099	17,606
Technology(1)	2,377	4,610	5,062	6,270	9,109	1,843	3,127
General and administrative(1)	7,141	8,773	8,699	16,302	18,740	3,904	5,171

Operating loss	(12,744)	(16,722)	(8,600)	(23,126)	(44,160)	(8,701)	(12,994)
Interest expense	2,949	3,126	3,381	3,966	3,004	935	456
Loss on debt extinguishment	—	469	—	—	1,830	—	—

Loss before income taxes	(15,693)	(20,317)	(11,981)	(27,092)	(48,994)	(9,636)	(13,450)
Income tax expense	—	—	—	154	43	—	—

Net loss	$(15,693)	$(20,317)	$(11,981)	$(27,246)	$(49,037)	$(9,636)	$(13,450)

Net loss per common share—basic and diluted		$(0.75)	$(0.45)	$(0.99)	$(1.60)	$(0.34)	$(0.24)

Weighted average number of common shares outstanding—basic and diluted(2)		26,935,785	26,666,918	27,603,927	30,655,532	28,346,204	56,963,649

(1) Includes non-cash stock-based compensation as follows:

	Years Ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2011	2012
	(unaudited)					(unaudited)
	(in thousands)
Technology	$—	$—	$—	$496	$786	$238	$146
General and administrative	55	77	76	6,203	3,056	355	534

	$55	$77	$76	$6,699	$3,842	$593	$680

(2)	The weighted average number of common shares for all periods prior to April 30, 2010 is based on member units assuming conversion to common stock at the applicable rates effective upon reorganization as a corporation on April 30, 2010.

	Years Ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2011	2012
Other Data (unaudited):
Total paid memberships (end of period)(1)	234,879	333,489	411,727	602,882	1,074,757	674,490	1,221,387
Gross paid memberships added (in period)(2)	134,586	193,011	219,140	355,580	716,350	112,761	215,431
Marketing cost per paid membership acquisition (in period)(3)	$66	$77	$74	$85	$78	$98	$82
First-year membership renewal rate (in period)(4)	65%	62%	67%	70%	75%	71%	73%
Average membership renewal rate (in period)(4)	73%	70%	73%	75%	78%	75%	76%
Participating service providers (end of period)(5)	6,437	7,960	10,415	15,060	24,095	17,577	27,100
Total service provider contract value (end of period, in thousands)(6)	$15,268	$22,489	$30,849	$43,050	$73,609	$50,303	$87,335

(1)	Reflects the number of paid memberships at the end of each period presented. Total paid memberships also includes a de minimis number of complimentary memberships in our paid markets for all periods presented. The number of memberships lost during the periods presented was 51,817, 94,401, 140,902, 164,425, 244,475, 41,153 and 68,801 for 2007, 2008, 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012, respectively.
(2)	Reflects the total number of new paid memberships added in a reporting period.
(3)	Reflects marketing expense divided by gross paid memberships added in a reporting period.
(4)	First-year renewal rate reflects the percentage of paid memberships expiring in the reporting period after the first year of membership that are renewed, and average membership renewal rate reflects the percentage of all paid memberships expiring in the reporting period that are renewed. Renewal rates exclude monthly memberships.
(5)	Reflects the total number of service providers under contract for advertising at the end of the period.
(6)	Reflects the total contract value of active service provider contracts at the end of the period. Contract value is the total payment obligation, including amounts already recognized in revenue, of a service provider to us over the stated term of the contract.

	As of December 31,					As of March 31,
	2007	2008	2009	2010	2011	2012
	(unaudited)					(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$—	$7,786	$2,016	$9,209	$88,607	$84,570
Working capital	(22,592)	(3,924)	(15,331)	(18,378)	58,085	44,093
Total assets	6,896	18,737	12,299	22,601	111,398	113,609
Total deferred revenue	10,100	14,380	18,024	23,261	34,786	38,885
Long-term debt, including accrued interest	6,316	22,987	22,503	16,463	14,820	14,832
Convertible preferred stock	—	—	—	2	—	—
Common stock and additional paid-in capital	—	—	—	85,486	236,015	236,711
Stockholders’ equity (deficit)	(25,306)	(24,677)	(36,268)	(33,757)	45,836	33,082

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the “Risk Factors” section.

Overview

We operate a consumer-driven solution for our members to research, hire, rate and review local professionals for critical needs, such as home, health care and automotive services. Our ratings and reviews, which are available only to our members, help our members to find the best provider for their local service needs. We currently have more than 1.2 million paid memberships. We allow local service providers who are highly rated by our members to advertise discounts and other promotions to our members.

We generate revenue from both our members and our service providers. We derive membership revenue from subscription fees and, in certain cases, non-refundable initiation fees for monthly, annual and multi-year memberships. These fees typically are charged in advance and recognized ratably over the subscription period and the expected life of the membership, respectively. As of March 31, 2012, approximately 89% of our total membership base had purchased annual or multi-year memberships. These subscription fees represent a significant source of our working capital and have provided a relatively predictable revenue stream.

We derive service provider revenue principally from term-based sales of advertising to local service providers. Our members grade local service providers on an “A” to “F” scale, and we invite local service providers with an average grade of “B” or better and at least two reviews submitted in the last three years to advertise to our members through any or all of our website, email promotions, monthly magazine and call center. As of March 31, 2012, approximately 243,000 of the 947,000 service providers reviewed on Angie’s List were eligible to advertise with us. Approximately 11% of these eligible service providers were participating as advertisers at March 31, 2012.

Service provider contracts in effect as of March 31, 2012 had an average term of 13.9 months, can be prepaid or invoiced monthly at the option of the service provider and carry an early termination penalty. We recognize service provider revenue ratably over the period in which an advertising campaign is run. Since 2008, service provider revenue has comprised a majority of our total revenue, and we expect service provider revenue to increase as a percentage of total revenue in the future. We are expanding our service provider sales force to continue to drive increased service provider revenue. Our high service provider renewal rates, both in number of service providers renewing and as a percentage of initial contract value renewed, have provided us with a relatively predictable revenue stream.

To establish a new market, we begin by offering free memberships and actively soliciting members’ reviews of local service providers. As the number of members and the number of reviews of service providers grow, we begin charging membership fees and offering advertising opportunities to eligible local service providers. Historically, we have begun to convert most markets to paid membership status within 24 months after launch. From January 1, 2008 through March 31, 2012, we grew our operations from 45 to 186 paid membership markets across the United States.

Increasing new paid memberships is our key growth strategy. Increased penetration in a market results in more member reviews of local service providers, which increases the value of our service to consumers and drives further membership growth in that market. Increased penetration in a market also drives increased advertising sales to service providers and supports higher advertising rates as the pool of members actively seeking to hire service providers grows. However, our ability to increase advertising rates tends to lag increased penetration of our markets due to our inability to increase rates under existing service provider contracts prior to renewal. Our primary strategy for new member acquisition is national offline and online advertising. In 2011 and the three months ended March 31, 2012, our marketing expense was $56.1 million and $17.6 million, respectively. We expect marketing expense to increase in future periods as we accelerate our advertising spending to acquire new paid memberships.

As described further in “Market Cohort Analysis” below, we believe that our estimated penetration rate and average revenue per market will increase as markets mature, and over the long term we believe that these increased revenues will more than offset our operating expenses. In addition, our advertising spending, which is our single largest operating expense, is related to the acquisition of new members, rather than the maintenance of existing members. Because our advertising contracts typically are short-term, we can rapidly adjust marketing expense, and thus decrease total operating expenses to reduce cash used in operations or generate cash and profits from operations should we begin to experience adverse trends in marketing cost per paid membership acquisition or wish to optimize for profitability at the expense of rapid growth. We believe that our high membership renewal rates and “word of mouth” referrals from existing members, combined with effective purchasing of lower volumes of advertising, would enable us to maintain and potentially grow the size of our paid membership base at a lower level of overall advertising spending.

From our inception in 1995 through 2000, we operated primarily as a call center service in mid-sized markets such as Indianapolis, Charlotte, Cleveland and Tampa. In February 2001, we launched our website, www.AngiesList.com, in all 10 of our then-established markets, and almost immediately www.AngiesList.com became our primary service platform. In 2006, we set out to expand our operations to cover all major U.S. metropolitan markets and establish a national footprint, and as of March 31, 2012 Angie’s List was operating in 186 paid membership markets across the country.

Market Cohort Analysis

To analyze our progress in executing our expansion plan, we compile certain financial and operating data regarding markets we have entered grouped by the years in which the markets transitioned to paid membership status. The table below summarizes this data for twelve month period ended March 31, 2012 by the following cohorts. The pre-2003 cohort includes our ten most established markets, where we initially built out our business model. The markets in this cohort include several mid-sized urban markets in the Midwest as well as Chicago and Boston. The 2003 through 2007 cohort includes the first major subset of markets, including many of our largest potential markets, that we targeted in our national expansion strategy. The markets in these cohorts have begun to achieve penetration rates that allow us to transition beyond introductory membership and advertising rates. The 2008-2010 and post-2010 cohorts include markets that have most recently converted to paid status and that still have predominantly introductory membership and advertising rates. The markets in these cohorts generally are smaller markets that we entered to fill out our national presence.

Cohort	# of Markets	Avg. Revenue/ Market(1)	Membership Revenue/Paid Membership(2)	Service Provider Revenue/Paid Membership(3)	Avg. Marketing Expense/ Market(4)	Total Paid Memberships(5)	Estimated Penetration Rate(6)	Annual Membership Growth Rate(7)
Pre-2003	10	$3,621,617	$50.78	$109.02	$995,174	271,800	6.8%	50%
2003-2007	35	1,736,684	43.21	76.01	1,022,888	655,982	4.6%	80%
2008-2010	103	59,506	15.36	14.81	145,424	278,193	4.6%	117%
Post 2010	38	5,871	11.63	15.12	49,935	15,412	2.0%	*

Total	186					1,221,387

*	Not meaningful.
(1)	Average revenue per market is calculated by dividing the revenue recognized for the markets in a given cohort by the number of markets in the cohort at period end.

(2)	Membership revenue per paid membership is calculated as our membership revenue in the cohort divided by the average number of paid memberships in the cohort. We calculate this average per market to facilitate comparisons among cohorts, but it is not intended to represent typical characteristics of actual markets within the cohort.
(3)	Service provider revenue per paid membership is calculated as service provider revenue in the cohort divided by the average number of paid memberships in the cohort.
(4)	Average marketing expense per market is calculated first by allocating marketing expense to each cohort based on the percentage of our total target demographic for all markets in such cohort, as determined by third-party data, and then dividing the allocated cohort marketing expense by the number of markets in the cohort at period end. We calculate this average per market to facilitate comparisons among cohorts, but it is not intended to represent typical characteristics of actual markets within the cohort. According to a February 2012 demographic study by LogicLab LLC that we commissioned, there were approximately 29 million households in the United States in our target demographic, which consists of homeowners aged 35 to 64 with an annual household income of at least $75,000. Approximately 25 million of these households were in our markets. The average number of households per market in our demographic target was 400,000, 410,000, 60,000 and 20,000 for the pre-2003, 2003-2007, 2008-2010 and post-2010 cohorts, respectively.
(5)	Includes total paid memberships as of March 31, 2012. Total paid memberships in each cohort includes a de minimis number of complimentary memberships in our paid markets for the period presented. All revenue and paid memberships relating to locations that were not identified as part of a specific market are included in the 2008-2010 cohort.
(6)	Estimated penetration rate is calculated by dividing the number of paid memberships in a given cohort as of March 31, 2012 by the number of households meeting our target demographic criteria in such cohort.
(7)	Annual membership growth rate is the rate of increase in the total number of paid memberships in the cohort between March 31, 2011 and March 31, 2012.

Our average revenue per market, membership revenue per paid membership and service provider revenue per paid membership generally increase with the maturity and corresponding increased penetration of our markets. However we expect total revenue per paid membership to fluctuate from period to period and in recent periods we generally recorded declining total revenue per paid membership overall. This decline reflects a lag in our ability to leverage increased penetration in a market into increased advertising rates as our average advertising contract term in effect as of March 31, 2012 was 13.9 months and we are only able to increase rates for a given participating service provider upon contract renewal. In addition, the decline reflects rapid membership growth in less penetrated markets where the average membership and service provider revenue per paid member is lower than in more penetrated markets.

We also have adopted a dynamic pricing model in 61 of our mature markets to offer members the opportunity to purchase only those segments of Angie’s List that are most relevant to them, which includes the original Angie’s List, which covers 320 categories, including home, lawn, car and pets, Angie’s List Health & Wellness or Angie’s List Classic Cars. These segments continue to be offered in all other markets as a single bundle. We anticipate unbundling our offerings in more of our markets as market penetration increases and the number and categories of local service providers reviewed by members in such markets grow. We believe this pricing model will enable us to offer a better value proposition to our members and preserve cross-selling opportunities as members’ needs evolve. Although we expect that this strategy may result in lower average membership fees per paid membership overall, we believe the new members generated by this pricing model should ultimately produce increased service provider revenue per paid membership.

As a market matures, our penetration rate typically increases. Historically, while the absolute number of paid members may grow faster in large markets, our small and medium markets have often achieved greater penetration over a shorter time period than our larger markets. We believe that a principal reason for our lower penetration rates in large markets is the manner in which we market Angie’s List to our target demographic in such markets. We have chosen to spend 100% of our marketing dollars on national advertising. We believe that this advertising strategy provides us the most cost-efficient manner of acquiring new paid memberships. However, advertising nationally means we deliver the same volume of advertising regardless of the size of the market. Since each market differs in terms of the number of advertising outlets available, the impact of our spending on national advertising varies across markets. In our experience, smaller markets typically have fewer advertising outlets than larger markets. We believe the same volume of advertising in a smaller market is more effective in building brand awareness and generating new memberships than in larger markets. We expect to continue to see lower relative penetration rates in our larger markets for these reasons. Because several of these larger markets are in the 2003-2007 cohort, over time our penetration rate in this cohort may lag other cohorts.

Key Operating Metrics

In addition to the line items in our financial statements, we regularly review a number of other operating metrics related to our membership and service provider bases to evaluate our business, determine the allocation of resources and make decisions regarding business strategies. We believe information on these metrics is useful for investors and analysts to understand the underlying trends in our business. The following table summarizes our key operating metrics, which are unaudited, for the years ended December 31, 2009, 2010 and 2011 and the first three months of 2011 and 2012:

	Years Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
Total paid memberships (end of period)	411,727	602,882	1,074,757	674,490	1,221,387
Gross paid memberships added (in period)	219,140	355,580	716,350	112,761	215,431
Marketing cost per paid membership acquisition (in period)	$74	$85	$78	$98	$82
First-year membership renewal rate (in period)	67%	70%	75%	71%	73%
Average membership renewal rate (in period)	73%	75%	78%	75%	76%
Participating service providers (end of period)	10,415	15,060	24,095	17,577	27,100
Total service provider contract value (end of period, in thousands)	$30,849	$43,050	$73,609	$50,303	$87,335

Total paid memberships. Total paid memberships reflects the number of paid memberships at the end of each period presented. Total paid memberships also includes a de minimis number of complimentary memberships in our paid markets for all periods presented. Our number of total paid memberships increased 81% for the first three months of 2012 over the first three months of 2011, 78% for 2011 over 2010 and 46% for 2010 over 2009. We generally expect that there will be one membership per household and, as such, each membership may actually represent multiple individual consumers.

Gross paid memberships added. Gross paid memberships added reflects the total number of new paid memberships added in a reporting period. Gross paid memberships added increased substantially in each period presented, which we believe has been driven by our increasing investment in national advertising spend and, to a lesser extent, by “word of mouth” referrals from our existing members.

Marketing cost per paid membership acquisition. We calculate marketing cost per paid membership acquisition in a reporting period as marketing expense divided by gross paid memberships added in that period. Because we advertise in national media, some of our marketing expense also increases the number of unpaid memberships. On a comparative basis, marketing cost per paid membership acquisition can reflect our success in generating “word of mouth” referrals and experimentation and adjustments to our marketing expense to focus on more effective advertising outlets for membership acquisition. We typically have higher marketing expense and marketing cost per paid membership acquisition in the second and third quarters of the year in order to attract consumers during the periods when we have found they are most actively seeking Angie’s List services. Our marketing expense and marketing cost per paid membership acquisition is normally reduced in the fourth quarter, reflecting reduced consumer activity in the service sector and higher advertising rates generally due to holiday promotional activity.

Membership renewal rates. First-year membership renewal rate reflects the percentage of paid memberships expiring in the reporting period after the first year of membership that are renewed. Average membership renewal rate reflects the percentage of all paid memberships expiring in the reporting period that are renewed. Renewal rates do not include monthly memberships, which comprised 11% of our total membership base as of March 31, 2012. Given the correlation between increased penetration and higher total revenue per paid membership, we view first-year membership renewal rate and average membership renewal rate as key indicators of expected operating results in future periods.

Participating service providers. We include in participating service providers the total number of service providers under contract for advertising at the end of the period. Our number of participating service providers increased 54% for the first three months of 2012 over the first three months of 2011, 60% for 2011 over 2010 and 45% for 2010 over 2009.

Total service provider contract value. We calculate service provider contract value as the total contract value of active service provider contracts at the end of the period. Contract value is the total payment obligation of a service provider to us, including amounts already recognized in revenue, over the stated term of the contract.

In addition, we have recently begun tracking contract value backlog as a key metric. Contract value backlog consists of the portion of service provider contract value at the stated date which has not yet been recognized as revenue. Our contract value backlog was $46.2 million at December 31, 2011 and $55.1 million at March 31, 2012.

Basis of Presentation and Recent Trends

Revenue

Membership revenue. Our members sign up for monthly, annual or multi-year subscriptions to our service. Membership revenue includes subscription fees and, in certain cases, non-refundable initiation fees charged to new members. We charge the full price of membership at the commencement of the subscription period and at each renewal date (whether monthly, annual or multi-year), unless the member chooses not to renew the membership before the renewal date. Our members prepay their membership fees at the commencement of the subscription period. We record prepaid membership fees as deferred revenue and recognize the fees as revenue over the subscription period. We charge a non-refundable initiation fee in connection with monthly memberships and the lowest cost annual memberships in less penetrated markets. We recognize revenue from non-refundable initiation fees over the expected life of the membership, which we estimate to be 13 months for monthly memberships and 60 months for annual and multi-year memberships, based on our historical experience.

Service provider revenue. We generate revenue from service providers in two ways: through advertisements and service providers’ sales of e-commerce vouchers to our members. Local service providers generally pay for advertisements in advance on a monthly or annual basis. The average term of our service provider contracts was 13.9 months as of December 31, 2009, 14.0 months as of December 31, 2010, 14.1 months as of December 31, 2011 and 13.9 months as of March 31, 2012. We believe that the average term of service provider contracts through mid-2011 grew principally due to incentives established by our commission structure. In 2009, 2010 and the first quarter of 2011, we compensated our service provider sales force based on the total value of service provider contracts over their terms. In the second quarter of 2011, we redesigned our commission structure to emphasize twelve month contracts and decrease compensation tied to service provider contract value that was realized over more than twelve months. As a result, the average term of our service provider contracts has decreased. While longer term service provider contracts provide a predictable stream of revenue, by shortening the average term of our service provider contracts we are able to more frequently adjust advertising rates as our penetration of a given market increases.

We recognize revenue from the sale of website and call center advertising ratably over the time period in which the advertisements run. We recognize revenue from the sale of advertising placement in Angie’s List Magazine in the month the advertisement is published and distributed. As our penetration of a given market increases, we are typically able to charge higher rates for advertising because service providers are able to reach a larger base of potential customers. However, because we only increase advertising rates at the time of contract renewal, increases in service provider revenue in a given market may trail increases in market penetration.

Service provider revenue also includes revenue for sales of e-commerce vouchers to our members. We recognize revenue from e-commerce transactions when the vouchers have been electronically delivered to the purchaser. When we sell a voucher, we retain a portion of the proceeds and remit the remainder of the proceeds to the service provider. We record the net amount retained from these vouchers as revenue. We record revenue on a net basis because we are acting as an agent on behalf of the merchant in the transaction.

Operating expenses

Operations and support. Operations and support expense consists primarily of costs associated with publishing Angie’s List Magazine, operating our call center and providing support to our members and service providers, including wages and other employee benefits, credit card processing fees for member enrollment service provider advertising and other transactions on our website, report transcription and data entry, and amortization of the cost of acquired data. Operations and support expense does not include the cost of maintaining our website, which is included in technology expense. As a result of the recent growth of our membership, we expanded our call center staff to maintain high levels of customer service and encourage high renewal rates. Between January 1, 2011 and March 31, 2012, we increased headcount in our call center by 64, to 126 personnel. We are also increasing our use of third-party marketing research firms to enable our members to submit reviews by telephone to enrich the content available to our members and expand the number of service providers eligible to advertise with us. We expect our operations and support expense to increase in absolute dollars in the future as we continue to grow our membership and scale our operations.

Selling. Selling expense consists primarily of commissions, wages and other employee benefits for personnel focused on selling advertising to eligible service providers. We pay substantially higher commissions to our service provider sales force for contracts with first-time participating service providers than we pay for renewals of advertising contracts, with effective commission rates of approximately 64% for new service provider contracts compared to 10% for renewals. Selling expense also includes the cost of service provider marketing efforts, facilities related to sales personnel, supplies and sales force training, as well as personnel-related costs for account management personnel. Because selling expense primarily consists of commissions, we generally expect it to fluctuate with service provider revenue over time.

Commission expense is paid in the month after the commission is earned but is deferred for financial reporting and recognized as the related revenue is recognized. Sales personnel are paid a minimum draw, and to the extent the draw exceeds commissions earned, we expense the excess draw as salary in the period the draw is paid. Because new sales personnel require time to attain full productivity, most of our draws expensed as salary are for newly hired sales personnel. As a result, in periods of rapid expansion of our sales force such as 2011, our selling expense as a percentage of revenue may increase. As of March 31, 2012, 191 of our service provider sales personnel out of 408 had been hired within the past six months. Because we plan to continue to invest in expanding our sales force for new contracts, we expect selling expense to increase in absolute dollars and as a percentage of revenue in future periods.

Marketing. Marketing expense consists of national television, radio and print, as well as online advertising for the purpose of acquiring new paid memberships. Because the vast majority of our advertising spending is related to our growth strategy and our advertising contracts typically are short-term, we can rapidly adjust marketing expense. For example, in 2009, we reduced the rate of growth in our advertising spending in view of economic conditions in the United States. We have significantly increased, and expect to continue to increase, our investment in membership acquisition. Such increased marketing expense will consume material amounts of our cash, and is expected to result in additional losses and negative cash flow.

Technology. Technology expense consists primarily of personnel-related costs, including wages, employee benefits and expenditures for professional services and facilities, all of which are related to maintenance of our website and product development. Technology expense also includes stock-based compensation expense relating to our technology personnel. Our technology expense has increased during the periods presented primarily as a result of the addition of technology personnel and enhancement of our technology platform. We expect technology expense to continue to increase in absolute dollars in future periods to support the growth in our members, service providers and personnel.

General and administrative. General and administrative expense consists primarily of personnel-related costs, including wages, benefits and expenditures for executive, legal, finance, human resources and corporate communications personnel, as well as professional fees, facilities expense, insurance premiums, amortization of certain intangibles, depreciation of leasehold improvements and other corporate expenses. General and administrative expense also includes stock-based compensation expense relating to our general and administrative personnel. Our general and administrative expense has increased substantially since 2009, and we expect general and administrative expenses, with the exception of stock-based compensation, to continue to increase in absolute dollars in future periods as we support our growing organization and incur costs related to operating as a public company.

Conversion to Corporation and Additional Stock-based Compensation

In April 2010, we converted from an Indiana limited liability company to a Delaware corporation. In connection with this conversion, unexercised options and unvested restricted membership units in the limited liability company held by certain of our personnel were cancelled. In the fourth quarter of 2010, we granted stock options and issued restricted stock in the Delaware corporation to certain of our personnel as a subsequent acknowledgement of interests in the limited liability company that had been cancelled in connection with the conversion. Principally as a result of these grants, we recorded an aggregate of $6.7 million in stock-based compensation expense in 2010, of which $6.2 million was recorded as general and administrative expense and $0.5 million was recorded as technology expense. We will continue to record expense related to these issuances as they vest through 2013, other than approximately $1.1 million in restricted stock vesting and expense which accelerated upon our initial public offering.

Results of Operations

The following tables set forth our results of operations for the periods presented in absolute dollars and as a percentage of our revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Years Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Revenue
Membership	$20,434	$25,149	$33,815	$7,033	$9,975
Service provider	25,166	33,890	56,228	10,595	21,119

Total revenue	45,600	59,039	90,043	17,628	31,094

Operating expenses
Operations and support	11,654	12,464	16,417	3,399	5,775
Selling	12,671	16,892	33,815	6,084	12,409
Marketing	16,114	30,237	56,122	11,099	17,606
Technology(1)	5,062	6,270	9,109	1,843	3,127
General and administrative(1)	8,699	16,302	18,740	3,904	5,171

Operating loss	(8,600)	(23,126)	(44,160)	(8,701)	(12,994)
Interest expense	3,381	3,966	3,004	935	456
Loss on debt extinguishment	—	—	1,830	—	—

Loss before income taxes	$(11,981)	$(27,092)	$(48,994)	$(9,636)	$(13,450)
Income tax expense	—	154	43	—	—

Net loss	$(11,981)	$(27,246)	$(49,037)	$(9,636)	$(13,450)

(1) Includes non-cash stock-based compensation as follows:
Technology	$—	$496	$786	$238	$146
General and administrative	76	6,203	3,056	355	534

	$76	$6,699	$3,842	$593	$680

	Years Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)
	(as a percentage of revenue)
Revenue
Membership	45%	43%	38%	40%	32%
Service provider	55	57	62	60	68

Total revenue	100	100	100	100	100

Operating expenses
Operations and support	26	21	18	19	19
Selling	28	29	38	35	40
Marketing	35	51	62	63	56
Technology	11	10	10	10	10
General and administrative	19	28	21	22	17

Operating loss	(19)	(39)	(49)	(49)	(42)
Interest expense	7	7	3	6	1
Loss on debt extinguishment	—	—	2	0	0

Loss before income taxes	(26)	(46)	(54)	(55)	(43)
Income tax expense	—	—	—	0	0

Net loss	(26%)	(46%)	(54%)	(55%)	(43%)

Comparison of the three months ended March 31, 2011 and 2012

Revenue

	Three Months Ended March 31,
	2011	2012	% Change
	(unaudited)
	(dollars in thousands)
Revenue
Membership	$7,033	$9,975	42%
Service provider	10,595	21,119	99%

Total revenue	$17,628	$31,094	76%

Percentage of revenue by type
Membership	40%	32%
Service provider	60%	68%

Total revenue	100%	100%

Total paid memberships (end of period)	674,490	1,221,387	81%
Gross paid memberships added (in period)	112,761	215,431	91%
Participating service providers (end of period)	17,577	27,100	54%

Total revenue increased $13.5 million for the three months ended March 31, 2012 as compared to the three months ended March 31, 2011.

Membership revenue increased $2.9 million primarily due to an 81% increase in the total number of paid memberships, partially offset by a 21% decrease in membership revenue per paid membership in the three months ended March 31, 2012. The decrease in membership revenue per paid membership resulted primarily from growth in paid memberships in less penetrated markets where average membership fees per paid membership are lower. This decline also reflected the effect of allowing members in our more penetrated markets to purchase only those segments of Angie’s List that are most relevant to them at a lower membership rate than applicable for the full service. We offer only bundled memberships to members in less penetrated markets. The decrease in membership revenue per paid membership in the three months ended March 31, 2012 also resulted from an increase from 87% to 89% of total memberships constituting annual and multi-year memberships. Consumers pay more per month for a monthly membership than for an annual membership. Therefore, in periods in which our percentage of memberships shifts to more annual and multi-year memberships, our membership revenue per paid membership decreases.

Service provider revenue increased $10.6 million to 68% of revenue primarily as a result of a 54% increase in the number of local service providers participating in our advertising programs and an 11% increase in the average service provider contract value. We included e-commerce revenue of $3.8 million and $0.7 million in service provider revenue in the three months ended March 31, 2012 and 2011, respectively. Our e-commerce revenue is generated by our Angie’s List Big Deal and Storefront offerings. While we are encouraged by the early results of these offerings, we expect the revenue contribution from these offerings to fluctuate from period to period as the offerings evolve.

Operations and support

	Three Months Ended March 31,		% Change
	2011	2012
	(unaudited)
	(dollars in thousands)
Operations and support	$3,399	$5,775	70%
Percentage of revenue	19%	19%

Operations and support expense increased $2.4 million for the three months ended March 31, 2012 compared to the three months ended March 31, 2011. This increase was due in part to a $0.6 million increase in call center costs as compared to the prior year period as a result of increased headcount from 62 to 126 due to the recent growth of our membership. In addition, there was a $0.5 million increase in credit card processing fees for member enrollment and service provider transactions and a $0.7 million increase in costs associated with the collection of member reviews of service providers as we continued to increase the content on our website. Publication-related costs increased by $0.4 million due to a 61% increase in circulation of our monthly publication. We expect operations and support to continue to increase in absolute dollars as we grow our membership and service provider base. Operations and support expense as a percentage of revenue was flat due to the increase in revenue and our realization of economies of scale, offset by the increased expenses noted above.

Selling

	Three Months Ended March 31,		% Change
	2012	2011
	(unaudited)
	(dollars in thousands)
Selling	$6,084	$12,409	104%
Percentage of revenue	35%	40%

Selling expense increased $6.3 million for the three months ended March 31, 2012 compared to the three months ended March 31, 2011. This increase was due in part to an 83% increase in new advertising contract origination value. We incur greater effective sales commission rates on new advertising contracts as compared to renewals. In connection with our increased selling efforts, we increased the number of our sales personnel originating new advertising contracts by 96% to 408 from 208 and the number of our sales personnel responsible for contract renewals by 57% to 94 from 60 from the end of the prior year period. The increase in selling expense included $0.5 million of draws in excess of commissions earned as our more recent sales hires for new advertising generally do not produce as much revenue as more experienced sales personnel.

Selling expense as a percentage of revenue increased for the three months ended March 31, 2012 as compared to the three months ended March 31, 2011, due to the more rapid expansion of our sales force, particularly the portion of our sales force focusing on new contract origination. In light of the fact that selling expense primarily consists of commissions, we generally expect it to fluctuate with service provider revenue over time. Because we plan to continue to invest in expanding our sales force for new contracts, we expect selling expense to increase in absolute dollars and as a percentage of revenue in future periods.

Marketing

	Three Months Ended March 31,		% Change
	2011	2012
	(unaudited)
	(dollars in thousands)
Marketing	$11,099	$17,606	59%
Percentage of revenue	63%	56%
Gross paid memberships added in the period	112,761	215,431	91%
Marketing cost per paid membership acquisition	$98	$82

Marketing expense increased $6.5 million for the three months ended March 31, 2012 compared to the three months ended March 31, 2011, primarily due to an increase in national advertising. We expect our marketing expense to continue to be primarily focused on national television spending. We attribute our decrease in cost per paid membership acquisition to improved effectiveness of marketing, presentation of new advertisements and additional “word of mouth” benefits as we have increased penetration.

Marketing expense as a percentage of revenue decreased from the prior year period due to the timing of marketing initiatives as compared to revenue recognized. Consistent with the seasonality that characterizes our business, we expect our marketing expense and marketing cost per paid membership acquisition to peak in the second and third quarters of the year as we ramp our brand advertising into the peak summer months.

Technology

	Three Months Ended March 31,		% Change
	2011	2012
	(unaudited)
	(dollars in thousands)
Technology	$1,843	$3,127	70%
Percentage of revenue	10%	10%
Non-cash stock-based compensation	$238	$146

Technology expense increased $1.3 million for the three months ended March 31, 2012 compared to the three months ended March 31, 2011. The increase in technology expense was primarily attributable to a $0.7 million increase in personnel-related costs as well as costs incurred to continue to develop our technology platform and service our growing base of members and service providers. We expect technology expense to continue to increase in absolute dollars in future periods as we established a development presence in Palo Alto, California in April 2012 and continue to support our growth.

Technology expense as a percentage of revenue remained consistent with the prior year period. We expect technology expense to increase as a percentage of revenue as we increase our development spending and improve our technology platforms.

General and administrative

	Three Months Ended March 31,		% Change
	2011	2012
	(unaudited)
	(dollars in thousands)
General and administrative	$3,904	$5,171	32%
Percentage of revenue	22%	17%
Non-cash stock-based compensation	$355	$534

General and administrative expense increased $1.3 million for the three months ended March 31, 2012 compared to the three months ended March 31, 2011. Personnel-related costs increased $0.5 million primarily as a result of an increase in our headquarters staff and we incurred an additional $0.3 million in outside consulting and professional services fees to support our growing organization. Non-cash stock-based compensation expense increased by $0.2 million as a result of grants made throughout 2011 and early 2012. We expect general and administrative expense to continue to increase in absolute dollars in future periods as we support our growing organization and incur costs related to operating as a public company. General and administrative expense as a percentage of revenue decreased as a percentage of revenue due to the increase in revenue and our realization of economies of scale.

Interest expense

Interest expense decreased $0.5 million for the three months ended March 31, 2012 compared to the three months ended March 31, 2011, as the result of a decrease in average debt outstanding in 2011 as well as lower interest rates associated with the refinancing of our primary debt obligations in late 2011.

Comparison of the years ended December 31, 2009, 2010 and 2011

	Years Ended December 31,
	2009	2010	2011	2010 over 2009	2011 over 2010
	(in thousands)
Revenue
Membership	$20,434	$25,149	$33,815	23%	34%
Service provider	25,166	33,890	56,228	35%	66%

Total revenue	$45,600	$59,039	$90,043	29%	53%

Percentage of revenue by type
Membership	45%	43%	38%
Service provider	55	57	62

Total revenue	100	100	100

Total paid memberships (end of period)	411,727	602,882	1,074,757	46%	78%
Gross paid membership added (in period)	219,140	355,580	716,350	62%	101%
Participating service providers (end of period)	10,415	15,060	24,095	45%	60%

2011 compared to 2010. Membership revenue increased $8.7 million primarily due to a 78% increase in the total number of paid memberships, partially offset by a 25% decrease in membership revenue per paid membership in 2011. This decrease in membership revenue per paid membership resulted from growth in paid memberships in less penetrated markets where average membership fees per paid membership are lower. This decline also reflects the effect of allowing members in our more penetrated markets to purchase only those segments of Angie’s List that are most relevant to them. We offer only bundled memberships to members in less penetrated markets. The decrease in membership revenue per paid membership in 2011 is also the result of a shift to more annual memberships as a percentage of total paid memberships.

Service provider revenue increased $22.3 million to 62% of revenue primarily as a result of a 60% increase in the number of local service providers participating in our advertising programs. A slight increase in the average service provider contract value also contributed to the increase in service provider revenue.

2010 compared to 2009. Membership revenue increased $4.7 million as the result of a 46% increase in the total number of paid memberships, partially offset by a 10% decrease in membership revenue per paid membership in the 2010 period. This decrease in membership revenue per paid membership resulted from growth in paid memberships in less penetrated markets where membership fees are lower, and the effect of allowing members in our more penetrated markets to purchase only those segments of Angie’s List that are most relevant to them.

Service provider revenue increased by $8.7 million to 57% of revenue due primarily to an increase in the number of participating service providers, partially offset by a decrease in the average service provider contract value. During 2010 we expanded our service provider relationships by offering advertising in a greater range of service categories. Service provider contracts in these newer service categories generally have lower values. In our more penetrated markets, we reduced the geographic coverage and price of advertisements in certain service categories, which had the effect of increasing the number of participating service providers at a lower average contract value.

Operations and support

	Years Ended December 31,
	2009	2010	2011	2010 over 2009	2011 over 2010
	(in thousands)
Operations and support	$11,654	$12,464	$16,417	7%	32%
Percentage of revenue	26%	21%	18%

2011 compared to 2010. Operations and support expense increased $4.0 million for 2011 compared to 2010. This increase was due in part to a $1.3 million increase in credit card processing fees for member enrollment and other transactions in connection with our membership growth. In addition, costs associated with the collection of member reviews of service providers increased by $0.8 million as we continue to increase the content on our website. As a result of the recent growth of our membership, we increased headcount in our call center during the year from 47 to 80, increasing call center costs by $0.9 million as compared to the prior year. Publication-related costs increased by $1.0 million due to a 56% increase in circulation of our monthly publication.

Operations and support expense as a percentage of revenue decreased due to the significant increase in revenue and our realization of economies of scale.

2010 compared to 2009. Operations and support expense increased $0.8 million due to a $1.2 million increase in credit card fees, sales taxes and publication costs as we increased our number of memberships and number of service providers. These increases were partially offset by a $0.2 million decrease in data costs as we decreased the number of data center personnel and outsourced certain of our data center functions.

Operations and support as a percentage of revenue decreased in 2010 compared to 2009 principally due to increased total revenue and economies of scale.

Selling

	Years Ended December 31,
	2009	2010	2011	2010 over 2009	2011 over 2010
	(in thousands)
Selling	$12,671	$16,892	$33,815	33%	100%
Percentage of revenue	28%	29%	38%

2011 compared to 2010. Selling expense increased $16.9 million for 2011 compared to 2010. This increase was due in part to a 71% increase in new advertising contract origination value. We incur greater effective commission rates on new advertising contracts as compared to renewals. In addition, the number of our sales personnel originating new advertising contracts increased 131% to 349 from 151 from the prior year end.

The increase in selling expense includes $1.3 million of draws in excess of commissions earned as our more recent sales hires for new advertising generally do not produce as much revenue as more experienced sales personnel. We also increased the number of our sales personnel responsible for contract renewals by 45% to 64 from 44 as of the prior year end.

2010 compared to 2009. Selling expense increased $4.2 million in 2010 compared to 2009. The increase in selling expense was due in part to a 31% increase in the number of new service provider contracts sold as we incurred significantly higher commissions on new service provider contracts than on renewals.

Selling expense as a percentage of revenue remained relatively constant in 2010 compared to 2009.

Marketing

	Years Ended December 31,
	2009	2010	2011	2010 over 2009	2011 over 2010
	(in thousands)
Marketing	$16,114	$30,273	$56,122	88%	86%
Percentage of revenue	35%	51%	62%

Gross paid memberships added in the period	219,140	355,580	716,350	62%	101%
Cost per membership acquisition	$74	$85	$78

2011 compared to 2010. Marketing expense increased $25.9 million for 2011 compared to 2010, primarily due to an increase in national advertising. We expect our marketing expense to continue to be primarily focused on national television spending. We attribute our decrease in cost per paid membership acquisition to improved effectiveness of purchasing of marketing, presentation of new marketing creative and additional “word of mouth” benefits as we increase penetration.

Marketing expense as a percentage of revenue increased significantly due to our strategy of increasing investment in national advertising to drive membership growth.

2010 compared to 2009. Marketing expense increased $14.1 million in 2010 compared with 2009. The increase reflects our return to aggressive, growth-oriented advertising spending, including an increase in national television spending from $7.9 million in 2009 to $20.5 million in 2010, compared to our decision to reduce the rate of growth of these expenditures in 2009 in light of economic conditions. Our cost per membership acquisition increased for the same reason.

Marketing expense as a percentage of revenue increased significantly in 2010 compared to 2009 due to our strategy of investing heavily in national advertising to drive membership growth.

Technology

	Years Ended December 31,
	2009	2010	2011	2010 over 2009	2011 over 2010
	(in thousands)
Technology	$5,062	$6,270	$9,109	24%	45%
Percentage of revenue	11%	10%	10%

Non-cash stock-based compensation	$—	$496	$786

2011 compared to 2010. Technology expense increased $2.8 million for 2011 compared to 2010. The absolute dollar increase in technology expense was primarily attributable to a $1.2 million increase in personnel-related costs and a $0.3 million increase in non-cash stock-based compensation in connection with the accelerated vesting of restricted stock that occurred on our initial public offering. The remaining increase in technology expense is related to costs incurred to continue to develop our technology platform and service our growing base of members and service providers.

Technology expense as a percentage of revenue remained consistent with the prior period.

2010 compared to 2009. Technology expense increased $1.2 million in 2010 over 2009. Technology expense in 2010 included $0.5 million in non-cash stock-based compensation expense for issuances of restricted stock to technology personnel that was not incurred in 2009. In 2010, we also increased the number of technology personnel from 46 at the end of 2009 to 53 at the end of 2010, resulting in a $0.3 million increase in personnel costs.

Technology expense as a percentage of revenue decreased slightly in 2010 as compared to 2009 as we recognized economies of scale in servicing our members and participating service providers.

General and administrative

	Years Ended December 31,
	2009	2010	2011	2010 over 2009	2011 over 2010
	(in thousands)
General and administrative	$8,699	$16,302	$18,740	87%	15%
Percentage of revenue	19%	28%	21%

Non-cash stock-based compensation	$76	$6,203	$3,056

2011 compared to 2010. General and administrative expense increased $2.4 million for 2011 compared to 2010. Personnel-related costs increased $1.9 million primarily as a result of an increase in our headquarters staff to support our growing organization. We also incurred an additional $1.7 million in our outside consulting and professional services fees to support our growing organization and in connection with our initial public offering and an additional $0.6 million in expense related to an effort to improve our visibility and rankings on web searches. Non-cash stock-based compensation expense decreased by $3.1 million principally due to the recognition of stock-based compensation expense related to grants of stock options and issuances of restricted stock to general and administrative personnel following our conversion from a limited liability company to a corporation in 2010, which was not repeated in 2011.

General and administrative expense as a percentage of revenue decreased as a percentage of revenue primarily as a result of the decrease in non-cash stock-based compensation expense.

2010 compared to 2009. General and administrative expense increased by $7.6 million from 2009 to 2010, primarily as a result of $6.2 million in non-cash stock-based compensation expense for grants of options and restricted stock to general and administrative personnel during 2010, which was principally related to the grants in acknowledgment of our conversion from a LLC to a corporation compared with $0.1 million in 2009. In addition, during 2010 we incurred an additional $1.1 million for compensation, which included an increase in headcount and increases in bonuses paid as company performance improved.

General and administrative expense as a percentage of revenue increased in 2010 as compared to 2009 solely due to the $6.2 million in non-cash stock-based compensation charge in connection with our conversion from a LLC to a corporation.

Interest expense

2011 compared to 2010. Interest expense decreased $1.0 million for 2011 compared to 2010, as the result of a decrease in average debt outstanding in 2011 as well as lower interest rates associated with the refinancing of our primary debt obligations during 2011.

2010 compared to 2009. Interest expense increased $0.6 million as the result of additional amortization incurred for warrants issued to our lender during 2010.

Loss on debt extinguishment

2011 compared to 2010. Loss on debt extinguishment in 2011 was due to the refinancing of our primary debt obligations which resulted in pre-payment penalties and write-offs of debt discounts and unamortized loan fees.

2010 compared to 2009. We did not incur any loss on debt extinguishment in 2010 or 2009.

Unaudited Quarterly Results of Operations and Other Data

The following tables present our unaudited quarterly consolidated results of operations and other data for the nine quarters ended March 31, 2012 in absolute dollars and as a percentage of revenue. This unaudited quarterly consolidated information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, the statement of operations data includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. You should read this table in conjunction with our consolidated financial statements and related notes located elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future periods.

	Three Months Ended,
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
	(unaudited)
	(in thousands)
Revenues
Membership	$5,791	$6,176	$6,458	$6,724	$7,033	$7,940	$9,109	$9,733	$9,975
Service provider and other	7,202	8,304	8,999	9,385	10,595	13,018	14,899	17,716	21,119

Total revenues	12,993	14,480	15,457	16,109	17,628	20,958	24,008	27,449	31,094

Operating expenses
Operations and support	2,825	3,059	3,387	3,193	3,399	4,198	4,697	4,123	5,775
Selling	3,598	4,062	4,471	4,761	6,084	7,572	8,736	11,423	12,409
Marketing	6,036	9,431	9,665	5,105	11,099	18,132	18,760	8,131	17,606
Technology(1)	1,323	1,369	1,505	2,073	1,843	1,883	2,277	3,106	3,127
General and administrative(1)	2,326	2,315	3,455	8,206	3,904	4,461	4,365	6,010	5,171

Operating loss	(3,115)	(5,756)	(7,026)	(7,229)	(8,701)	(15,288)	(14,827)	(5,344)	(12,994)
Interest expense	947	993	1,027	999	935	872	712	485	456
Loss on debt extinguishment	—	—	—	—	—	—	1,830	—	—

Loss before income taxes	(4,062)	(6,749)	(8,053)	(8,228)	(9,636)	(16,160)	(17,369)	(5,829)	(13,450)
Income tax expense	—	146	—	8	—	—	—	43	—

Net loss	$(4,062)	$(6,895)	$(8,053)	$(8,236)	$(9,636)	$(16,160)	$(17,369)	$(5,872)	$(13,450)

(1) Includes non-cash stock-based compensation as follows:
Technology	$—	$—	$—	$496	$238	$62	$62	$424	$146
General and administrative	93	—	849	5,261	355	641	486	1,574	534

	$93	$—	$849	$5,757	$593	$703	$548	$1,998	$680

	Three Months Ended,
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
	(unaudited)
Revenues
Membership	45%	43%	42%	42%	40%	38%	38%	36%	32%
Service provider and other	55	57	58	58	60	62	62	64	68

Total revenues	100	100	100	100	100	100	100	100	100

Operating expenses
Operations and support	22	21	22	20	19	20	20	15	19
Selling	28	28	29	29	35	36	36	42	40
Marketing	46	65	62	32	63	87	78	29	56
Technology	10	10	10	13	10	9	10	11	10
General and administrative	18	16	22	51	22	21	18	22	17

Operating loss	(24)	(40)	(45)	(45)	(49)	(73)	(62)	(19)	(42)
Interest expense	7	7	7	6	6	4	3	2	1
Loss on debt extinguishment	—	—	—	—	—	—	8	—	0
Loss before income taxes	(31)	(47)	(52)	(51)	(55)	(77)	(72)	(21)	(43)
Income tax expense	—	1	—	—	—	—	—	—	0

Net loss	(31%)	(48%)	(52%)	(51%)	(55%)	(77%)	(72%)	(21%)	(43%)

	Three Months Ended,
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
Total paid memberships (end of period)	442,084	496,731	558,713	602,882	674,490	821,769	988,224	1,074,757	1,221,387
Gross paid memberships added (in period)	62,024	96,500	112,064	84,992	112,761	203,966	240,334	159,289	215,431
Marketing cost per paid membership acquisition (in period)	$97	$98	$86	$60	$98	$89	$78	$51	$82
First year membership renewal rate (in period)	67%	69%	71%	67%	71%	75%	76%	71%	73%
Average membership renewal rate (in period)	73%	73%	74%	72%	75%	78%	78%	75%	76%
Participating service providers (end of period)	11,596	12,356	13,359	15,060	17,577	19,750	21,927	24,095	27,100
Total service provider contract value (end of period, in thousands)	$33,370	$34,641	$37,402	$43,050	$50,303	$55,647	$65,104	$73,609	$87,335

We have experienced revenue growth in all periods presented as we entered new markets and increased penetration of existing markets. We have made in the past, and in the future expect to continue to make, marketing expense increases when we perceive opportunities to increase market penetration. The return on these investments is generally achieved in future periods and, as a result, these investments can adversely impact near term results. Our growth strategy has resulted in operating losses in all periods presented.

In general, we experience a higher rate of new membership acquisition during the second and third quarters of the calendar year as more consumers are actively seeking service providers for home improvement and other projects. We attribute the significant sequential increases in the number of paid memberships in 2011 to increases in marketing expenditures and word of mouth. Our membership renewal rates tend to be lower in the fourth quarter as a result of gift memberships and higher in the second and third quarters as members are more active during these periods.

Selling expense increased as a percentage of revenue in 2011 and the first quarter of 2012 as compared to 2010 as the result of an increase in the number of new service provider sales personnel and their lower average productivity. In addition, we increased the number of new participating service providers during these periods, resulting in an increase in the percentage of new advertising contract originations which bear commissions at a rate of approximately 64% compared to the 10% rate for renewals.

Marketing expense increased significantly throughout 2011 and the first quarter of 2012 due to planned increased advertising expense. Marketing expense normally fluctuates based on the timing of our national offline and online advertising programs. We generally increase our marketing expenditures in the second and third quarters to attract consumers to our service as they begin actively seeking sources of information for home improvement and other projects. We generally decrease marketing expense during the last quarter of the calendar year as consumers shift their purchasing patterns from our types of service providers as winter holidays approach and advertising rates are higher in that period.

General and administrative expense has generally increased in each period presented as we scaled our operations, but has decreased as a percentage of revenue in each of the first three quarters of 2011. During the three months ended March 31, 2012, December 31, 2011, September 30, 2011, June 30, 2011, March 31, 2011, December 31, 2010, September 30, 2010, and March 31, 2010 we recorded $0.5 million, $1.6 million, $0.5 million, $0.6 million, $0.4 million, $5.2 million, $0.8 million and $0.1 million, respectively, of non-cash stock compensation expense for issuances of stock options and grants of restricted stock to our general and administrative personnel and members of our board of directors. The increase in the fourth quarter of 2010 principally related to grants of stock options and issuances of restricted stock units in acknowledgment of our conversion from a LLC to a corporation. The increase in the fourth quarter of 2011 is related to the immediate vesting of restricted stock units as a result of our initial public offering.

Liquidity and Capital Resources

General

At March 31, 2012, we had $84.6 million in cash and cash equivalents. Cash and cash equivalents consists of cash in certificates of deposit and bank deposit accounts which, at times, may exceed federally insured limits. To date, we have experienced no loss in these accounts.

Since inception, we have financed our operations primarily through private and public sales of equity and, to a lesser extent, from borrowings. Our principal sources of operating cash flows are receipts for membership fees and service provider advertising. Since adopting our national expansion strategy in 2006, we have invested aggressively to grow our business. Over the past three years, our largest uses of cash in operating activities have been for national advertising campaigns to expand our membership base and commissions paid to service provider sales personnel as our service provider revenue has increased.

Our cash flows from operating activities are influenced by certain timing differences. For example, we pay cash to our sales personnel for commissions on service provider contracts when the service provider contract is signed by a service provider but generally collect cash from participating service providers over the term of the service provider contract. In contrast, membership fees from our members are generally collected at the beginning of the membership period and form a part of our working capital although the associated revenue is recognized over the term of the subscription period.

We believe that our existing cash and cash equivalents, excluding the net proceeds from this offering, will be sufficient to fund our operations for at least the next 12 months. From time to time, we may explore additional financing sources to develop or enhance our service, to fund expansion, to respond to competitive pressures, to acquire or to invest in complementary products, businesses or technologies, or to lower our cost of capital, which could include equity, equity-linked and debt financing. We cannot assure you that any additional financing will be available to us on acceptable terms, if at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering.

Summary cash flow information for the years ended December 31, 2009, 2010 and 2011 and for the three months ended March 31, 2011 and 2012 is set forth below.

	Year Ended December 31,			Three Month Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Net cash used in operating activities	$(5,306)	$(11,079)	$(33,135)	$(3,323)	$(2,270)
Net cash used in investing activities	(175)	(1,568)	(4,276)	(784)	(1,783)
Net cash provided by (used in) financing activities	(289)	19,840	116,809	49,798	16

Net Cash Used in Operating Activities

We have experienced negative operating cash flows principally due to our aggressive investment in national advertising campaigns for the purpose of acquiring new members. Our operating cash flows will continue to be affected principally by the extent to which we continue to pursue our growth strategy, including investing in national advertising and spending to increase headcount in order to grow our business. Our largest source of operating cash flows is cash collections from our members and service providers. We anticipate that we will continue to incur net losses and use cash in operating activities as we continue to invest aggressively to grow and penetrate our markets.

Our use of cash in operating activities for the three months ended March 31, 2012 was primarily attributable to our net loss of $13.5 million, reflecting continued investments in our national advertising campaigns, an increase in our sales personnel, as well as other headcount increases and other expenses to grow our business. This net loss was adjusted for $1.3 million of non-cash expenses, which included $0.7 million of stock-based compensation expense, $0.5 million of depreciation and amortization and $0.1 million attributable to the amortization of debt discount and deferred financing fees. Additional uses of cash included a $3.8 million increase in prepaid expenses primarily as a result of the timing of payment of commissions to our sales personnel and an increase in accounts receivable of $1.3 million attributable to an increase in service provider billings. These uses of cash in operating activities were offset in part by a $10.9 million net increase in accounts payable and accrued liabilities primarily attributable to increases in accrued marketing expenses and accrued but unpaid commissions and increases in deferred revenue of $4.1 million as a result of an increase both in the number of our paid memberships and in the number of service providers participating in our advertising programs.

Our use of cash in operating activities for the three months ended March 31, 2011 was primarily attributable to our net loss of $9.6 million, reflecting continued investments in our national advertising campaigns, an increase in our sales personnel, as well as other headcount increases and other expenses to grow our business. This net loss was adjusted for $1.4 million of non-cash expenses, which included $0.6 million of stock-based compensation expense, $0.4 million of depreciation and amortization, $0.3 million of accrued interest due on debt at maturity and $0.1 million attributable to the amortization of debt discount and deferred financing fees. Additional uses of cash included a $1.4 million increase in prepaid expenses primarily as a result of the timing of payment of commissions to our sales personnel and an increase in accounts receivable of $0.3 million attributable to an increase in service provider billings. These uses of cash in operating activities were offset in part by a $4.8 million net increase in accounts payable and accrued liabilities primarily attributable to increases in accrued marketing expenses and accrued but unpaid commissions and increases in deferred revenue of $1.7 million as a result of an increase both in the number of our paid memberships and in the number of service providers participating in our advertising programs.

Our use of cash in operating activities for 2011 was primarily attributable to our net loss of $49.0 million, reflecting continued investments in our national advertising campaigns, an increase in our sales personnel, as well as other headcount increases and other expenses to grow our business. This net loss was adjusted for $7.8 million of non-cash expenses, which included $3.8 million of stock-based compensation expense, $1.7 million of depreciation and amortization, $0.6 million of accrued interest on debt maturity and $0.6 million attributable to the amortization of debt discount and deferred financing fees. Non-cash expenses also included a $1.1 million write-off attributable to our debt refinancing during 2011. Additional uses of cash included a $6.1 million increase in prepaid expenses primarily as a result of the timing of payment of commissions to our sales personnel and the cash payment of accrued interest of $2.7 million. These uses of cash in operating activities were offset in part by a $6.6 million increase in accounts payable and accrued liabilities primarily attributable to increases in accrued marketing expenses and accrued but unpaid commissions and increases in deferred revenue of $11.5 million as a result of an increase both in the number of our paid memberships and in the number of service providers participating in our advertising programs.

Our use of cash in operating activities for 2010 was primarily attributable to our net loss of $27.2 million, reflecting our continued significant investments in our national advertising campaigns, headcount and other expenses to grow our business. This net loss was adjusted for $10.1 million of non-cash expenses that included $6.7 million in stock-based compensation expense $1.8 million of amortization of debt discount, deferred financing fees and accrued interest and $1.4 million of depreciation and amortization. Additional uses of cash included a $1.7 million increase in prepaid expenses and other current assets primarily as a result of the timing of payment of commissions to our sales personnel on service provider contracts with participating service providers due to an increase in service provider contracts. These uses of cash were offset in part by cash generated from a $5.2 million increase in deferred revenue attributable to increased memberships and service provider advertising and a $3.2 million increase in accounts payable and accrued liabilities primarily related to marketing expense that had not yet been paid.

Our use of cash in operating activities in 2009 was attributable to our net loss of $12.0 million, reflecting our investments in our national advertising campaigns, headcount and other expenses, adjusted for $2.6 million of non-cash expenses that included $1.5 million of depreciation and amortization and $1.0 million of amortization of debt discount, deferred financing fees and accrued interest. These uses of cash were offset in part by a $3.6 million increase in deferred revenue as a result of increases in memberships and service providers participating in our advertising programs and a $1.0 million increase in accounts payable and accrued commissions related to increases in sales commissions and marketing expenditures that had not yet been paid.

Net Cash Used in Investing Activities

Net cash used in investing activities has primarily related to investments in information technology to support our growth and purchases of third-party data from research companies that gather and record information about service providers from consumers.

Our use of cash in investing activities in the three months ended March 31, 2012 was attributable to $1.3 million in information technology investments to further improve our hardware, our software for members, service providers and our growing employee base and $0.7 million for data acquisition. Theses uses of cash were offset in part by a decrease in restricted cash of $0.3 million during the period, which had previously been established as a reserve required under our credit card agreements.

Our use of cash in investing activities in the three months ended March 31, 2011 was attributable to $0.6 million in information technology hardware and software as well as leasehold improvements and $0.2 million for data acquisition.

Our use of cash in investing activities in 2011 was attributable to $2.9 million in information technology investments to further improve our hardware and software for members, service providers and our growing employee base, $1.2 million for data acquisition and $0.2 million in other expenditures on property and equipment.

Our use of cash in investing activities in 2010 was primarily attributable to $0.8 million in purchases of third-party data to improve the content of our website and $0.5 million in information technology investments to continue to maintain our website.

Our use of cash in investing activities in 2009 was primarily attributable to $0.6 million in purchases of third-party data and $0.4 million in information technology investments and leasehold improvements. Lower purchases for capital expenditures were planned to preserve cash balances during the period. These uses of cash were offset in part by a decrease in restricted cash of $0.9 million during the period which had previously been established as a reserve required under our credit card agreements.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2012 consisted solely of proceeds from the exercise of employee stock options.

Net cash provided by financing activities for the three months ended March 31, 2011 included proceeds from the sale of preferred stock of $51.6 million. These proceeds were offset in part by $1.8 million of principal payments on long-term debt.

Net cash provided by financing activities for 2011 included proceeds from our initial public offering of common stock and simultaneous sale of stock to one of our directors, net of underwriting discounts and expenses and additional offering-related expenses, of $88.6 million, the sale of preferred stock of $57.9 million and issuance of $15.0 million of new long-term debt. These proceeds were offset in part by stock repurchases of $21.9 million, and both scheduled and early debt extinguishment payments aggregating $21.8 million. We also incurred $0.9 million of financing costs related to the issuance of new debt obligations during the current period.

Net cash provided by financing activities for 2010 included proceeds from sale of preferred stock of $23.9 million, offset in part by $2.0 million of scheduled repayments of debt obligations and $1.8 million in repurchases of common shares.

Net cash used in financing activities for 2009 included payments on debt and capital lease obligations.

Debt Obligations

Term Loan and Revolving Credit Facility. On August 31, 2011, we entered into a loan and security agreement that provides for a $15.0 million term loan and a $15.0 million revolving credit facility. A portion of the revolving credit facility is available for letters of credit and corporate credit cards. The term loan bears interest at a per annum rate equal to the greater of (i) the current cash interest rate of LIBOR plus 10% or (ii) 10.5%, and requires monthly interest-only payments until maturity in August 2015. The revolving credit facility requires monthly interest-only payments on advances, which bear interest at a per annum rate equal to LIBOR plus 5%. In addition, when less than 50% of the revolving credit facility is drawn, we are required to pay a non-usage charge of 0.50% per annum of the average unused portion of the revolving credit facility. The term loan provides for penalties for early prepayment. The term loan and revolving credit facility provide for additional interest upon an event of default and are secured by substantially all of our assets. In connection with entering into the loan and security agreement, we issued a warrant to purchase 88,240 shares of common stock to one of the lenders. The fair value of this warrant was recorded as a discount to the term loan, with the amount of the discount being amortized as interest expense through the loan’s maturity. As of March 31, 2012, we had $15.0 million in outstanding borrowings under the term loan and available credit of $15.0 million under the revolving credit facility.

The loan and security agreement contains various restrictive covenants, including restrictions on our ability to dispose of assets, make acquisitions or investments, incur debt or liens, make distributions to our stockholders or enter into certain types of related party transactions. We also are required to comply with certain financial covenants, including a minimum asset coverage ratio, and non-financial covenants. Upon an event of default, which includes a material adverse change, the lenders may accelerate amounts outstanding, terminate the agreement and foreclose on all collateral. We were in compliance with all financial and non-financial covenants at March 31, 2012.

Prior Debt Obligations. On August 31, 2011, we repaid in full the outstanding balance of $14.2 million and prepayment penalties in the amount of $0.2 million under our prior term loan and terminated the related amended and restated loan and security agreement, which we entered into in November 2009. On the same date, we also paid $6.1 million to the holders of the senior subordinated note in satisfaction of the principal, interest and other fees due thereunder. The term loan bore interest at a fixed rate of 6.71% per annum, was secured by substantially all of our assets and matured in January 2013. In connection with the term loan, we issued certain convertible warrants. The senior subordinated note, which we sold to a third party in November 2008, bore cash interest at a fixed rate of 12.0% per annum and was to mature in November 2013. Incremental interest was computed at 4.25% per annum accruing monthly and was payable monthly or, at our option, could be deferred and added to the outstanding principal balance.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet activities. We do not have any off-balance sheet interest in variable interest entities, which include special purpose entities and other structured finance entities.

Contractual Obligations

We enter into long-term contractual obligations and commitments in the normal course of business, primarily debt obligations and non-cancellable operating leases. Our contractual cash obligations at December 31, 2011 are set forth below.

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term Debt Obligations, including interest	20,775	1,575	3,150	16,050	—
Operating Lease Obligations	2,346	1,086	1,256	4	—

Total Contractual Obligations	23,121	2,661	4,406	16,054	—

Critical Accounting Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe the following critical accounting policies involve significant areas of management’s judgment and estimates in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue when all of the following conditions are met: there is persuasive evidence of an arrangement; the service has been provided to the customer; the collection of the fees is reasonably assured and the amount of fees to be paid by the customer is fixed or determinable.

Our revenue includes membership revenue, which includes non-refundable initiation fees and membership fees for monthly, annual and multi-year memberships, and service provider revenue, which includes revenue from service provider advertising and revenue from service provider vouchers.

We recognize revenue from membership fees on a straight-line basis during the contractual period over which the service is delivered. We amortize revenue from the initiation fees of members over the average membership life on a straight-line basis. The estimated membership lives of monthly members and annual members are 13 months and 60 months, respectively, based on historical experience. Estimates made by us may differ from actual customer lives. These differences may impact initiation fee revenue, depending on whether the estimated customer life decreases or increases. A change in the estimated customer life by one year in either direction would have a minimal impact to total revenue. We recognize service provider revenue on a straight-line basis over the contract period.

Deferred revenue includes the unamortized portion of revenue associated with membership and service provider revenue for which we have received payment in advance of services or advertising to be provided.

Data Acquisition Costs

Data acquisition costs consist of external costs related to acquiring consumer reports on service providers. These reports are used by the Company to provide its members with feedback on service providers. Amortization is computed using the straight-line method over the period which the information is expected to benefit the Company’s members, which is estimated to be three years. The capitalized costs are included in intangible assets on the balance sheet and the amortized expense is reflected within operation and support expenses in the consolidated statements of operations.

These costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the related asset. We make assumptions regarding the levels of cash flows to be generated from current data acquisition costs based on historical, market-specific cash flows, which may differ from the actual cash flows generated. A decrease in the generated cash flows may result in a future impairment of data acquisitions costs. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the assets. To date, there have been no adjustments to the respective carrying values.

Stock-Based Compensation

We measure stock-based compensation expense for personnel at the grant date fair value of the award, and recognize expense on a straight-line basis over the vesting period. Determining the fair value of an award requires judgment.

We estimate the fair value of stock-based payment awards using the Black-Scholes option-pricing model. The determination of the fair value of a stock-based award on the date of grant using the Black-Scholes option-pricing model is affected by our stock price on the date of grant as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behaviors, the risk-free interest rate for the expected term of the award and expected dividends. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in our statements of operations.

The following table summarizes the assumptions relating to our stock options granted during 2010 and 2011:

	2010	2011
Dividend yield	0.0%	0.0%
Volatility	37%	50%
Risk free interest rate	0.62%	1.26%
Expected term, in years	4.0	4.7

We use an expected dividend rate of zero based on the fact that we currently have no history or expectation of paying cash dividends on our capital stock. Because our common stock had never been publicly traded prior to November 17, 2011, prior to that date we estimated the expected volatility of our awards from the historical volatility of selected public companies within the internet and media industry with comparable characteristics to us, including similarity in size, lines of business, market capitalization, revenue and financial leverage. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury issues with terms approximately equal to the expected life of the option. We estimated our expected term based on our historical experience.

Recent Accounting Pronouncements

In January 2010, the FASB issued additional guidance that improves disclosure about fair value measures that were originally required. The new guidance is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for years beginning after December 15, 2010, and for interim periods within those years. The adoption of this guidance did not have an impact on our financial position or results of operations.

In September 2011, the FASB issued Accounting Standards Update 2011-08 (“ASU 2011-08”), “Testing Goodwill for Impairment,” which amends Accounting Standards Codification 350, “Intangibles—Goodwill and Other” (“ASC 350”). The amended guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC 350. The guidance provided in ASU 2011-08 is effective for annual and interim periods beginning after December 15, 2011 with early adoption permitted. We adopted this standard on December 31, 2011. The adoption of this standard did not have a significant effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Fluctuations

We had cash and cash equivalents of $84.6 million at March 31, 2012, which was held in bank deposit accounts. Declines in interest rates are expected to reduce future investment income on these deposits. We do not enter into investments for trading or speculative purposes. We pay interest on our borrowings at variable rates.

We do not believe that a hypothetical 10% increase or decrease in interest rates as of March 31, 2012 would have had a material impact on our investment income.

In addition, on August 31, 2011, we entered into a loan and security agreement that provides for a $15.0 million term loan and a $15.0 million revolving credit facility. The term loan bears interest at a per annum rate equal to the greater of (i) the current cash interest rate of LIBOR plus 10% or (ii) 10.5%, and requires monthly interest-only payments until maturity in August 2015. The revolving credit facility requires monthly interest-only payments on advances, which bear interest at a per annum rate equal to LIBOR plus 5%. As of December 31, 2011, we had $15.0 million in outstanding borrowings under the term loan and available credit of $15.0 million under the revolving credit facility. We do not believe an immediate 10% increase in interest rates would have a material effect on interest expense, and therefore we do not expect our operating results or cash flows to be materially affected to any degree by a sudden change in market interest rates.

BUSINESS

Our Mission

Our mission is to help consumers find the best service providers and promote happy transactions.

Our Company

We operate a consumer-driven solution for our members to research, hire, rate and review local professionals for critical needs, such as home, health care and automotive services. Our ratings and reviews, which are available only to our members, help our members to find the best provider for their local service needs. We currently have more than 1.2 million paid memberships. We allow local service providers who are highly rated by our members to advertise discounts and other promotions to our members.

We help consumers purchase “high cost of failure” services in an extremely fragmented local marketplace. These services, which include home remodeling, plumbing, roof repair, health care and automobile repair, are typically expensive and carry a high cost to the consumer if performed poorly. Consumers seeking reputable providers of these services generally are forced to rely on incomplete data from word-of-mouth testimonials, local advertisements, the Yellow Pages or Internet search results, all of which may be incomplete, unreliable or misleading. Our ratings are based exclusively on reviews from our members and we accept no anonymous reviews. As a result, we believe our reviews are a trusted resource for consumers to find high quality local service providers.

We also help local service providers find quality customers and differentiate themselves in a competitive marketplace. Our members represent an attractive, targeted group of consumers for service providers. Our typical member is between the ages of 35 and 64, is married, owns a home, is college educated and has an annual household income of at least $100,000, based on information derived and interpreted by us as a result of our own analysis from general demographic data provided by LogicLab. In 2011, 36% of our members wrote a review on at least one service provider.

The value proposition we offer to both consumers and local service providers strengthens our position as a trusted resource and allows us to derive revenue from both members and service providers. As more members contribute reviews to our service, we increase the breadth and depth of content offered to members, attracting more members and enhancing the value of our service to reputable local service providers, for whom our members constitute a large pool of qualified customers for their services. We believe our high level of member engagement and our consistently high membership and service provider renewal rates are evidence of the value we offer both members and service providers.

As of March 31, 2012, we offered our service to paying members in 186 local markets in the United States. From December 31, 2008 to March 31, 2012, we grew from approximately 333,000 to approximately 1.2 million paid memberships, representing a compound annual growth rate of more than 49%. Our membership growth has been driven largely by our national advertising strategy, which resulted in our marketing expense of $56.1 million and $17.6 million in 2011 and the three months ended March 31, 2012, respectively. We continue to scale our investment in advertising to grow our membership base. In 2011 and the three months ended March 31, 2012, our revenue was $90.0 million and $31.1 million, respectively. In the same periods, our net loss was $49.0 million and $17.6 million, respectively.

Market Overview

The local services market is large, highly fragmented and inefficient. According to ESRI, consumers spent more than $400 billion on local service providers in 2010, including remodeling services, furniture repair and cleaning, movers, appliance repair and pest control. In addition, according to the U.S. Center for Medicare and Medicaid Services, in 2010 U.S. consumers and private health insurers spent more than $425 billion on physician and clinical services, dental services and services performed by other healthcare professionals. Millions of small businesses and health care professionals vie for those dollars every year.

Despite the size of this market, consumers and local service providers have historically lacked an efficient way to connect. Consumers traditionally have been forced to rely on a variety of inefficient sources to navigate the difficult landscape of the local services marketplace, often turning to friends and neighbors for recommendations of companies to hire. These referrals are usually based on a single interaction, and it can be difficult or impossible for a consumer to confirm a word-of-mouth recommendation before making a purchase decision. For example, it is improbable that a homeowner can find multiple neighbors who recommend the same plumber in the limited time available to address a plumbing problem.

Similarly, local service providers are faced with significant challenges in finding customers who are motivated to purchase and in distinguishing themselves from their competitors on the basis of quality. Historically, local service providers relied upon traditional offline advertising services such as newspapers and the Yellow Pages that do not provide them with the ability to target high quality, motivated customers or to differentiate themselves from their competitors.

While the Internet has transformed the way that information is accessed and shared, profoundly impacting the local services marketplace, it has not by itself solved these problems for either the consumer or the local service provider. The Internet has inherent limitations for both consumers and local service providers:

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For consumers, the Internet has replaced the dearth of information with a deluge. Consumers searching for service providers can find a vast amount of information, but sorting and digesting this information can consume countless hours. In addition, the anonymity of the Internet renders it inherently susceptible to outright manipulation by unscrupulous service providers and unhappy customers, so consumers have limited means for discerning which information they should trust. While anonymous and potentially misleading reviews may be good enough for helping consumers choose a bar or a restaurant, for consumers hiring a roofer, pediatrician or veterinarian, the stakes are simply too high.

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For reputable local service providers, Internet-based marketing has not solved their fundamental problems of how to reach the right consumers—those eager to purchase their services—and how to differentiate themselves from competitors on the basis of the quality and value of their services. Online auction-based marketplaces for display advertisements and local search engine optimization are indiscriminate. These marketing channels do not always provide an effective means of targeting high quality, motivated customers. The Internet also provides no means for reputable service providers to credibly demonstrate the quality and value of their services. It does, however, provide the means for a single nefarious competitor to embellish its own reputation or tarnish the reputations of its competitors. Additionally, a single unhappy customer can damage the public perception of any service provider, regardless of whether the customer’s grievance is warranted.

We believe that solving these inefficiencies of the local services marketplace requires a trusted intermediary to compile, organize and make available reliable information on local service providers. We offer an efficient way for consumers and reputable service providers to find each other.

The Angie’s List Solution

Our solution to the problems of the local services marketplace starts with our unwavering commitment to placing the interests of the consumer first. Our consumer-centric approach provides the following benefits:

For consumers:

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A trusted and efficient way to find the best local service provider. Applying the “ask-your-neighbor” approach across our target markets, we compile a breadth of highly relevant, member-generated ratings and reviews that provide insights consumers cannot obtain on their own. We collect reviews from both members and non-members, and we prohibit anonymous reviews. Only our members’ reviews factor into service providers’ ratings, and consumers must subscribe to access our ratings and reviews. We actively monitor for fraudulent reviews. Consumers can rely on our service to quickly find a reputable service provider in their area.

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A robust and convenient resource. Our members’ reviews span more than 550 categories of high cost of failure services such as home, health care and automotive services. We provide convenient access to these reports however our members want to receive them—on the Internet, by smartphone, telephone or text message and in our monthly magazine. We also provide our members with live customer support from our inbound member call center and help our members resolve disputes with service providers through our complaint resolution process.

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Money-saving benefits from quality local service providers. Member ratings determine which local service providers are eligible to offer discounts or other money-saving promotions. We believe that our members often may recoup the cost of membership through the savings they realize using our service.

For local service providers:

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An efficient way to reach target consumers. Our members are looking for reputable providers of high cost of failure services, and use our service to find them. Consumers subscribe to our service when they are ready to purchase. Local service providers with high ratings from our members benefit from access to this large, qualified pool of demand.

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An effective way for reputable local service providers to shine. Because our membership, not Angie’s List, determines which local service providers are eligible to advertise with us based on their reviews, service providers who advertise are known to be reputable. We believe that smaller local service providers particularly benefit from our service because they can compete based on the quality and value of their services rather than the size of their marketing budgets.

Our Strengths

Since our inception 17 years ago, we have developed and are leveraging the following key strengths of our business model:

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Loyal and engaged membership. We have an active and dedicated member base. Our members renew their subscriptions at high annual rates, which in 2011 ranged from approximately 75% for first-year members to approximately 89% for members who had purchased annual memberships for five years or more. In addition, our membership is highly engaged, generating more than 65,000 new service provider reviews monthly in 2011. This loyal and highly engaged membership provides us with a predictable source of revenue from membership fees.

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Extensive and reliable database of member-generated content. We collect reviews from members on their real-life experiences with local service providers. Since 1995, we have collected approximately 3.5 million reviews, and we actively solicit reviews of local service providers in all of our markets. We believe the fact that consumers pay for our service and cannot post reviews anonymously deters fraudulent activity and enhances the credibility of our ratings and reviews. In addition, we deploy a variety of resources, including internal audit personnel and fraud detection technology, to ensure the integrity of the information we provide. We believe that our database of member-generated content differentiates us from other sources of consumer ratings and reviews.

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Strong service provider loyalty. Our value proposition to local service providers is evidenced by the high retention rate of service providers who participate in service provider promotions. For example, 50% of advertising service providers at the beginning of 2008 were still active advertisers at the beginning of 2012. The contract value for these remaining service providers as of January 1, 2012 equaled 199% of the contract value for those same service providers as of January 1, 2008. The recurring nature of these service provider contracts provides us with another predictable revenue stream.

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Powerful network effect. As more members contribute to our service, we increase the breadth and depth of content offered to members. The resulting value of deeper content and access to money-saving offers from trusted local service providers in turn attracts more members. This increased membership increases the value of the service to reputable local service providers because it drives a large pool of highly-qualified customers for their services.

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Scalable and leverageable operations. From the beginning of 2008 through the end of 2011, we grew our operations from 45 to 186 paid membership markets across the United States, and we have aggressively sought to penetrate these markets. Our member acquisition activity is highly centralized through national and online media purchases, and our service provider sales operations focus exclusively on qualified sales leads that we contact through our centralized outbound call center. We have replicated our business model in these markets without substantially increasing our operations and support expense.

Our Strategy

Our goal is to establish our service as the “go to” solution for consumers making purchasing decisions about their most important local services transactions. Our strategy includes the following key components:

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Increase penetration of our markets. Our revenue per member is higher in markets where we have greater household penetration, driven by the powerful network effect and greater membership and service provider revenue per member compared to less penetrated markets. We plan to continue to invest aggressively in national advertising to further increase market penetration and revenue per paid membership. Our largest potential markets, such as New York City and Los Angeles, are among our least penetrated, providing us with significant opportunity.

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Increase number of service providers offering discounts to our members. As of March 31, 2012, approximately 243,000 local service providers rated by our members were eligible based on member ratings to offer discounts and other promotions to our members. We are growing our service provider sales force and account management personnel to increase our ability to establish and cultivate direct relationships with eligible service providers, expand the number of local service providers offering discounts and other promotions to our members, increase the value of existing service provider relationships and maintain high service provider renewal rates.

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Expand into new categories. We started our business focused on home improvement and have expanded to cover other high cost of failure service categories. In 2008, in response to member feedback and interest, we launched Angie’s List Health & Wellness with the addition of new categories of health and wellness services. Our health and wellness offerings have grown to more than 150 categories today. In recent years, we entered other new categories such as classic car restoration, and we continue to evaluate additional categories. By expanding our category coverage, we intend to drive increased member engagement, increase the value of our service to members and local service providers and help to promote our growth.

•	New product development. We plan to leverage our position as a trusted resource in the local services marketplace to introduce new products, functionality and features designed to promote local commerce, such as prepaid vouchers for discounts on local services. We believe these enhancements will drive increased business to service providers and provide us with new monetization opportunities. Our goal is to influence and bring efficiency to the local service transaction from beginning to end, ensuring that the customer and the service provider have successful interactions every step of the way.

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Expand internationally. We believe our business model is readily adaptable to markets outside the United States that have similarly fragmented relationships between customers and local service providers. We are in the initial stages of expanding into new international English-speaking markets and have opened two test markets in Canada.

Members and Markets

Members. We currently have over 1.2 million paid memberships. Based on member surveys, we believe each membership may represent multiple individual consumers. Our typical member is between the ages of 35 and 64, is married, owns a home, is college educated and has an annual household income of at least $100,000, based on information derived and interpreted by us as a result of our own analysis from general demographic data provided by LogicLab.

Markets. As of March 31, 2012, we had launched Angie’s List in 186 paid membership markets. We are advertising aggressively to increase our penetration of each of our local markets over time. As our market penetration increases, revenue per membership in that market has historically grown as a greater number of members enhances the value of our services to members and service providers in that market and supports more profitable pricing structures. We serve markets ranging from Abilene, Texas, with a population of approximately 160,000, to the largest cities in the United States, including New York City, Los Angeles and Chicago.

Member Services

We focus on three primary goals: delivering our members trusted ratings and reviews of local service providers; providing the opportunity for highly-rated service providers to offer our members discounts and other promotions on local services; and advocating for our members to resolve their complaints with local service providers. Consumers may purchase monthly, annual and multi-year memberships to Angie’s List, Angie’s List Health & Wellness or Angie’s List Classic Cars in certain markets, or bundled membership packages that include access to reports on local service providers in all three lists.

We offer the following products and services to our members:

Access to ratings and reviews by members. Our members submit more than 65,000 reviews each month on their real-life experiences with local service providers in more than 550 categories of home remodeling, plumbing, roof repair, health care, automobile repair and other services. Our original Angie’s List covers 320 categories, including home, lawn, car and pets. Angie’s List Health & Wellness, which we launched in 2008, has grown rapidly and now includes 157 categories. Angie’s List Classic Cars, which we launched in 2009, offers members ratings and reviews in 90 categories. The following table highlights some of the service provider categories included in each of these lists.

Angie’s List	Angie’s List Health & Wellness	Angie’s List Classic Cars
Carpet cleaning	Dentists	Appraisals
Electrical	Dermatologists	Bodywork
Handymen	Elder care	Chrome work
Heating & A/C	Hospitals	Custom painting
Housecleaning	OB/GYN	Detailing
Painting	Ophthalmologists	Engine modification
Plumbing	Pediatricians	Parts locators
Remodeling	Plastic surgeons	Restoration
Roofing	Primary care	Storage
Windows	Psychiatrists	Wheels and tires

Our members rate local service providers on an “A” through “F” grading scale based on six criteria: overall experience, price, quality, responsiveness, punctuality and professionalism. Ratings on each criterion are averaged across all member reviews submitted for the service provider to produce the service provider’s grade on Angie’s List. Non-member reviews, which constituted approximately 3% of all submitted reviews as of March 31, 2012, do not factor into the ratings, but appear in a separate section from the member reviews on a service provider’s profile. Service providers cannot influence their ratings on Angie’s List. In addition to a letter grade, we encourage members to provide a detailed description and commentary on the service experience. We also ask for the approximate cost of the service, the date that the service was provided and whether the member would hire the local service provider again. Members can report on each unique experience they have with a service provider. However, if a member submits more than one review on the same service provider within 180 days, the second review is published only if we determine that it is for a separate service experience.

We do not allow our members to submit reviews anonymously. We believe that this policy is critical to maintaining the integrity of our reviews. We permit local service providers to respond to reviews, both positive and negative, to provide our members both sides of the story. We also deploy a variety of other resources, including a team of internal audit personnel and our proprietary fraud detection technology, to ensure that our members can trust the reviews they find through our service. We use automated techniques to screen all reviews for fraudulent activity, duplicate reviews and vulgar language prior to their publication. Flagged reviews receive additional screening to ensure their accuracy, reliability and propriety.

Members search for local service providers through our website, publications and in-bound member call center. Members can search based on service category, keyword or company name. When a member searches by category, results are ordered based on service providers’ current rating and number of reviews. Service providers with the same rating are divided into groups based on number of reviews, with groups of service providers with more reviews generally appearing in search results ahead of groups of service providers with the same rating but fewer reviews. When a member searches by keyword or company name, our search technology presents service provider results based on relevance to the searched field. In all search methods, service providers offering discount coupons to members appear before service providers not offering discounts, unless the member opts not to see service providers offering discounts first.

Member discounts. We give highly-rated local service providers the opportunity to advertise by offering discounts and other promotions to members in their market. We believe our members often may recoup the cost of an annual membership through the savings they realize using our service.

Call center. We strive to offer the very best customer service to our members and service providers. A live receptionist answers each call and directs the caller to the appropriate department. We field on average more than 8,000 calls each week from members looking for help accessing reports or providing their reviews, or seeking information on service providers in their local area.

Angie’s List Magazine. Each month, members in 48 markets receive a print edition of Angie’s List Magazine filled with local content, feature stories, consumer awareness articles and discounts and other promotions from highly-rated local service providers. Members in all other markets receive an electronic version of the national content. We have received several awards for writing and design for Angie’s List Magazine. We believe that our magazine is an important component of membership because it allows us to interact with our members monthly and, in print markets, serves as a tangible representation of the benefits of membership.

Complaint resolution. Through our complaint resolution process, we help our members resolve disputes with local service providers, whether or not the member found the company using our service. When a member reports a negative service experience, we offer to contact the local service provider on the member’s behalf to attempt to resolve the dispute. We feature selected complaint resolution cases and a list of all companies currently in the “Penalty Box”—our list of local service providers to avoid—in local editions of Angie’s List Magazine.

Service Provider Services and Sales

Local service providers cannot pay to be added to Angie’s List, and a decision to advertise to our members will not impact their reports. Nor does a local service provider need to purchase anything from us to be included on Angie’s List or to manage its online profile.

Service providers. We encourage local service providers to take an active role in managing their profiles and monitoring members’ ratings and reviews through our free Company Connect service. Through this service, local service providers can update their profile contact information, sign up for email notification when we receive a new review of their services and respond to members’ reviews. In addition, we offer all local service providers an e-commerce product that enables them to offer their services directly to our members from their profile pages. As of March 31, 2012, approximately 500,000 companies were registered with Company Connect.

We offer local service providers with an average grade of “B” or better and at least two reviews submitted in the last three years the opportunity to offer exclusive discounts to our members through their online profiles, through our inbound member call center and in Angie’s List Magazine. In addition, we offer these service providers the opportunity to offer limited time, deep discounts to our members by email. As of March 31, 2012, approximately 25% of service providers rated by our members were eligible to participate. If a service provider’s grade falls below a “B” during the term of its contract, or if a service provider refuses to engage in our complaint resolution process or engages in what we determine to be dishonest behavior on our service, we immediately terminate its contract and suspend its discounts and other promotions. This policy, which may cause us to forgo revenue that we otherwise would receive, is guided by our commitment to our consumer-first philosophy.

In addition to advertising contracts, we offer our service providers the opportunity to provide discounts to members directly through our website. These e-commerce initiatives, Angie’s List Big Deal and Storefront, give our members the option to receive alerts of deals or search our website for deals.

As of March 31, 2012 we employed 408 sales representatives in our outbound service provider sales call center located at our headquarters in Indianapolis, Indiana, who call upon eligible local service providers in our 186 paid membership markets in the United States.

Marketing

We focus our marketing efforts primarily on acquiring new members to increase our market penetration. Our marketing strategy includes a mix of advertising offline on national cable and broadcast television, national broadcast radio and magazines as well as online through search engine marketing and online display. Our co-founder and Chief Marketing Officer, Angie Hicks, serves as the company spokeswoman and our internal content team generates articles and video content resulting in more than 4,500 attributable media mentions or interviews annually. Additionally, we use our original content to supplement our advertising spend and further strengthen our brand through search engine optimization.

Competition

We compete for members with traditional, offline consumer resources, and with online providers of consumer ratings, reviews and referrals on the basis of a number of factors, including breadth of our service provider listings, reliability of our content, breadth, depth and timeliness of information and strength and recognition of our brand. We also compete for a share of local service providers’ overall advertising budgets with traditional, offline media companies and other Internet marketing providers on the basis of a number of factors, including return on investment, our high quality membership profile, effectiveness and relevance of our member discount program, our pricing structure and recognition of our brand. Our competitors include:

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Traditional, offline competitors. We compete for members with a number of traditional, offline consumer resources, such as the Yellow Pages and Consumers’ CHECKBOOK. Many of these competitors also have consumer reviews and information about service providers available online.

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Online competitors. We compete for members with “free to consumer” online ratings websites and referral services funded directly by service providers or by service provider advertising, such as ServiceMagic, Inc., the “Diamond Certified” directory operated by American Ratings Corporation, Yelp, Inc., Kudzu, an indirect subsidiary of Cox Enterprises, Inc., and Insider Pages, an indirect subsidiary of IAC/InterActiveCorp. In our Angie’s List Health & Wellness categories, we compete for members with other online resources for patients, such as RateMDs, Inc. and Health Grades, Inc. Across all categories, we also compete with established Internet companies such as Facebook, Inc., Google, Inc., Groupon, Inc., LivingSocial, Inc., Microsoft Corporation and Yahoo! Inc.

Our Technology

Our proprietary technology platform is designed to create an engaging user experience for our members, to enable us to collect and verify the integrity of our members’ reviews and to help us to connect our members with relevant local service providers. We have a team of product and engineering professionals at our headquarters in Indianapolis, Indiana, dedicated to enhancing our technology platform, developing new solutions for members and service providers and conducting product and quality assurance testing.

Key elements of our proprietary technology platform include:

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Search. Our search technology combines structured and free-form content to allow members to search for service providers in numerous categories. Our search uses a number of factors such as grade, number of reviews, service area and current discounts or other promotions to connect our members with the most relevant local service providers.

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Targeted review acquisition. We have developed a review targeting engine for collecting reviews on local service providers from our members. This engine enables us to identify members who may have hired a service provider they found through Angie’s List and we encourage these members to submit a review of their service experience.

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Fraud detection. We use various technology-based algorithms and filters to detect fraudulent reviews. Because most of our memberships are paid, our reviews are not anonymous and provide a degree of traceability and accountability not present in other sites.

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Service provider sales lead targeting. We use a lead scoring engine to identify the most qualified service provider leads for our service provider sales representatives to target. This engine assigns scoring weights to a variety of attributes which we believe make service providers a good prospect for our sales representatives.

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Membership, contracts and renewal tools. We have developed sophisticated and proprietary tools for managing memberships and markets, highly localized and targeted service provider contracts and automatic renewals of both memberships and service provider contracts.

We have developed our website and related infrastructure with the goal of maximizing the availability of our service to our members and service providers. Our website and related infrastructure are hosted on a network located at our headquarters and in a redundant third-party facility in Pittsburgh, Pennsylvania.

Intellectual Property

We protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our personnel and contractors, and confidentiality agreements with third parties. In addition to these contractual arrangements, we also rely on a combination of trade secrets, trademarks, trade dress, domain names and copyrights to protect our intellectual property. We believe our domain names, trademarks and service marks are important to our marketing strategy and development of awareness of our brand, and therefore we pursue their registration in the United States and in certain locations outside the United States. As of March 31, 2012, we have registered 22 trademarks in the United States, including “Angie’s List,” two pending trademark applications in the United States and one registered trademark and one pending trademark application in Canada. We have no issued patents or pending patent applications.

Circumstances outside of our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which our products and services may be distributed in the future, and the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. In addition, protecting our intellectual property rights may be costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results. In the future we may face allegations that we have infringed the trademarks, copyrights, patents or other intellectual property rights of third parties.

Personnel

At March 31, 2012, we had 953 full-time personnel in the United States. None of our personnel is covered by a collective bargaining agreement. We believe that relations with our personnel are good.

Facilities

At March 31, 2012, we leased approximately 95,000 square feet of space in our headquarters in Indianapolis, Indiana under leases that expire in 2012 and 2014. We believe our current facilities will be adequate or that additional space will be available to us on commercially reasonable terms for the foreseeable future.

Legal Proceedings

From time to time we are involved in legal proceedings arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we believe that there is no litigation pending that is likely to have a material adverse effect on our business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers and directors as of April 30, 2012:

Name	Age	Position
William S. Oesterle	46	Chief Executive Officer and Director
Robert R. Millard	54	Chief Financial Officer
Angela R. Hicks Bowman	39	Chief Marketing Officer
Manu Thapar	48	Chief Technology Officer
Michael M. Holt	47	Executive Vice President
Michael D. Rutz	37	Vice President of Sales
John W. Biddinger(1)	71	Director
Mark Britto(2)(3)	47	Director
John H. Chuang(3)	46	Director
Steven M. Kapner(1)(2)	46	Director
Keith J. Krach(3)	55	Chairman of the Board
Roger H. Lee(2)	40	Director
Michael S. Maurer(1)	69	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Executive Officers

William S. Oesterle is our co-founder, has served as our Chief Executive Officer since January 1999 and has served on our board of directors since our inception in June 1995. Since 2007, Mr. Oesterle has served on the board of directors of The National Bank of Indianapolis Corporation. He also took on additional outside responsibilities from July 2003 until December 2004 when he managed the political campaign of Indiana Governor Mitch Daniels. Prior to joining us, Mr. Oesterle was a partner with CID Equity Partners, a Midwest-based venture capital firm from January 1994 to December 1998. Mr. Oesterle holds a Bachelor of Science in Economics from Purdue University and a Master of Business Administration from Harvard Business School. We believe Mr. Oesterle is qualified to serve on our board of directors due to the perspective, leadership and operational experience he brings as our Chief Executive Officer, as well as the historical knowledge and continuity he brings as our co-founder.

Robert R. Millard has served as our Chief Financial Officer since May 2011. Prior to joining us, he served from October 1998 to April 2011 as Chief Financial Officer of FinishMaster, Inc., an Indianapolis-based and formerly publicly-traded national distributor of automotive paints, coatings and paint-related accessories. From February 1996 to September 1998, Mr. Millard served as Chief Financial Officer at Personnel Management, Inc., a publicly-traded industrial staffing company. Mr. Millard is a Certified Public Accountant and previously has held leadership positions at Lacy Diversified Industries, Ltd. and Callahan Enterprises, Inc. Mr. Millard began his financial career with positions at Arthur Andersen & Co. and Ernst & Young LLP. Mr. Millard holds a Bachelor of Music in Music Business from DePauw University and a Master of Business Administration from Indiana University.

Angela R. Hicks Bowman, who goes by Angie Hicks, is our co-founder and has served as our Chief Marketing Officer since May 2000. As the sole employee in June 1995, Ms. Hicks Bowman started what would become Angie’s List in Columbus, Ohio, serving as President from our inception in June 1995 until December

1998. She took a leave of absence from her position as President from December 1998 to May 2000 to pursue a Master of Business Administration. Ms. Hicks Bowman holds a Bachelor of Arts in Economics from DePauw University and a Master of Business Administration from Harvard Business School.

Manu Thapar has served as our Chief Technology Officer since October 2011. Prior to joining us, Mr. Thapar served from January 2010 to October 2011 as Vice President of Engineering for Walmart.com, an e-commerce website. From September 2008 to October 2009, he served as Senior Vice President of Engineering for Myspace, a social networking site. From October 2005 to August 2008, he served as Vice President of Engineering for Yahoo!, Inc., a digital media company. Prior to that, Mr. Thapar served as Senior Director of Engineering for Cisco Systems, Inc., a designer, manufacturer and seller of internet protocol-based networking and other products. Mr. Thapar holds a Bachelor of Engineering degree in Electrical Engineering from Punjab University and a Doctor of Philosophy degree in Computer Systems from Stanford University.

Michael M. Holt has served as our Executive Vice President since August 2006. Prior to joining us, Mr. Holt served in several roles including President and a member of the board of directors of Holt Sublimation Printing and Products, Inc., a supplier of sublimation printing and products manufacturing, from April 2001 to August 2006. Prior to that, Mr. Holt served as Vice President of Holt Hosiery Mills, Inc. from 1997 to 2001 and as Executive Manufacturing Manager of Burlington Industries, Inc. from 1992 to 1997. Mr. Holt currently serves on the boards of directors of a number of privately-held companies. Mr. Holt holds a Bachelor of Science in Economics from Davidson College and a Master of Business Administration from Harvard Business School.

Michael D. Rutz has served as our Vice President of Sales since February 2011. He previously served as Director of Account Management in 2006 and was appointed to develop our health care category offerings in 2008. In 2010 he continued to manage Angie’s List Health & Wellness while starting up other projects. Prior to joining us in 2006, Mr. Rutz served as President of Care Ambulance, a private ambulance company. He also has served as a key strategist in political and advocacy roles for several political campaigns ranging from mayoral to congressional to statewide contests, and held a key role in the campaigns for Indiana Governor Mitch Daniels in 2004 and 2008. Mr. Rutz holds Bachelor of Science in Public Affairs and a Bachelor of Arts in French, both from Indiana University.

Nonemployee Directors

John W. Biddinger has served on our board of directors since April 2006. Mr. Biddinger has served on the board of directors at City Financial Corporation, an Indianapolis-based investment banking firm, since 1981, and currently is Managing Director of City Investment Group, LLC since July 2005. Mr. Biddinger currently serves on the boards of directors of a number of privately-held companies. Mr. Biddinger joined City Securities Corporation in 1963 and held various securities-related positions before becoming President in 1979, a position that he held until 1980. Mr. Biddinger was also President of Biddinger Investment Capital Corporation, a leveraged buy-out firm, from 1981 to 1999. Mr. Biddinger holds a Bachelor of Science in Business from Indiana University. We believe Mr. Biddinger is qualified to serve on our board of directors due to his extensive investment and securities experience as well as his experience serving on the boards of other companies.

Mark Britto has served on our board of directors since September 2011. Mr. Britto currently serves as President and Chief Executive Officer of Boku, Inc., a mobile online payments company, a position he has held since January 2009. He also currently serves on the boards of directors of a number of privately-held technology companies. Prior to joining Boku, Inc., Mr. Britto served as President and Chief Executive Officer of Ingenio Inc., a service marketplace and performance advertising company acquired by AT&T Inc. in 2007, from July 2002 to December 2008. In 1998, Mr. Britto co-founded Accept.com Financial Services Corporation, an online payments company that was acquired by Amazon.com, Inc., an e-commerce company, in June 1999. From June 1999 until June 2002, Mr. Britto served as Senior Vice President, Worldwide Services and Sales at Amazon.com. Mr. Britto began his career in senior credit and risk management roles at First USA and NationsBank, N.A. Mr. Britto holds a Bachelor of Science in Operations Research and a Masters of Science in Industrial

Engineering and Operations Research, both from the University of California, Berkeley. We believe that Mr. Britto is qualified to serve on our board of directors due to his experience as Chief Executive Officer of technology companies, including an online payment company, and his perspective as a Silicon Valley technology entrepreneur.

John H. Chuang has served on our board of directors since April 1996. Mr. Chuang co-founded and since 1986 has served as Chief Executive Officer of Aquent LLC, a leading marketing staffing firm. Mr. Chuang holds a Bachelor of Arts in Economics and a Master of Business Administration, both from Harvard University. We believe Mr. Chuang is qualified to serve on our board of directors due to his leadership and business development experience, his broad understanding of the operational, financial and strategic issues facing growing companies and the perspective he brings as an affiliate of our largest stockholder.

Steven M. Kapner has served on our board of directors since April 2008. Mr. Kapner currently serves as Managing Director of Aquent LLC, a leading marketing staffing firm, which he co-founded in 1986. At Aquent he has held various positions including Chief Financial Officer, General Manager of an internal technology start-up, and President of two operating divisions. He currently runs Aquent’s operations in Japan. Mr. Kapner also serves as Chairman of The Aspire Group, Aquent’s staffing business for security-cleared personnel. He has managed venture capital investments for Harvard University’s endowment fund and worked as a strategy consultant for the Boston Consulting Group. Mr. Kapner holds a Bachelor of Arts in History and a Master of Business Administration, both from Harvard University. We believe Mr. Kapner is qualified to serve on our board of directors due to his deep operating and leadership experience, his financial management experience as Aquent’s Chief Financial Officer and his global perspective.

Keith J. Krach has served on our board of directors as Chairman since April 2011. Mr. Krach currently serves as Chief Executive Officer, President and Chairman of the Board of DocuSign Corp, an electronic signature network company, positions which he has held since July 2003 and August 2011, respectively. He also holds the position of Chairman of the Purdue University Board of Trustees. Since 2003, Mr. Krach has been Chief Executive Officer of 3Points, Inc., an investment holding company. In 1996, Mr. Krach co-founded Ariba, Inc., a provider of collaborative business commerce solutions for buying and selling goods and services, serving as Chief Executive Officer and Chairman of the Board from October 1996 until July 2003. Prior to founding Ariba, Mr. Krach joined the founding team and served as the Chief Operating Officer at Rasna Corporation, a developer and marketer of mechanical design and analysis software, which was sold in 1995 to Parametric Technologies. Mr. Krach began his career at General Motors, where he led GM’s first-ever Japanese joint venture, GMF Robotics, and was GM’s youngest-ever vice president. Mr. Krach holds a Bachelor of Science in Industrial Engineering from Purdue University and a Master of Business Administration from Harvard Business School. We believe Mr. Krach is qualified to serve on our board of directors due to his extensive operational, senior management and board experience with technology companies.

Roger H. Lee has served on our board of directors since April 2008. Mr. Lee is affiliated with Battery Ventures, a venture capital firm, where he focuses on consumer, internet and digital media markets. Mr. Lee joined Battery Ventures in December 2001, and has been a managing member of the general partners of various investment funds affiliated with Battery Ventures. He currently serves on the boards of directors of a number of privately-held technology companies. Prior to joining Battery Ventures, Mr. Lee spent ten years as an entrepreneur and operator and most recently was the co-founder of Corio, a managed services provider that was acquired by IBM, where he oversaw all business development activities and later became a General Manager. Mr. Lee holds a Bachelor of Arts in Political Science from Yale University. We believe that Mr. Lee is qualified to serve on our board of directors due to his experience with a wide variety of internet and technology companies, as well as the perspective he brings as an affiliate of one of our major stockholders.

Michael S. Maurer has served on our board of directors since February 2012. Mr. Maurer has served as Chairman of the Board of The National Bank of Indianapolis Corporation, a financial institution he founded in 1993, and its wholly-owned subsidiary, The National Bank of Indianapolis, since 1993. He also has served as Chairman of the Board of IBJ Corp., a publishing company which owns The Indianapolis Business Journal, since

1990, where he also served as Chief Executive Officer from 1990 to 2012. Mr. Maurer served as President of the Indiana Economic Development Corporation from 2005 to 2006 and also served as Indiana Secretary of Commerce in 2006. From 1991 to 1992, he served as a director and member of the Executive Committee of Merchants National Bank/National City Bank, Indianapolis, Indiana, a financial institution. Mr. Maurer was self-employed as an attorney from 1969 to 1988. Mr. Maurer holds a Bachelors of Science in accounting from the University of Colorado and a Juris Doctor degree from the Indiana University Maurer School of Law. He successfully completed the CPA examination. We believe that Mr. Maurer is qualified to serve on our board of directors due to his financial experience as well as his extensive leadership experience serving on the boards of other companies.

Board Composition

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and our amended and restated bylaws. Our board of directors currently consists of eight directors consisting of seven non-employee members and our Chief Executive Officer. Our board of directors has determined that all of our directors, other than Mr. Oesterle, are “independent” within the meaning of applicable NASDAQ listing standards, constituting a majority of independent directors of our board of directors as required by NASDAQ listing standards.

In accordance with our amended and restated certificate of incorporation our board of directors is divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors are Messrs. Chuang, Lee and Oesterle, and their terms will expire at the annual general meeting of stockholders to be held in 2012;

•	the Class II directors are Messrs. Biddinger, Kapner and Krach, and their terms will expire at the annual general meeting of stockholders to be held in 2013; and

•	the Class III directors are Messrs. Britto and Maurer and his term will expire at the annual general meeting of stockholders to be held in 2014.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Lead Independent Director

Our corporate governance guidelines provide that one of our independent directors should serve as a lead independent director at any time when the chief executive officer serves as the chairman of the board, or if the chairman of the board is not otherwise independent. The lead independent director would preside over periodic meetings of our independent directors, serve as a liaison between our chairman and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate. Because our board of directors has determined that Mr. Krach, the chairman of the board, is an independent director, our board of directors has not appointed a lead independent director. Our board of directors believes that the current board leadership structure is best for the Company and its stockholders at this time.

Board Committees

Our board of directors has the following standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Under our corporate governance guidelines, committee members are appointed by our board of directors based on the recommendation of the nominating and corporate governance committee, except that members of the nominating and corporate governance committee are appointed by the independent members of the board of directors. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees to facilitate the management of our business.

Audit Committee

Our audit committee charter provides that our audit committee has responsibility for, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies, financial reporting and disclosure practices;

•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

•	reviewing our annual and quarterly financial statements prior to their filing;

•	serving as a qualified legal compliance committee to review reports and violations of law; and

•	appointing and evaluating the independent registered public accountants and considering and approving any non-audit services proposed to be performed by the independent registered public accountants.

The current members of our audit committee are Messrs. Biddinger, Kapner and Maurer, with Mr. Biddinger serving as the committee’s chair. Messrs. Biddinger, Kapner and Maurer are “independent” as defined under the NASDAQ listing standards, and Messrs. Biddinger and Maurer are “independent” as defined under Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We are relying on the phase-in rules of the SEC with respect to the independence of our audit committee under Rule 10A-3(b)(1). These rules permit us to have an audit committee that has a majority of members that are independent within 90 days after the effectiveness of our Registration Statement on Form S-1 related to our initial public offering and all members that are independent within one year thereafter. The reliance on such phase-in rules will not materially adversely affect the ability of the audit committee to act independently or satisfy the other requirements of an audit committee member. Each member of the audit committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ. Our board has determined that Mr. Biddinger is an audit committee “financial expert,” as that term is defined by the applicable rules of the SEC. Our audit committee operates under a written charter that satisfies the applicable standards of the SEC and the NASDAQ.

Compensation Committee

Our compensation committee charter provides that our compensation committee has responsibility for, among other things:

•	reviewing key employee compensation policies, plans and programs;

•	monitoring performance and compensation of our employee-directors, officers and other key personnel;

•	preparing recommendations and periodic reports to the board of directors concerning these matters; and

•	reviewing and approving any incentive compensation and equity-based plans and the grants thereunder.

The members of our compensation committee are Messrs. Britto, Kapner and Lee, with Mr. Britto serving as the committee’s chair. Messrs. Britto, Kapner and Lee are “independent” as defined under the NASDAQ listing standards. For further information about the compensation committee’s process for determining executive compensation, including the role of the executive officers and the compensation committee’s use of an independent consultant, see the section captioned “Executive Compensation—Compensation Discussion and Analysis” below.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee charter provides that our nominating and corporate governance committee has responsibility for, among other things:

•	recommending persons to be selected by the board as nominees for election as directors and to fill any vacancies on the board;

•	considering and recommending to the board qualifications for the position of director and policies concerning the term of office of directors and the composition of the board; and

•	considering and recommending to the board other actions relating to corporate governance.

The members of our nominating and corporate governance committee are Messrs. Britto, Chuang and Krach, with Mr. Krach serving as the committee’s chair. Messrs. Britto, Chuang and Krach are “independent” as defined under the NASDAQ listing standards.

Director Compensation

In August 2011, our board of directors approved the following annual compensation for our non-employee directors:

Position	Cash ($)	Equity Grants ($)
Board Chairman	20,000	—
Board Member	30,000	50,000
Audit Committee Chair	10,000	—
Compensation Committee Chair	7,000	—
Nominating and Corporate Governance Committee Chair	5,000	—
Audit Committee Member	5,000	—
Compensation Committee Member	3,500	—
Nominating and Corporate Governance Committee Member	2,500	—

In addition, we reimburse our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of the board of directors and committees of the board of directors.

At our 2012 annual stockholders’ meeting, all non-employee directors, other than Mr. Krach, will receive the full amount of cash compensation prorated for any partial year of service as set forth in the table above for services performed through such date. Going forward, these cash retainers will be paid quarterly. At our 2012 annual stockholders’ meeting, non-employee directors will receive the equity grant set forth in the table above in the form of stock options, which will vest quarterly and will be fully vested at the next annual stockholders’ meeting. However, Mr. Krach will not receive any cash or equity compensation as a non-employee director until our 2014 annual stockholders’ meeting.

In February 2012, in connection with his appointment to the board of directors, the board of directors approved a one-time grant of an option to purchase 1,471 shares of our common stock under our Amended and Restated Omnibus Incentive Plan at an exercise price of $15.47 per share to Mr. Maurer, which will be fully vested at our 2012 annual stockholders’ meeting.

2011 Director Compensation

The following table sets forth information concerning the compensation of the Company’s non-employee directors during 2011. Our employee director, Mr. Oesterle, did not receive separate compensation for his services as a director.

Name	Fees Earned or Paid in Cash ($)(1)		Option Awards ($)(2)		Total ($)
John F. Ackerman(3)	—		—		—
John W. Biddinger	54,643	(4)	374,100	(5)	428,743
Mark Britto	16,929		50,973	(6)	67,902
John H. Chuang	13,929		—		—
Steven M. Kapner	16,500		—		—
Keith Krach	—		1,524,829	(7)	1,524,829
Roger H. Lee	14,357		—		—
Mathias Schilling(8)	—		—		—

(1)	Includes the portion of the cash compensation described above that was earned for services in 2011 although not paid until the date of the 2012 annual stockholders meeting.
(2)	The amount reflects the aggregate grant date fair value of the option and stock awards granted during the year, computed in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of the option and stock awards in note 10 to our consolidated financial statements included elsewhere in this prospectus. There can be no assurance that awards will vest or will be exercised, or that the value upon exercise will approximate the aggregate grant date fair value.
(3)	Mr. Ackerman resigned from our board of directors in August 2011.
(4)	Mr. Biddinger received $37,500 in recognition of his extensive service as chairman of the audit and compensation committees in prior years.
(5)	In August 2011, the board of directors approved the grant of an option to purchase 120,000 shares of common stock at an exercise price of $8.50 per share to Mr. Biddinger in recognition of his extensive service as chairman of the audit and compensation committees in prior years. The option vested as to 25% of the shares on the grant date and will vest as to 25% of the shares subject to the stock option on August 23rd of each of 2012, 2013 and 2014.
(6)	In October 2011, in connection with his appointment to our board of directors, we granted an option to purchase 16,624 shares of common stock to Mr. Britto at an exercise price equal to the fair market value of our common stock of $9.49. This option will vest quarterly with full vesting at our 2012 annual stockholder meeting date.
(7)	In April 2011, in connection with his appointment to our board of directors and election as chairman of the board, our compensation committee approved a one-time grant of an option to purchase 508,200 shares of common stock at an exercise price of $8.50 per share to Mr. Krach. This option vested as to 25% of the shares on the grant date and will vest as to 25% of the shares subject to the stock option on April 26th of each of 2012, 2013 and 2014. In light of this one-time grant, Mr. Krach agreed to forego the annual automatic equity grants and cash compensation to which he would otherwise be entitled as a director and as chairman of the board through the period in which his option vests.
(8)	Mr. Schilling resigned from our board of directors in August 2011.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are Messrs. Britto, Kapner and Lee. Prior to the appointment of Mr. Britto to the compensation committee in September 2011, Mr. Biddinger served on our compensation committee. In October and November 2011, Mr. Britto purchased shares of common stock from our Chief Executive Officer and us, respectively, as set forth under the sections captioned “Certain Relationships and Related Party Transactions—Secondary Transfer by Chief Executive Officer” and “Certain Relationships and Related Party Transactions—Sales of Unregistered Securities—Sale of Common Stock to Mark Britto.” In April, September and October 2010, an affiliate of Mr. Lee purchased Class E units and Series C preferred stock from us as set forth under the section captioned “Certain Relationships and Related Party Transactions—Sales of Unregistered Securities.” In December 2010 as well as April and June 2011, we repurchased shares of common stock, Series B preferred stock and Series C preferred stock from certain holders of such stock, including affiliates of Mr. Biddinger and Mr. Lee. Such transactions are described in further detail under the section captioned “Certain Relationships and Related Party Transactions—Repurchase of Common and Preferred Stock.” None of our executive officers currently serves, or has served during the last completed year, as a member of the board or the compensation committee of any entity that has one or more executive officers serving as a member of our board or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics for directors, officers (including our Chief Executive Officer and Chief Financial Officer) and employees, known as the Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics is available on our “Investor Relations” website at investor.angieslist.com in the Corporate Governance section. Stockholders may request a free copy of the Code of Business Conduct and Ethics by sending an email request to investor@angieslist.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on or accessible through our website into this prospectus.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the principles underlying our policies and decisions with respect to the compensation of our executive officers who are named in the “2011 Summary Compensation Table” and the most important factors relevant to an analysis of these policies and decisions. These “named executive officers” for 2011 are William S. Oesterle, our Chief Executive Officer; Robert R. Millard, our Chief Financial Officer; Angela Hicks Bowman, our Chief Marketing Officer; Manu Thapar, our Chief Technology Officer; Michael Rutz, our Vice President of Sales; and Charles Hundt, our Controller who also served as our interim principal financial officer until May 2011.

Executive Compensation Overview

We recognize that the ability to excel depends on the integrity, knowledge, imagination, skill, diversity and teamwork of our employees. To this end, we strive to create an environment of mutual respect, encouragement and teamwork that rewards commitment and performance and that is responsive to the needs of our employees. The principles and objectives of our compensation and benefits programs for our employees generally, and for our named executive officers specifically, are to:

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attract, engage and retain individuals of superior ability, experience and managerial talent enabling us to be an employer of choice in the highly-competitive and dynamic Internet and technology industry;

•	ensure compensation is closely aligned with our corporate strategies, business and financial objectives and the long-term interests of our stockholders;

•	motivate and reward executives whose knowledge, skills and performance ensure our continued success;

•	ensure that the elements of compensation, individually and in the aggregate, do not encourage excessive risk-taking; and

•	ensure that total compensation is fair and reasonable.

Each of our compensation components fulfills one or more of these principles and objectives. As further described below, the primary components are (1) base salary, (2) performance bonuses and (3) equity incentives. We also offer limited other types of employee benefits as described below. We view each component of executive compensation as related but distinct, and we also review total compensation of our executive officers to ensure that our overall compensation objectives are met. We determine the appropriate level for each compensation component based in part, but not exclusively, on our understanding of the market for executive talent based on the experience of members of our compensation committee and consistent with our recruiting and retention goals, our view of internal equity and consistency, the length of service of our executives, our overall performance and other considerations we deem relevant.

While we were a private company, we preferred to focus our cash resources on growing the business and so a significant part of executive compensation was in equity. We believe that because the achievement of our business and financial objectives will be reflected in the value of our equity, our executive officers will be incentivized to achieve these objectives when a portion of their compensation is tied to the value of our equity. To this end, we use equity awards (in particular, stock options) as a significant component of compensation because we believe that this is an effective way to tie individual compensation to the creation of stockholder value. We believe stock-based compensation is a significant motivator in attracting employees for Internet-related and other technology companies.

We have not adopted any formal policies for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among different forms of non-cash compensation. Instead, our compensation programs are designed to be flexible and complementary and to collectively serve all of the executive compensation objectives described above.

Compensation Determination Process

In determining the appropriate level of total compensation for our named executive officers, the compensation committee reviews and considers our corporate performance along with the performance of each named executive officer. The compensation committee also evaluates comparative compensation data, which includes salary, equity and other compensation components from a peer group of companies. The Chief Executive Officer typically makes recommendations to the compensation committee regarding compensation for each named executive officer other than himself. The compensation committee reviews and discusses the information and determines the compensation for each named executive officer, including the Chief Executive Officer, as it deems appropriate.

We strive to achieve an appropriate mix between equity incentive awards and cash payments in order to meet our objectives. Any apportionment goal is not applied rigidly and does not control our compensation decisions, and our compensation committee does not have formal policies for allocating compensation between long-term and short-term compensation or cash and non-cash compensation. Our mix of compensation elements is designed to reward recent results and motivate long-term performance through a combination of cash and equity incentive awards. We believe the most important indicator of whether our compensation objectives are being met is our ability to motivate our named executive officers to deliver superior performance and retain them to continue their careers with us on a cost-effective basis.

In determining executive compensation for 2011, because we were taking steps towards becoming a public company, our compensation committee engaged Mercer Consulting to review publicly available compensation data aggregated for a peer group of companies and pre-initial public offering (“pre-IPO”) companies’ pay levels, using pre-IPO data for companies in the public peer group described below that recently completed initial public offerings and survey compensation data from the Dow Jones Competitive Pro Database and Mercer databases of private company data. This comparative data is valuable in that it provides insight into ranges and components of total compensation as well as confirms the reasonableness of our own compensation decisions. The peer group reviewed by the committee in its July 2010 compensation review consisted of technology companies with market capitalizations similar to ours and included:

• Ancestry.com Inc.	• Vocus, Inc.
• Constant Contact, Inc.	• LoopNet, Inc.
• comScore, Inc.	• OpenTable, Inc.
• Dice Holdings Inc.	• TheStreet.com, Inc.
• The Knot, Inc.	• Local.com Corporation
• Internet Brands, Inc.	• Archipelago Learning, Inc.
• Travelzoo Inc.	• Support.com, Inc.
• LivePerson, Inc.

As a public company, the Chief Executive Officer’s compensation is determined by the compensation committee in executive session without the presence of the Chief Executive Officer. As a result of our compensation committee’s assessment of the Chief Executive Officer’s roles and responsibilities within our company, particularly as we began and completed our initial public offering process (which required significant public efforts and responsibilities for our Chief Executive Officer), there is a significant difference between his compensation levels and those of our other named executive officers.

Base Salaries

In general, base salaries for our named executive officers are initially established through arm’s-length negotiation at the time the executive is hired, taking into account such executive’s qualifications, experience and prior salary. Our aim is to offer base salaries that are cost-effective while also remaining competitive for the retention and recruitment of talented executives. Adjustments to base salaries are based on the scope of a named executive officer’s responsibilities, individual contribution, and sustained performance. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility. No formulaic base salary increases are provided to our named executive officers. This strategy is consistent with our intent of offering base salaries that are cost-effective while remaining competitive.

In approving salaries for 2011, we tried to make salary levels more equal among executive officers, except that our Chief Executive Officer has the highest salary because of his role as head of our company with the highest level of responsibilities. Prior to those actions, we had not made material changes to base salaries in the last several years, which was consistent with our desire to focus cash resources on growing the business.

As part of the compensation committee’s comprehensive review of executive compensation levels during July 2010 as described above, we found that our base salaries generally fell significantly below the median in both the pre-IPO and public companies studies described above. Therefore, we made adjustments to base salaries effective January 2011 to bring our executive officers closer to the 75th percentile of pre-IPO companies and closer to the median of public companies. These significant increases were in recognition of both the growth of our company over the last few years and the efforts that would be required of all our executive officers as we began to move toward becoming a public company. In August 2011, we further increased base salaries for our Chief Executive Officer and Chief Marketing Officer to be at the public company peer group median because we were moving closer to becoming a public company and the base salaries for those two positions were below the public company median.

The actual base salaries paid to all of our named executive officers during fiscal 2011 are set forth in the “2011 Summary Compensation Table.”

2011 Cash Bonuses

For 2011, our cash bonus program for named executive officers was intended to align their cash compensation opportunities with our corporate goals. The compensation committee approved payout of bonuses on a semi-annual, rather than quarterly basis as in fiscal 2010, although the compensation committee reviewed our performance results quarterly. The compensation committee expects to move to an annual payout for 2012. The purpose of this change is to encourage longer-term business results during the year by paying bonuses to our executive officers less frequently. The exception was for Mr. Rutz who, because he is in sales, is paid on a quarterly basis consistent with our sales commission plans. The actual cash bonuses paid to our named executive officers for fiscal 2011 performance are set forth in the “2011 Summary Compensation Table.”

Chief Executive Officer Bonus. Our Chief Executive Officer had an annual target bonus payout of $174,000 for the first half of the year and annual target payout of $287,000 for the second half of the year (for a total of $230,500 for the year). His target amount was determined by increasing the prior year’s target in order to place more weight on achievement of goals as we took steps towards becoming a public company. The compensation committee determined his actual bonus by considering a combination of results for our performance metrics listed below, our Chief Executive Officer’s assessment of the business successes and areas for improvement, and the compensation committee’s own subjective assessment of both the financial metrics and other factors considered important. In considering our performance metrics, the compensation committee gave equal weighting to each of the following metrics (which were also used for a portion of the other named executive officers’ bonuses as described below):

•	Number of new paid memberships;

•	Average marketing cost per paid membership acquisition (or “average CPA”);

•	Total revenue;

•	Free cash flow (comprised of cash flow after operating and investing activities but before marketing expense); and

•	Goals related to member retention, renewals, revenues and servicing costs.

Following the completion of fiscal 2011, the compensation committee determined that we met or exceeded most of these goals. In particular:

•	our achievement of 1,074,757 new paid memberships exceeded our goal of 960,223;

•	our average CPA of $78.00 was better than our goal of $81.00;

•	our $90.0 million in revenue was approximately 99% of our goal of $91.3 million;

•	our member-related goals were successful; and

•	our free cash flow before advertising of $23.6 million was less than our target of $32.0 million.

On a purely formulaic basis, the weighted result would have exceeded 100% achievement for both the first half and second half of the year. The compensation committee also took into account strategic business decisions such as the success of completing our initial public offering in 2011 (the “IPO”). As a result, the compensation committee determined that our corporate performance metrics should result in 100% achievement, and Mr. Oesterle received 100% of his target bonus for both the first half and the second half of fiscal 2011.

Other named executive officers’ bonuses. Each other named executive officer (except for Mr. Thapar which is explained below) received bonus amounts with a portion (50% for the second half of the year) of their bonus tied to the corporate performance metrics (which, as described above, were deemed achieved at the 100% level) and the remainder dependent on the achievement of the following specific performance objectives:

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Mr. Millard received a discretionary bonus of $25,000 for the first half of the year for his work related to the IPO and received a $75,000 bonus (100% of his target) for the second half of the year, with 25% of his bonus based on his successful achievement of refinancing the credit facility, 25% based on the IPO process and 50% on the corporate performance metrics.

•

Angela Hicks Bowman received a $55,351 bonus for the second half of the year (104% of her target), with 12.5% of her bonus based on her 112% achievement of our new paid membership goal, 12.5% based on achieving 103.8% of her goal regarding average CPA (each based on the targets and results described above), 12.5% based on her 111% achievement of our membership revenue goal, 12.5% based on her 101% attainment of our membership cash goals which are confidential but were higher than the prior year’s results and 50% based on the corporate performance metrics described above. For the first half of the year, Ms. Hicks Bowman received a $79,830 bonus (106% of her target). In calculating her bonus for the first half of the year, the corporate performance metrics accounted for 20% of her bonus in which she achieved 100%, along with 20% of her bonus based on her 113% achievement of our new paid memberships goal, 20% based on achieving 120% of our goal regarding average CPA (each based on the targets and results described above), 20% based on her 101% achievement of our membership revenue goal and 20% based on her 99% attainment of membership cash goals which are confidential but were higher than the prior year’s results.

•

Manu Thapar received a $160,000 bonus per his offer letter, which provided him 100% payment of his annual bonus. This amount was guaranteed because of a combination of him starting mid-year after corporate objectives had been set and as an incentive to him agreeing to accept employment with us.

•

Michael Rutz was paid on a quarterly basis. Overall for the year, he received $124,374 bonus payment for the fiscal year based on number of service providers, advertising revenue, advertising cash and new advertising sales. Because we performed well in these areas, he received 101% of his target.

•

Mr. Hundt received a bonus of $62,500 because, although he was not an executive officer at year-end, his efforts as principal financial officer prior to Mr. Millard’s arrival, as well as his efforts in our initial public offering process, were recognized.

CEO’s long-term bonus. Mr. Oesterle had a “long-term bonus” program for 2011 that the compensation committee could pay in equity awards following the end of the year, subject to the compensation committee’s review of performance. In reviewing his performance following the end of 2011, the compensation committee assessed the achievement of the financial goals set forth in the information regarding the fiscal results above and considered his success in leading us through our IPO and the improvements shown in our fiscal results. After taking all of these considerations into account, the compensation committee determined that a 100% payout ($278,450 value) was appropriate and therefore, in February 2012, approved a grant of options in the amount of 33,999 shares with a per share price of $15.47, vesting over four years. This award of $278,450 is reflected in the Summary Compensation Table for 2011 below because it was based on 2011 performance.

Long-Term Equity Incentives

The primary goal of our long-term, equity-based incentive awards is to align the interests of our named executive officers with the interests of our stockholders. Because vesting is based on continued employment, our equity-based incentives also encourage the retention of our named executive officers through the vesting period of the awards. We have granted equity awards to executive officers and other key personnel to incentivize them to increase the value of our stock and thereby align their interests with those of our stockholders. We have granted both stock options, which permit the employee to exercise the option at a fixed price (the fair market value of the stock on the grant date) in the future, and, in limited circumstances, restricted stock awards, which do not have an exercise price.

The compensation committee or board of directors determines the size and type of equity awards, taking into account the recommendations of our Chief Executive Officer (for executive officers other than himself), and also determines the vesting schedule of equity awards. To date, the amount of our equity grants has not been based on a specific formula or targeted a specific percentile within a peer group, but rather was based on a combination of the compensation committee’s subjective judgment about the appropriate level of compensation for the executive given both individual responsibilities and length of service, dilution considerations and the negotiation process with the individual. During 2011, the following determinations were made in granting stock options to our named executive officers:

•

For Messrs. Millard and Thapar, both new hires, the main determination for the amount of options was a negotiation with the individual for the amount of shares to incentivize the individual to accept employment with the Company.

•

For Messrs. Rutz and Hundt, the number of shares provided to each was based on a subjective view as to the appropriate number to provide incentives for long-term performance and their role in the IPO process, as well as offering the opportunity for them to be rewarded based on their strong historical work performance.

•

Mr. Oesterle and Ms. Hicks Bowman did not receive new equity grants in 2011 because the compensation committee felt that their existing equity holdings offered sufficient retentive and incentive value at that time.

For 2011, we used stock options as the primary incentive vehicles for long-term compensation. We believe that stock options are an effective tool for meeting our compensation goal of increasing long-term stockholder value by tying the value of the stock options to our future performance. Because named executive officers are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, we believe stock options provide meaningful incentives to named executive officers to achieve increases in the value of our stock over time.

Typically, we grant stock options that vest over four years, which we believe offers long-term retentive value, except that periodically our compensation committee may grant equity awards with different vesting schedules.

Special Long-Term Bonus. In 2011, the compensation committee approved a long-term bonus for Mr. Thapar, to be paid in four equal annual installments of $116,643.50 each, starting on October 31, 2012, if he remains employed with us on each payment date. The reason for this long-term bonus opportunity was because when he commenced employment with us, the exercise price of his stock option was higher than expected at the time he agreed to join us and significantly higher than the prices for other executive officers. Taking the potential value of his new hire equity grant into account, the committee felt it was appropriate to offer him a long-term cash bonus to encourage his retention over a number of years and believed that the amount proposed was reasonable given his level of authority and expertise.

Stock Ownership Guidelines

The board of directors believes that our directors and executive officers should own and hold our common stock to further align their interests with the interests of our stockholders and to further promote our commitment to sound corporate governance. Therefore, in August 2011, the board of directors adopted the following minimum stock ownership guidelines applicable for our executive officers and non-employee directors:

•

Executive Officer Guidelines. Each of our executive officers is expected to accumulate the equivalent of Angie’s List common stock equal to 3 times (or 5 times, in the case of our CEO) his or her annual base salary, within five years from the adoption of these guidelines or from date that the executive officer assumes their position, whichever is later.

•

Director Guidelines. Directors of Angie’s List are expected to accumulate 15,000 shares of Angie’s List common stock within five years of the adoption of these guidelines or within three years of first appointment to the board of directors.

Retirement and other benefits

Our named executive officers are eligible to participate in our employee benefit plans provided for other personnel. These benefits include a 401(k) plan, group health insurance, and short- and long -term disability insurance. Currently, we contribute up to 3% of total salary (which includes base salary, bonuses, and commissions, where applicable) to the 401(k) to all eligible employees.

Some of our named executive officers have agreements that would provide severance benefits on specified involuntary terminations of employment. The terms and estimated amounts of these benefits are described below under “Potential Payments upon Termination and Change in Control.” Most of these arrangements were negotiated when the applicable named executive officer was hired and had terms that we believed were reasonably necessary to hire and retain these individuals in our market for executive talent. We have granted equity awards to our named executive officers that provide for accelerated vesting of equity upon a future change in control, as further described under “Potential Payments upon Termination and Change in Control.” We believe these provisions are reasonable because the possibility of a change in control could cause uncertainty among executive officers and concern over potential loss of equity awards (which has been a significant component of their potential compensation) and, therefore, could result in their departure or distraction to the detriment of our company and our stockholders.

Tax Considerations

We do not require executive compensation to be tax deductible for our company, but instead balance the cost and benefits of tax deductibility to comply with our executive compensation goals. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for our Chief Executive Officer and each of the other named executive officers (other than our Chief Financial Officer), unless compensation is performance-based. In approving the amount and form of compensation for our executive officers in the future, our compensation committee expects to consider all elements of the cost to our company of providing such compensation, and so it may consider the potential impact of Section 162(m). However, our compensation committee may, in its judgment, authorize compensation payments that are not exempt from Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

2011 Summary Compensation Table

The following table sets forth information concerning the compensation of William S. Oesterle, our Chief Executive Officer, Robert Millard, our Chief Financial Officer, Charles Hundt, our Controller who also served as our interim principal financial and accounting officer from May 2010 until May 2011, and the three other most highly compensated executive officers for 2011. We refer to these officers in this proxy statement as our “named executive officers.”

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)(1)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
William S. Oesterle,
Chief Executive Officer and Director	2011	355,692		—	—		—	508,950	20,609	(4)	885,251
	2010	254,995		—	1,440,847	(3)	—	301,875	19,711	(4)	2,017,428

Robert R. Millard,
Chief Financial Officer	2011	179,808	(9)	62,500	—		1,818,721	37,500	7,549	(5)	2,106,078

Charles Hundt,
Controller and Former Interim Principal Financial and Accounting Officer	2011	140,962		62,500	—		694,250	—	6,104	(6)	903,816
	2010	117,619		33,250	—		45,375	—	4,732	(6)	200,976

Manu Thapar,
Chief Technology Officer	2011	63,462	(10)	160,000	—		2,443,312	—	—		2,666,774

Michael Rutz,
Vice President of Sales	2011	135,962		24,167	—		555,400	100,207	7,128	(7)	822,964
	2010	126,875		50,000	—		45,375	—	6,019	(7)	228,269

Angela R. Hicks Bowman,
Chief Marketing Officer	2011	217,692		—	—		—	135,181	19,266	(8)	372,139
	2010	148,550		194,659	2,969,355		848,698	—	19,344	(8)	4,180,606

(1)	The amount reflects the aggregate grant date fair value of the option and stock awards granted during the year, computed in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of the option and stock awards in note 10 to our consolidated financial statements included elsewhere in this prospectus. There can be no assurance that awards will vest or will be exercised, or that the value upon exercise will approximate the aggregate grant date fair value.
(2)	Reflects the amount paid under our cash incentive program for the year based upon satisfaction of the performance criteria described under “Compensation Discussion and Analysis—2011 Cash Bonuses.” For Mr. Oesterle, includes $278,450 and $180,000 for 2011 and 2010, respectively, representing the amount awarded under his “long-term bonus” program described under “Compensation Discussion and Analysis—2011 Cash Bonuses—CEO’s long-term bonus,” which amount was determined based on performance, but that the compensation committee decided to award in the form of stock options. Related to the 2010 long-term bonus the compensation committee awarded 79,288 shares granted in February 2011 at an exercise price of $7.63 per share that vests in equal annual installments over the four years following the grant date. Related to the 2011 long-term bonus the compensation committee awarded 33,999 shares granted on February 23, 2012 at an exercise price of $15.47 per share that vests in equal annual installments over the four years following the grant date.
(3)	In 2010 additional stock awards of an aggregate of 7,568 units with a grant date fair value of $266,702 were granted in January and March 2010, but were cancelled in April 2010 as a result of our conversion to a Delaware corporation. The stock award in December 2010 was partially a subsequent acknowledgement of these cancelled awards. The number of units of our predecessor have not been adjusted for our eight-for-one stock split effected in October 2011.
(4)	Represents (i) $7,350 401(k) matching contributions in 2011 and 2010, (ii) $13,259 and $12,161 for 2011 and 2010, respectively, for medical, dental and vision insurance premiums paid by us and (iii) $200 fringe compensation in 2010.
(5)	Represents (i) $7,549 for medical, dental and vision insurance premiums paid by us.
(6)	Represents (i) $6,104 and $4,532 of 401(k) matching contributions in 2011 and 2010, respectively, and (ii) $200 fringe compensation in 2010.
(7)	Represents (i) $7,128 and $5,219 of 401(k) matching contributions in 2011 and 2010, respectively, and (ii) $200 fringe compensation in 2010.
(8)	Represents (i) $7,350 401(k) matching contributions in 2011 and 2010, (ii) $11,816 and $11,894 for 2011 and 2010, respectively, for medical, dental and vision insurance premiums paid by us and (iii) $100 fringe compensation in 2010.
(9)	Reflects the portion of salary paid since Mr. Millard was hired by us on May 2, 2011.
(10)	Reflects the portion of salary paid since Mr. Thapar was hired by us on October 10, 2011.

Grants of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards made to our named executive officers during 2011.

Name	Grant Date	Board or Committee Approval Date (if different)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)		All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Fair Market Value of Stock on Date of Option Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
			Target ($)
William S. Oesterle	N/A		230,500		—	—	—	—	—
	N/A		278,450	(3)
Robert R. Millard	5/19/2011	4/26/11	37,500		—	508,200	8.50	8.50	1,818,721
Charles Hundt	8/11/2011		N/A		—	200,000	8.50	8.50	694,250
Manu Thapar	10/18/2011	9/27/11	N/A		—	472,480	9.4875	9.4875	2,443,312
Michael Rutz	8/11/2011		99,000		—	160,000	8.50	8.50	555,400
Angela R. Hicks Bowman	—		128,500		—	—	—	N/A	—

(1)	We do not provide for thresholds or maximums as part of our non-equity incentive plan. Our non-equity incentive plan is described above in “Compensation Discussion and Analysis—2011 Cash Bonuses.”

(2)	The amount reflects the grant date fair value of the stock and option awards granted during the year, computed in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of the option awards in note 10 to our consolidated financial statements included elsewhere in this prospectus. Except as noted below, all grants were made under our Amended and Restated Omnibus Incentive Plan.
(3)	Represents the target amount under Mr. Oesterle’s “long-term bonus” program for 2011 described under “Compensation Discussion and Analysis—2011 Cash Bonuses—CEO’s long-term bonus .” The actual amount ($278,450) was determined based on 2011 performance, but the compensation committee decided to award this bonus in the form of a stock option for 33,999 shares granted in February 2012 at an exercise price of $15.74 per share that vests in equal annual installments over the four years following the grant date. This excludes the grant made in 2011 related to Mr. Oesterle’s “long-term bonus” program for 2010 as described in footnote 2 to the Summary Compensation Table above.

Outstanding Equity Awards at Year End

The following table summarizes the number of shares of our common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2011. Other than the equity awards listed below, there were no unvested or unearned equity awards held by our named executive officers as of December 31, 2011.

	Option Awards
Name	Numbers of Securities Underlying Unexercised Options (#) Exercisable		Numbers of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
William S. Oesterle	—		79,288	(1)	7.6275	2/11/2021
Robert R. Millard	—		508,200	(2)	8.50	5/19/2021
Charles Hundt	—		200,000	(3)	8.50	8/11/2021
	6,600	(4)	13,400	(4)	7.6275	10/4/2020
Manu Thapar	—		472,480	(5)	9.4875	10/18/2021
Michael Rutz	—		160,000	(6)	8.50	8/11/2021
	6,600	(7)	13,400	(7)	7.6275	10/4/2020
Angela R. Hicks Bowman	—		—		—	—

(1)	A grant of a stock option to purchase 79,288 shares of our common stock was granted to Mr. Oesterle on February 11, 2011. This option will vest as to 25% of the shares subject to the stock option on each of the first, second, third and fourth anniversaries of the grant date.
(2)	A grant of a stock option to purchase 508,200 shares of our common stock was granted to Mr. Millard on May 19, 2011. This option will vest as to 25% of the shares subject to the stock option on each of the first, second, third and fourth anniversaries of the grant date.
(3)	A grant of a stock option to purchase 200,000 shares of our common stock was granted to Mr. Hundt on August 11, 2011. This option will vest as to 25% of the shares subject to the stock option on each of the first, second, third and fourth anniversaries of the grant date.
(4)	A grant of a stock option to purchase 20,000 shares of our common stock was granted to Mr. Hundt on October 4, 2010. This option will vest as to 33% of the shares subject to the stock option on the first and second anniversaries of the grant date and 34% on the third anniversary of the grant date.
(5)	A grant of a stock option to purchase 472,480 shares of our common stock was granted to Mr. Thapar on October 18, 2011. This option will vest as to 25% of the shares subject to the stock option on each of the first, second, third and fourth anniversaries of the grant date.
(6)	A grant of a stock option to purchase 160,000 shares of our common stock was granted to Mr. Rutz on August 11, 2011. This option will vest as to 25% of the shares subject to the stock option on each of the first, second, third and fourth anniversaries of the grant date.
(7)	A grant of a stock option to purchase 20,000 shares of our common stock was granted to Mr. Rutz on October 4, 2010. This option will vest as to 33% of the shares subject to the stock option on the first and second anniversaries of the grant date and 34% on the third anniversary of the grant date.

Option Exercises and Stock Vested

The following table summarizes stock option exercises by and vesting of stock applicable to our named executive officers during 2011. None of our named executive officers exercised stock options in 2011.

Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
William S. Oesterle	22,176	288,288
Robert R. Millard	—	—
Charles Hundt	—	—
Manu Thapar	—	—
Michael Rutz	—	—
Angela R. Hicks Bowman	—	—

(1)	The value realized on vesting of the stock represents the fair market value of our common stock at our initial public offering on November 17, 2011.

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Potential Payments on Termination and Change in Control

We have entered into agreements with several of our named executive officers that may provide for benefits under the circumstances described below if the officer’s employment is terminated or we experience a change in control (such as a change in the beneficial ownership of our company by more than 50% or a sale of substantially all of our assets).

Severance

Under the terms of his September 2011 offer letter, if, Mr. Thapar is terminated without cause, he will be entitled to a severance payment equal to 12 months of his base salary and his targeted bonus for the year of termination. If, in connection with a change in control, Mr. Thapar is terminated, the scope of his responsibilities or duties is reduced or diminished in any material respect or his compensation is reduced by the Company, he is entitled to receive an amount equal to two years of his then base salary.

Under the terms of his April 2011 offer letter, if, in connection with a change in control, Mr. Millard is terminated, the scope of his responsibilities or duties is reduced or diminished in any material respect or his compensation is reduced by us, he is entitled to receive an amount equal to two years of his then base salary.

Change in Control Equity Acceleration

The terms of our Incentive Stock Option and Non-Qualified Stock Option Agreements with our named executive officers provide that should we undergo a change in control, all unvested options would be automatically accelerated and become fully exercisable. Such options will terminate if not exercised prior to the closing of the transaction causing the change in control.

The table below provides an estimate of the value of the compensation due to each of our named executive officers in the events described below, assuming that the change in control was effective on December 31, 2011, under the agreements described above. The actual amounts to be paid can only be determined at the time of the termination of employment or change in control, as applicable.

	Involuntary Termination	Change in Control Followed by Involuntary Termination
Name	Cash($)	Cash($)	Equity($)(1)	Total($)
William S. Oesterle	—	—	671,768	671,768
Robert R. Millard	—	550,000	3,862,320	4,412,320
Charles Hundt	—	—	1,689,450	1,689,450
Manu Thapar	460,000	600,000	3,124,274	3,724,274
Michael Rutz	—	—	1,385,450	1,385,450
Angela R. Hicks Bowman	—	—	—	—

(1)	The value of accelerated vesting of stock options and stock awards is based on the difference between the market price at December 31, 2011 of $16.10 per share and the per share exercise price.

Risk Assessment of Compensation Programs

Our compensation committee has considered an assessment of compensation-related risks for all of our personnel. Based on this assessment, the compensation committee concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on the company. In making this evaluation, the committee considered the key design elements of our compensation programs. For example, the committee retains discretion to determine final executive cash bonus awards rather than being required to pay large awards based on any one factor. The committee also believes that the equity ownership of executive officers encourages a long-term commitment and focus on sustainable performance rather than short-term risk-taking.

Employee Benefit Plan

Amended and Restated Omnibus Incentive Plan

Our Amended and Restated Omnibus Incentive Plan, referred to as the 2010 Plan, was originally adopted in April 2010. The 2010 Plan was most recently amended and restated by our board of directors and approved by our stockholders in August 2011.

Authorized shares. On August 11, 2011, our board of directors approved an increase in the shares issuable under the 2010 Plan to 5,090,496 shares and also allowed for the number of shares that have been authorized for issuance under the 2010 Plan to be automatically increased on the first day of each year through 2021, in an amount equal to the least of (i) 5% of the outstanding shares on the last day of the immediately preceding year, (ii) 5,090,496 shares or (iii) such lesser number of shares determined by our board of directors.

Stock options. Incentive and/or nonstatutory stock options may be granted under our 2010 Plan. In general, the term of an option may not exceed 10 years. With respect to stock options granted under the 2010 Plan, the exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. In addition, no incentive stock option may be granted to any employee who at the time of grant owns or is deemed to own more than 10% of our total combined voting power unless the exercise price is at least 110% of the fair market value of our common stock on the date of grant and the incentive stock option is not exercisable after five years from the date of grant. Except as otherwise provided, stock options are exercisable at such time or times and subject to such terms and conditions as shall be determined by the administrator and may be exercised, in whole or in part, at any time after they become exercisable. After the termination of service of an employee, director or consultant, the participant may exercise his or her stock option, to the extent vested as of such date of termination, for a period of three months after the termination date, except that the award is forfeited immediately on a termination for cause. If termination is due to death or disability, the participant or his or her estate may exercise his or her stock option, to the extent vested as of such date of termination, for a period of one year after the termination date.

Stock appreciation rights. Stock appreciation rights may be granted under our 2010 Plan. Stock appreciation rights allow the recipient, upon exercise, to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may only be exercised when the fair market value of the shares exceeds the fair market value of the shares covered by the stock appreciation right on the date of grant. Subject to the provisions of our 2010 Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof. Other specific terms will be set forth in an award agreement. After the termination of service of an employee, director or consultant, the participant may exercise his or her stock appreciation right, to the extent vested as of such date of termination for a period of three months after the termination date, except that the award is forfeited immediately on a termination for cause. If termination is due to death or disability, the participant or his or her estate may exercise his or her stock appreciation right, to the extent vested as of such date of termination, for a period of one year after the termination date.

Restricted stock. Restricted stock may be granted under our 2010 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator, in its sole discretion, may accelerate or waive any or all restrictions. Recipients of restricted stock awards generally will have all the rights of our stockholders, including voting and dividend rights, with respect to such shares. Other specific terms will be set forth in an award agreement.

Performance awards. Performance awards may be granted under our 2010 Plan. Performance awards are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance goals in its discretion, the duration of the award cycle, the number of performance awards to be paid out to participants and any other terms and conditions of the performance award. The administrator may condition vesting or settlement upon the continued service of the participant or upon any other term or condition. After the grant of a performance award, the administrator, in its sole discretion, may accelerate or waive any limitations with respect to such performance awards. At the expiration of the award cycle, the administrator shall evaluate the participant’s continued service, performance in light of the performance goals and any other terms and conditions and determine the performance awards granted to the participant which have vested and been earned.

Restricted stock units. Restricted stock units may be granted under our 2010 Plan. The administrator determines the terms and conditions of restricted stock units including the number of shares to be awarded, the conditions for vesting or lapsing of restrictions and the time or times within which such awards may be subject to forfeiture. The administrator may, prior to grant, condition the vesting of or the lapsing of restrictions upon the attainment of performance goals, the continued service of the participant or upon any other term or condition. The administrator, in its sole discretion, may accelerate or waive any or all restrictions with respect to such restricted stock unit. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both.

Share repurchase rights upon termination of service. Upon termination of employment without cause or as a result of death or disability, we have the right for a period of one year after the termination date of the stock option or stock appreciation right to purchase all or a portion of the award that is vested (or otherwise exercised or for which restrictions have lapsed) and any other of our equity interests, shares or other performance units or interests that are held by the participant for an amount equal to the fair market value of such securities determined as of the termination date. Upon voluntary resignation, we have the same right to repurchase described above for an amount equal to eighty percent (80%) of the fair market value of such securities determined as of the termination date.

Adjustments; corporate transactions. In the event of certain changes in our corporate structure, including a stock split, spin-off, merger, recapitalization or merger, the administrator will make appropriate adjustments to outstanding awards to prevent diminution or enlargement of the benefits or potential benefits available under the 2010 Plan. In the event of certain corporate transactions specified in the plan, including a merger, consolidation, sale of all or substantially all of our assets or a change of control, as defined in the plan, each outstanding award will terminate, subject to any provision that has been made by us through a plan of reorganization or otherwise for the substitution, assumption, settlement or other continuation of the awards.

Amendment or termination. According to its terms, our board of directors has the authority to amend or terminate the 2010 Plan at any time, provided that such amendment does not materially impair the rights under outstanding awards without the award holder’s consent. No amendment can be effective prior to its approval by our stockholders, to the extent that such approval is required by applicable laws and regulations.

401(k) Plan

We have established a tax-qualified Section 401(k) retirement savings plan for all personnel who satisfy certain eligibility requirements. Under this plan, participants may elect to make pre-tax contributions to the plan of up to a certain portion of their current compensation, not to exceed the applicable statutory income tax limitation. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code, such that contributions to the plan, and income earned on those contributions, are not taxable to participants until withdrawn from the plan.

Indemnification of Directors and Executive Officers and Limitations on Liability

Our amended and restated certificate of incorporation limits the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated certificate of incorporation permits us to secure insurance on behalf of any officer, director, employee or other agent for liability arising out of his or her actions in that capacity, regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. In addition, we have entered into agreements to indemnify our directors and executive officers, and other personnel as determined by our board of directors, against expenses and liabilities to the fullest extent permitted by Delaware law. These agreements also provide, subject to certain exceptions, for indemnification for related expenses including, among others, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions of our amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against our directors for breach of their duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or personnel for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described above in the section entitled “Management,” the following is a description of each transaction since January 1, 2009 and each currently proposed transaction in which (i) we have been or are to be a participant, (ii) the amount involved exceeded or will exceed $120,000 and (iii) any of our directors, executive officers, holders of more than 5% of our capital stock, or any member of their immediate families or person sharing their household had or will have a direct or indirect material interest. For purposes of this section, numbers of shares of our common stock have been adjusted for our eight-for-one stock split effected in October 2011; however, numbers of shares of our preferred stock and units of our predecessor limited liability company have not been so adjusted.

Sales of Unregistered Securities

In April 2010, we issued 27,690,024 shares of common stock, 1,695,699 shares of preferred stock and warrants to purchase up to an aggregate of 272,304 shares of common stock to members and warrant holders of Brownstone Publishing, LLC, a Delaware limited liability company and our sole stockholder, in connection with our conversion to a Delaware corporation. In addition, in connection with our conversion, entities affiliated with BV Capital exchanged their interests in AL BV Investment, Inc., which held shares of Brownstone Publishing, LLC, for 4,110,656 shares of common stock and 204,136 shares of Series A preferred stock, and AL BV Investment, Inc. became our wholly-owned subsidiary. The following sets forth information regarding securities sold by Brownstone Publishing, LLC since January 1, 2008 through the date of such conversion and all securities sold by us since such conversion that involved any of our directors, executive officers, holders of more than 5% of our capital stock, or any member of their immediate families or person sharing their household that had or will have a direct or indirect material interest. For purposes of the discussion below, “we” refers to both us and Brownstone Publishing, LLC.

Sales of Preferred Stock

In April, September and October 2010, we issued and sold 370,786 shares of Series C preferred stock at a purchase price of $67.42 per share for aggregate consideration of approximately $25.0 million. In March and May 2011, we issued and sold an aggregate of 848,210 shares of Series D preferred stock at a purchase price of $70.74 per share for aggregate consideration of approximately $60.0 million. Each of these transactions involved both new and pre-existing investors. We believe that the terms obtained and consideration received in connection with each of the Series C and Series D financings are comparable to terms available and the amounts we would have received in arm’s-length transactions.

The following table summarizes the shares of preferred stock purchased by our executive officers, directors and holders of more than 5% of our capital stock in connection with each of the Series C and Series D financings. The terms of these purchases were the same as those made available to unaffiliated purchasers.

Purchasers	Series C Preferred Stock	Series D Preferred Stock
Battery Ventures VIII, L.P.(1)	29,663	—
T. Rowe Price Associates, Inc.(2)	200,224	401,490

(1)	Roger H. Lee, an affiliate of Battery Ventures VIII, L.P., is one of our directors.
(2)	Consists of (a) 185,013 shares of Series D preferred stock and 188,700 shares of Series C preferred stock purchased by T. Rowe Price New Horizons Fund, Inc., (b) 12,100 shares of Series D preferred stock and 11,124 shares of Series C preferred stock purchased by T. Rowe Price New Horizons Trust, (c) 493 shares of Series D preferred stock and 400 shares of Series C preferred stock purchased by T. Rowe Price U.S. Equities Trust, (d) 37,393 shares of Series D preferred stock purchased by T. Rowe Price Global Technology Fund, Inc., (e) 135,483 shares of Series D preferred stock purchased by T. Rowe Price Science & Technology Fund, Inc., (f) 9,277 shares of Series D preferred stock purchased by TD Mutual Funds – TD Science and Technology Fund, (g) 11,979 shares of Series D preferred stock purchased by VALIC Company I – Science and Technology Fund and (h) 9,752 shares of Series D preferred stock purchased by John Hancock Variable Insurance Trust – Science and Technology Trust (formerly known as John Hancock Trust – Science and Technology Trust).

Each share of our preferred stock converted into eight shares of our common stock upon the closing of our initial public offering. The purchasers of shares of our preferred stock are entitled to certain registration rights with respect to the common stock issued upon conversion of their preferred stock. See “Description of Capital Stock—Registration Rights.”

Sale of Common Stock to Mark Britto

In November 2011, one of our directors, Mark Britto, purchased 19,230 shares of our common stock from us, concurrent with the consummation of our initial public offering, at the initial public offering price of $13.00 per share.

Investor Rights Agreement

We are party to an amended and restated investor rights agreement which provides that certain of our investors, including entities with which certain of our directors are affiliated, are entitled to registration rights with respect to the common stock issued or issuable upon conversion of our preferred stock. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

We have entered, or will enter, into an indemnification agreement with each of our directors and executive officers. The indemnification agreements and our amended and restated certificate of incorporation require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See “Executive Compensation—Indemnification of Directors and Executive Officers and Limitations on Liability.”

Repurchase of Common and Preferred Stock

In December 2010 as well as April and June 2011, we repurchased 2,814,968 shares of common stock for a total of $23.7 million. Prior to the repurchase, 14,096 shares of Series B preferred stock and 29,663 shares of Series C preferred stock were converted into common stock for the repurchase. The following table summarizes the shares of common and preferred stock repurchased from our executive officers, directors and holders of more than 5% of our capital stock.

Sellers	Shares of Common Stock Repurchased	Aggregate Repurchase Price
TRI Investments, LLC(1)	805,792	$6,849,232
Entities affiliated with Battery Ventures(2)	350,072	2,975,612
William S. Oesterle	316,984	2,660,050
City Investment Group, LLC(3)	250,872	2,132,412
Michael M. Holt	255,656	2,098,718
Scott A. Brenton(4)	235,360	2,000,560
Angela R. Hicks Bowman	128,032	1,038,197
Cardinal Ventures, LLC(5)	74,648	634,508
Gary W. Rush	63,392	489,106

(1)	John H. Chuang and Steven M. Kapner, both affiliates of TRI Investments, LLC, are our directors.
(2)	Consists of 14,096 shares of Series B preferred stock held by Battery Ventures VIII (AIV III), L.P. and 29,663 shares of Series C preferred stock held by Battery Ventures VIII, L.P. that were converted into common stock and then repurchased by us. Roger H. Lee, an affiliate of Battery Ventures, is one of our directors.
(3)	John W. Biddinger, an affiliate of City Investment Group, LLC, is one of our directors.
(4)	Scott A. Brenton was our Chief Operating Officer at the time. As disclosed in the 8-K filed with the SEC on April 12, 2012, Mr. Brenton resigned as Chief Operating Officer on April 11, 2012, effective April 30, 2012.
(5)	John F. Ackerman, an affiliate of Cardinal Ventures, LLC, was one of our directors at the time.

Office Leases

Our headquarters are located in office buildings owned by a partnership, Henry Amalgamated, LLC. The owners of the partnership are William S. Oesterle, our Chief Executive Officer, who has a 70% interest in the partnership, and a business partner, who has a 30% interest in the partnership. We paid $0.6 million in 2009, $0.7 million in 2010 and $0.9 million in 2011 in rent and related costs (including rent for parking lots adjacent to the office buildings) to this partnership under various leases that expire on various dates from 2012 to 2014. The dollar value of Mr. Oesterle’s interest in these lease payments was $0.6 million in 2011.

In October 2011, we entered into an agreement with the City of Indianapolis pursuant to which the City has agreed to provide up to $11.1 million in funding and tax credits to support redevelopment and infrastructure improvements in and around our headquarters. Because Henry Amalgamated historically has maintained ownership of the Company’s headquarters properties and the Company has not been a property owner, a portion of the City’s funding has been and will be used by Henry Amalgamated to purchase and improve buildings around our headquarters.

Vendor Relationship

In February 2009, we entered into a relationship with Millennial Services LLC, which provides email and transcription services for us. Logan R. Rush, an immediate family member of Gary W. Rush, one of our officers at the time, is the President and primary owner of Millennial Services LLC. We paid $163,000 and $474,000 in 2010 and 2011, respectively, to Millennial Services LLC. We are invoiced for services provided and no formal contract exists between the parties.

Secondary Transfer by Chief Executive Officer

In October 2011, one of our directors, Mark Britto, agreed to purchase 26,344 shares of common stock from our chief executive officer, William S. Oesterle, at $9.49 per share. Our participation in this transaction is limited to the waiver of our right of first refusal with respect to the shares being sold.

Participation in our Follow-on Offering

Mark Britto and Michael S. Maurer, two of our directors, and TRI Investments, LLC, a greater than 5% stockholder and affiliate of one of our directors, have indicated an interest in purchasing up to $500,000, $500,000 and $3,000,000, respectively, of our common stock in this offering at the offering price. Because these indications of interest are not binding agreements or commitments to purchase, these persons may elect not to purchase shares in this offering. The underwriters will receive the same discount from any shares of our common stock purchased by such persons as they will from any other shares of our common stock sold to the public in this offering. Any shares sold to these persons will be subject to the lock-up agreements described under “Shares Eligible for Future Sale—Lock-up Agreements.”

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related party transaction policy setting forth the policies and procedures for the review and approval or ratification of related party transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant and a related party had or will have a direct or indirect material interest, as determined by the audit committee of our board of directors, including, without limitation, purchases of goods or services by or from the related party or entities in which the related party has a material interest, and indebtedness, guarantees of indebtedness or employment by us of a related party.

The related party transactions entered into prior to September 2011 described in this section occurred prior to adoption of this policy and as such, these transactions were not subject to the approval and review procedures set forth in the policy. However, these transactions were reviewed and approved by our board of directors and all transactions entered into after September 2011 were approved pursuant to the policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2012 for:

•	each person whom we know to own beneficially more than 5% of our common stock;

•	our directors and named executive officers individually;

•	all of our directors and executive officers as a group; and

•	the selling stockholders, which consist of the entities and individuals shown as having shares listed in the column “Shares Being Offered.”

In accordance with the rules of the SEC, beneficial ownership includes sole or shared voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of the determination date, which in the case of the following table is March 31, 2012. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 57,055,281 shares of our common stock issued and outstanding on March 31, 2012. Unless otherwise indicated, the address for each listed stockholder is: c/o Angie’s List, Inc., 1030 E. Washington Street, Indianapolis, IN 46202. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Beneficial Ownership Prior to the Offering(1)		Shares Being Offered	Beneficial Ownership After the Offering(2)
Name and Address of Beneficial Owner	Number	Percent (%)		Number	Percent (%)
Greater than 5% Stockholders:
TRI Investments, LLC(3)	11,388,000	20.0	—	11,388,000	20.0
Battery Ventures VIII (AIV III), L.P.(4)	8,575,512	15.0	4,075,742	4,499,770	7.9
T. Rowe Price Associates, Inc.(5)	6,966,860	12.2	—	6,966,860	12.2
Entities affiliated with BV Capital(6)	5,169,368	9.1	2,584,685	2,584,683	4.5
Capital Research Global Investors(7)	3,902,618	6.8	—	3,902,618	6.8
Directors and Named Executive Officers:
William S. Oesterle(8)	3,524,006	6.2	292,726	3,231,280	5.7
Robert R. Millard(9)	127,050	*	—	127,050	*
Charles Hundt(10)	6,600	*	—	6,600	*
Manu Thapar	—	—	—	—	—
Michael D. Rutz(11)	6,600	*	—	6,600	*
Angela R. Hicks Bowman	836,672	1.5	35,920	800,752	1.4
John W. Biddinger(12)	523,704	*	167,072	356,632	*
Mark Britto(13)	82,198	*	—	82,198	*
John H. Chuang(3)	11,388,000	20.0	—	11,388,000	20.0
Steven M. Kapner(3)	11,388,000	20.0	—	11,388,000	20.0
Keith J. Krach(14)	254,100	*	—	254,100	*
Roger H. Lee(4)	8,575,512	15.0	4,075,742	4,499,770	7.9
Michael S. Maurer(15)	1,471	*	—	1,471	*
Directors and Officers as a Group (13 persons)(16)	26,625,767	46.3	4,637,661	21,988,106	38.2
Other Selling Stockholders:
Scott A. Brenton(17)	600,000	1.1	417,681	182,319	*
Lighthouse Capital Partners VI, L.P.(18)	487,472	*	407,215	80,257	*
OSON V.I., LLC(19)	226,192	*	188,952	37,240	*
Prism Mezzanine Fund SBIC, L.P.(20)	223,520	*	186,720	36,800	*
City Investment Group, LLC(21)	400,000	*	167,072	232,928	*
Michael M. Holt(22)	1,306,454	2.3	66,201	1,240,253	2.2
AL I Co-Invest LLC(23)	20,960	*	17,509	3,451	*

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.
(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.
(2)	Assumes no exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”
(3)	Based on information set forth in the Schedule 13G filed with the SEC on February 14, 2012, TRI Investments LLC is the record owner of 11,388,000 shares of our common stock. TRI Ventures, Inc., as the managing member of TRI Investments LLC, may be deemed to beneficially own such shares. Mr. Chuang and Mr. Kapner, two of our directors, are Chief Executive Officer and Managing Director, respectively, of TRI Ventures, Inc., the parent company of TRI Investments, LLC and, therefore, may be deemed to share voting and dispositive power over the shares held by this entity. Mr. Chuang and Mr. Kapner disclaim beneficial ownership with respect to shares beneficially owned by TRI Investments LLC, except to the extent of their pecuniary interests therein. The address for TRI Investments LLC is 711 Boylston Avenue, Boston, MA 02116. TRI Investments, LLC has indicated an interest in purchasing up to $3,000,000 of our common stock in this offering at the offering price. Because this indication of interest is not a binding agreement or commitment to purchase, TRI Investments, LLC may elect not to purchase shares in this offering. The underwriters will receive the same discount from any shares of our common stock purchased by such persons as they will from any other shares of our common stock sold to the public in this offering. However, if any shares are purchased by TRI Investments, LLC, the number of shares of common stock beneficially owned after this offering and the percentage of common stock beneficially owned after this offering will differ from that set forth in the table above. If TRI Investments, LLC were to purchase all of these shares at an assumed public offering price of $14.22 per share, it would beneficially own 11,598,970 shares, or 20.3%, of our outstanding common stock after this offering.

(4)	Based on information set forth in the Schedule 13G filed with the SEC on February 14, 2012, Battery Ventures VIII (AIV III), L.P. (“BV8 AIV”) is the record owner of 8,575,512 shares of our common stock, except that Battery Partners VIII (AIV III), LLC (“BP8 AIV LLC”), the general partner of BV8 AIV may be deemed to have sole voting and dispositive power over these shares; Neeraj Agrawal, a managing member of BP8 AIV LLC, may be deemed to have shared voting and dispositive power over these shares; Michael Brown, a managing member of BP8 AIV LLC, may be deemed to have shared voting and dispositive power over these share; Thomas J. Crotty, a managing member of BP8 AIV LLC, may be deemed to have shared voting and dispositive power over these share; Sunil Dhaliwal, a managing member of BP8 AIV LLC, may be deemed to have shared voting and dispositive power over these share; Richard D. Frisbie, a managing member of BP8 AIV LLC, may be deemed to have shared voting and dispositive power over these share; Kenneth P. Lawler, a managing member of BP8 AIV LLC, may be deemed to have shared voting and dispositive power over these share; Roger H. Lee, one of our directors and a managing member of BP8 AIV LLC, may be deemed to have shared voting and dispositive power over these share; R. David Tabors, a managing member of BP8 AIV LLC, may be deemed to have shared voting and dispositive power over these share; and Scott R. Tobin, a managing member of BP8 AIV LLC, may be deemed to have shared voting and dispositive power over these share. Each of Messrs. Agrawal, Brown, Crotty, Dhaliwal, Frisbie, Lawler, Lee, Tabors and Tobin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. BV8 AIV is an affiliate of a registered broker dealer. BV8 AIV has certified that it has purchased the shares being offered by it in the ordinary course of business, and at the time of purchase of such shares, it had no agreements or understandings, directly or indirectly, with any person to distribute such shares. The address of Battery Ventures is 930 Winter Street, Suite 2500, Waltham, MA 02451.
(5)	Based on information set forth in the Schedule 13G/A filed with the SEC on February 14, 2012, T. Rowe Price Associates, Inc. (“TRPA”) has sole voting power with respect to 856,168 of such shares and sole dispositive power with respect to 6,966,860 of such shares and T. Rowe Price New Horizons Fund, Inc. has sole voting power with respect to 3,741,352 of such shares. TRPA is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. The address for T. Rowe Price Associates, Inc. is 100 East Pratt Street, Baltimore, MD 21202.
(6)	Based on information set forth in the Schedule 13G filed with the SEC on February 14, 2012, this includes (i) 2,702,584 shares held by BV Capital GMBH & Co Beteiligungs KG No. 1 (“BV KG”), (ii) 2,059,920 shares held by BV Capital Fund II, L.P. (“BV II”) and (iii) 406,864 shares held by BV Capital Fund II-A, L.P. (“BV II-A”). The general partner of BV II and BV II-A is BV Capital GP II, LLC (“BV GPII”). As such, BV GP II has voting and investment control over the shares owned by BV II and BV II-A, and may be deemed to own beneficially the shares held by BV II and BV II-A. BV GP II owns none of our securities directly. BV Capital Management, LLC (“BV Management”) serves as the Managing Limited Partner of BV KG. As such, BV Management has voting and investment control over the shares owned by BV KG, and may be deemed to own beneficially the shares held by BV KG. BV Management owns none of our securities directly. The address for the BV Capital funds is 600 Montgomery Street, 43rd Floor, San Francisco, CA 94111.
(7)	Based on information set forth in the Schedule 13G filed with the SEC on February 14, 2012, Capital Research Global Investors is the record owner of 3,902,618 shares of our common stock. The address for Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.
(8)	Includes stock options to purchase 19,822 shares of our common stock exercisable within 60 days of March 31, 2012.
(9)	Consists solely of stock options to purchase 127,050 shares of our common stock exercisable within 60 days of March 31, 2012.
(10)	Consists solely of stock options to purchase 6,600 shares of our common stock exercisable within 60 days of March 31, 2012.
(11)	Consists solely of stock options to purchase 6,600 shares of our common stock exercisable within 60 days of March 31, 2012.
(12)	Includes (i) 93,704 shares held by Mr. Biddinger, (ii) 400,000 shares held by City Investment Group, LLC and (iii) stock options to purchase 30,000 shares of our common stock exercisable within 60 days of March 31, 2012. Mr. Biddinger, a member of our board of directors, is Managing Director of City Investment Group, LLC, and therefore may be deemed to share voting and dispositive power over the shares held by this entity. Mr. Biddinger disclaims beneficial ownership with respect to shares beneficially owned by this entity, except to the extent of his pecuniary interest therein. The address for City Investment Group, LLC is 30 South Meridian Street, Suite 600, Indianapolis, IN 46204.
(13)

Includes stock options to purchase 16,624 shares of our common stock exercisable within 60 days of March 31, 2012. Mark Britto has indicated an interest in purchasing up to $500,000 of our common stock in this offering at the offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Mr. Britto may elect not to purchase shares in this offering. The underwriters will receive the same discount from any shares of our common stock purchased by such persons as they will from any other shares of our common stock sold to the public in this offering.

However, if any shares are purchased by Mr. Britto, the number of shares of common stock beneficially owned after this offering and the percentage of common stock beneficially owned after this offering will differ from that set forth in the table above. If Mr. Britto were to purchase all of these shares at an assumed public offering price of $14.22 per share, he would beneficially own 117,360 shares, or 0.2%, of our outstanding common stock after this offering.
(14)	Consists solely of stock options to purchase 254,100 shares of our common stock exercisable within 60 days of March 31, 2012.
(15)	Consists solely of stock options to purchase 1,471 shares of our common stock exercisable within 60 days of March 31, 2012. Michael S. Maurer has indicated an interest in purchasing up to $500,000 of our common stock in this offering at the offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Mr. Maurer may elect not to purchase shares in this offering. The underwriters will receive the same discount from any shares of our common stock purchased by such persons as they will from any other shares of our common stock sold to the public in this offering. However, if any shares are purchased by Mr. Maurer, the number of shares of common stock beneficially owned after this offering and the percentage of common stock beneficially owned after this offering will differ from that set forth in the table above. If Mr. Maurer were to purchase all of these shares at an assumed public offering price of $14.22 per share, he would beneficially own 36,633 shares, or 0.1%, of our outstanding common stock after this offering.
(16)	Includes stock options to purchase 455,667 shares of our common stock exercisable within 60 days of March 31, 2012.
(17)	Mr. Brenton is our former Chief Operating Officer. The address for Mr. Brenton is 5725 Washington Boulevard, Indianapolis, IN 46220.
(18)	The sole general partner of Lighthouse Capital Partners VI, L.P. is Lighthouse Management Partners VI, L.L.C. The Managing Directors of Lighthouse Management Partners VI, L.L.C. are Cristy Barnes, Ryan Turner, Jeff Griffor, Ned Hazen and Gwill York, who share voting power and investment control of the shares held by Lighthouse Capital Partners VI, L.P. Each of Messrs. Turner, Griffor and Hazen and Mses. Barnes and York disclaims beneficial ownership of these shares, except to the extent of his or her pecuniary interest therein. Lighthouse Capital Partners VI, L.P. was our lender under our prior term loan, under which we could borrow up to $18.0 million. In connection with this loan agreement, we issued a warrant exercisable for 272,304 shares of our common stock to Lighthouse Capital Partners VI, L.P., which was net exercised for 120,096 shares of common stock in March 2012. We repaid the outstanding balance under this term loan in August 2011. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Obligations—Prior Debt Obligations.” The address for Lighthouse Capital Partners VI, L.P. is 3555 Alameda de las Pulgas, Suite 200, Menlo Park, CA 94025, Attn: Contracts Administration.
(19)	Dale LeFebvre, as Managing Partner, has voting power and investment control of the shares held by this entity. The address for OSON V.I., LLC is 2710 Foxhall Road, NW, Washington, DC 20007.
(20)	Robert Finkel, as Managing Partner, and Stephen J. Vivian, William Harlan and Blaine Crissman, each as Partner, share voting power and investment control of the shares held by Prism Mezzanine Fund SBIC, L.P. Each of Messrs. Finkel, Vivian, Harlan and Crissman disclaims his beneficial ownership of these shares, except to the extent of his pecuniary interest therein. In November 2008, Prism Mezzanine Fund SBIC, L.P. purchased a senior unsecured subordinated note from us in the principal amount of $6.0 million, which we repaid in August 2011. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Obligations—Prior Debt Obligations.” The address for Prism Mezzanine Fund SBIC, L.P. is 444 North Michigan Avenue, Suite 1910, Chicago, IL 60611.
(21)	City Investment Group, LLC is a subsidiary of City Financial Corporation. Michael Bosway, as President and Chief Executive Officer of City Financial Corporation, has sole voting power and investment control of the shares held by City Investment Group, LLC. John W. Biddinger, one of our directors, is also a Managing Director of City Investment Group, LLC. City Financial Corporation is an affiliate of a registered broker dealer. Mr. Bosway has certified that City Investment Group, LLC purchased the shares being offered by it in the ordinary course of business, and at the time of purchase of such shares, it had no agreements or understandings, directly or indirectly, with any person to distribute such shares. The address for City Investment Group, LLC is 30 South Meridian Street, Suite 600, Indianapolis, IN 46204.
(22)	Mr. Holt is our Executive Vice President.
(23)	David R. Guttman has sole voting power and investment control of the shares held by AL I Co-Invest LLC. Mr. Guttman disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. In October 2009, AL I Co-Invest LLC purchased approximately $515,000 of our debt that we had previously issued to Prism Mezzanine Fund SBIC, L.P. in November 2008. We repaid this debt in August 2011. The address for AL I Co-Invest LLC is 444 North Michigan Avenue, Suite 1910, Chicago, IL 60611.

DESCRIPTION OF CAPITAL STOCK

General

Our amended and restated certificate of incorporation authorizes us to issue up to 300,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001, all of which preferred stock will be undesignated.

As of March 31, 2012 we had issued and outstanding:

•	57,055,281 shares of common stock held by approximately 54 stockholders of record;

•	88,240 shares of common stock issuable upon exercise of a warrant at an exercise price of $8.50 per share; and

•	2,850,358 shares of common stock issuable upon exercise of outstanding stock options.

The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws and applicable law. Copies of these documents have been filed with the SEC as exhibits to our registration statement relating to our initial public offering.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We never have declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after the offering or in the foreseeable future.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. No shares of preferred stock are outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of March 31, 2012, there was one warrant outstanding exercisable for 88,240 shares of common stock at an exercise price of $8.50 per share. It may be exercised at any time prior to its termination date of August 31, 2018 and will be automatically exercised if not exercised prior to the termination date and the fair market value of our common stock is greater than the exercise price. The warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. The holder of the shares issuable upon exercise of the warrant is entitled to registration rights with respect to such shares as described in greater detail under the caption “Registration Rights.”

Registration Rights

Certain holders of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Amended and Restated Investors’ Rights Agreement, dated as of March 15, 2011, and are described in additional detail below. These registration rights will expire five years following the completion of our initial public offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption during any three month period without volume limitations. We will pay the registration expenses (other than underwriting discounts and selling commissions) of the holders of the shares registered pursuant to the registrations describe below. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, holders of approximately 38,357,021 shares, or 67.2%, of our common stock after giving effect to this offering, not including any shares purchased by Mark Britto, Michael S. Maurer and TRI Investments, LLC as described under “Underwriting,” have agreed not to exercise their registration rights for a period of 90 days after the date of this prospectus, subject to certain terms and conditions. See section entitled “Underwriting.” However, if this offering is not consummated by June 15, 2012, the stockholders will be released from this agreement.

Demand Registration Rights

The holders of approximately 38,357,021 shares, or 67.2%, of our common stock after giving effect to this offering, not including any shares purchased by Mark Britto, Michael S. Maurer and TRI Investments, LLC as described under “Underwriting,” and 2,938,598 shares of common stock issuable upon the exercise of outstanding options and warrants as of March 31, 2012 or their transferees will be entitled to certain demand registration rights. The holders of at least 30% of these shares can request that we register all or a portion of their shares. The request for registration must cover at least that number of shares with an anticipated gross offering price of at least $25.0 million. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of up to 60 days. Additionally, we will not be required to effect a demand registration during the period beginning with the date of filing of and ending 180 days following the effectiveness of a registration statement initiated by us (i) if we have effected two demand registrations and they have been declared or ordered effective or (ii) if such shares to be registered can be immediately registered on Form S-3 pursuant to the description below under “S-3 Registration Rights.”

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act in connection with the public offering of such securities, the holders of approximately 38,357,021 shares, or 67.2%, of our common stock after giving effect to this offering, not including any shares purchased by Mark Britto, Michael S. Maurer and TRI Investments, LLC as described under “Underwriting,” and 2,938,598 shares of common stock issuable upon the exercise of outstanding options and warrants as of March 31, 2012 or their transferees will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration related to a company or subsidiary stock option, stock purchase or similar plan, (ii) a registration related to the exchange of securities in certain corporate reorganizations or certain other transactions, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the shares entitled to registration rights and (iv) a registration of common stock issuable upon conversion of debt securities also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

S-3 Registration Rights

The holders of approximately 38,357,021 shares, or 67.2%, of our common stock after giving effect to this offering, not including any shares purchased by Mark Britto, Michael S. Maurer and TRI Investments, LLC as described under “Underwriting,” and 2,938,598 shares of common stock issuable upon the exercise of outstanding options and warrants as of March 31, 2012 or their transferees will be entitled to request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price, net of underwriting discounts and selling commissions, of at least $5.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we are not required to effect a registration on Form S-3 during the period beginning with the date of filing of and ending 90 days following the effectiveness of a registration statement initiated by us or if we have effected two registrations on Form S-3 in a given 12-month period. Additionally, if we determine that it would be materially detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of up to 60 days.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

Section 203 of the General Corporation Law of the State of Delaware

We are subject to the “business combination” provisions of Section 203 of the DGCL. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws provide the following defensive measures:

•

our board of directors shall be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms;

•	our stockholders do not have cumulative voting rights and, therefore, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors;

•	our board of directors may issue shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;

•	our directors may be removed by stockholders only for cause, and only our board of directors may fill vacancies created by expansion of our board or the resignation, death or removal of a director;

•

subject to the rights of holders of any series of preferred stock then outstanding, all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only a majority of our board of directors, the Chairman of our board of directors, our Chief Executive Officer, President and our Secretary may call a special meeting of stockholders;

•	our stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting; and

•

subject to the rights of holders of any series of preferred stock then outstanding, a 66  2/3% stockholder vote is required for the rescission, alteration, amendment or repeal of the foregoing provisions of our amended and restated certificate of incorporation or our amended and restated bylaws by stockholders, and our board of directors may amend the bylaws by majority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the 66   2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. They are intended to enhance our long-term value to our stockholders by increasing the likelihood of continued stability in the composition of our board of directors and its policies and discouraging certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “ANGI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “Non-U.S. Holder,” other than a Non-U.S. Holder that owns, or has owned, actually or constructively, more than 5% of our common stock. A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	nonresident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

A “Non-U.S. Holder” does not include a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition of our common stock. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a Non-U.S. Holder in light of its particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be taxed in the same manner as a U.S. person, except that the Non-U.S. Holder will generally be required to provide a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding tax. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding FATCA withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (subject to an applicable income tax treaty providing otherwise), or

•

we are or have been a United States real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If a Non-U.S. Holder is engaged in a trade or business in the United States and gain recognized by the Non-U.S. Holder on a sale or other disposition of our common stock is effectively connected with a conduct of such trade or business, the Non-U.S. Holder will generally be taxed in the same manner as a U.S. person, subject to an applicable income tax treaty providing otherwise. Such Non-U.S. Holders are urged to consult their own tax advisors with respect to the U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or lower treaty rate).

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends on our common stock. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S person, information returns may be filed with the Internal Revenue Service in connection with the proceeds from a sale or other disposition of our common stock and the Non-U.S. Holder may be subject to U.S. backup withholding on dividend payments on our common stock or on the proceeds from a sale or other disposition of our common stock. The Non-U.S. Holder’s provision of a properly completed Internal Revenue Service Form W-8BEN certifying its non-U.S. status will satisfy the certification requirements necessary to avoid backup withholding. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

FATCA Withholding

Legislation enacted in 2010 generally imposes withholding at a rate of 30% on payments to certain foreign entities (including financial intermediaries) of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. Under certain transition rules, the withholding would apply to dividends paid on our common stock after December 31, 2013, and on gross proceeds from sales or other dispositions of our common stock after December 31, 2014. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 57,055,281 shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of any options and warrants outstanding as of March 31, 2012. As of the lock-up termination date of May 15, 2012 with respect to our initial public offering, all of these shares will be freely transferable without restriction or registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, and as set forth in the following sentence. Subject to certain exceptions described under the caption “Underwriting,” in connection with this offering, we, our directors and executive officers and the selling stockholders, who hold in aggregate approximately 24,457,189 shares, or 42.9%, of our common stock after giving effect to this offering, not including any shares purchased by Mark Britto, Michael S. Maurer and TRI Investments, LLC as described under “Underwriting,” have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of our common stock without permission of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 90 days from the date of this prospectus. When the lock-up period expires, we and our locked-up stockholders will be able to sell our shares in the public market, subject to prior registration or qualification for an exemption from registration including, the case of shares held by affiliates, compliance with the volume limitation, manner of sale and notice provisions of Rule 144. However, if this offering is not consummated by June 15, 2012, this lock-up will be released.

Rule 144

In general, under Rule 144 as currently in effect, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period beginning 90 days after the date of this prospectus a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly reported volume of trading of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. A non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

Rule 701 under the Securities Act generally allows a stockholder who purchased shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement prior to the effective date of our initial public offering, and who is not deemed to have been our “affiliate” during the immediately preceding 90 days, to sell these shares in reliance upon Rule 144, but without having to comply with the public information, holding period, volume limitation, manner of sale or notice provisions of Rule 144. Rule 701 also permits our “affiliates” to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. The shares that may be sold in compliance with Rule 701 that are subject to lock-up agreements as described above and under the section titled “Underwriters” below will not become eligible for sale until expiration or waiver of the restrictions set forth in those agreements.

Registration Rights

The holders of approximately 38,357,021 shares, or 67.2%, of our common stock after giving effect to this offering, not including any shares purchased by Mark Britto, Michael S. Maurer and TRI Investments, LLC as described under “Underwriting,” and 2,938,598 shares of common stock issuable upon the exercise of outstanding options and warrants as of March 31, 2012 or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our “affiliates.” See “Description of Capital Stock—Registration Rights.”

Stock Options

On November 23, 2011 and March 15, 2012, we filed registration statements on Form S-8 under the Securities Act covering an aggregate of 6,784,827 shares of common stock subject to outstanding options or issuable pursuant to our equity plans. These shares are available for sale in the open market, subject to Rule 144 volume limitation, manner of sale and notice provisions applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

As of the lock-up termination date of May 15, 2012 with respect to our initial public offering, all shares of our common stock will be freely transferable without restriction or registration under the Securities Act, subject to the restrictions in Rule 144 under the Securities Act except as set forth in the following sentence. In connection with this offering, our directors and executive officers and the selling stockholders, who will hold an aggregate of approximately 24,457,189 shares, or 42.9%, of our common stock after giving effect to this offering, not including any shares purchased by Mark Britto, Michael S. Maurer and TRI Investments, LLC as described under “Underwriting,” have agreed, subject to limited exceptions described under the heading “Underwriting,” not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned convertible into or exercisable or exchangeable for common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 90 days after the date of this prospectus, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. However, if this offering is not consummated by June 15, 2012, this lock-up will be released.

The 90-day restricted period described above is subject to extension such that, in the event that either (i) during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material new or material event.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Stifel, Nicolaus & Company, Incorporated
Allen & Company LLC
RBC Capital Markets, LLC
Janney Montgomery Scott LLC
Oppenheimer & Co. Inc.
Code Advisors LLC
Wells Fargo Securities, LLC
ThinkEquity LLC

Total	8,440,423

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $0.7 million and are payable by us and the selling stockholders.

Option to Purchase Additional Shares

We and certain selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,266,063 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Indications of Interest

Mark Britto and Michael S. Maurer, two of our directors, TRI Investments, LLC, a greater than 5% stockholder and affiliate of one of our directors, have indicated an interest in purchasing up to $500,000, $500,000 and $3,000,000, respectively, of our common stock in this offering at the offering price. Because these indications of interest are not binding agreements or commitments to purchase, these persons may elect not to purchase shares in this offering. The underwriters will receive the same discount from any shares of our common stock purchased by such persons as they will from any other shares of our common stock sold to the public in this offering. Any shares sold to these persons will be subject to the lock-up agreements described under “Shares Eligible for Future Sale—Lock-up Agreements.”

No Sales of Similar Securities

We, our directors and executive officers and the selling stockholders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “ANGI.”

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall require the company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representative has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

The company, the representative and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, Menlo Park, California. Latham & Watkins LLP, Menlo Park, California, is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements of Angie’s List, Inc. at December 31, 2010 and 2011, and for each of the three years in the period ended December 31, 2011, appearing in the prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We electronically file our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, with the SEC. Any materials that we file with the Securities and Exchange Commission, including a copy of the registration statement and exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov. You may obtain a free copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports with the SEC on our website at www.AngiesList.com. Our website and the information contained on or accessible through our website shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC, as described in the preceding paragraph.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Angie’s List, Inc.

We have audited the accompanying consolidated balance sheets of Angie’s List, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ and members’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Angie’s List, Inc. as of December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Indianapolis, Indiana

March 15, 2012

Angie’s List, Inc.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,
	2010	2011
Assets
Cash and cash equivalents	$9,209	$88,607
Restricted cash	300	300
Accounts receivable, net of allowance for doubtful accounts of $241 and $535 at December 31, 2010 and 2011	2,662	3,937
Related-party receivable	64	—
Prepaid expenses and other current assets	5,703	11,835

Total current assets	17,938	104,679

Property and equipment, net	1,677	3,883
Goodwill	415	415
Amortizable intangible assets, net	1,145	1,555
Deferred financing fees, net	1,426	866

Total assets	$22,601	$111,398

Liabilities and stockholders’ equity (deficit)
Accounts payable	$3,177	$5,266
Accrued liabilities	6,036	10,532
Deferred membership revenue	11,648	17,153
Deferred advertising revenue	8,188	13,643
Current maturities of long-term debt	7,267	—

Total current liabilities	36,316	46,594

Long-term debt, including accrued interest	16,463	14,820
Deferred membership revenue, noncurrent	3,164	3,751
Deferred advertising revenue, noncurrent	261	239
Deferred income taxes	154	158

Total liabilities	56,358	65,562

Commitments and contingencies (Note 8)

Stockholders’ equity (deficit):
Convertible preferred stock, $0.001 par value: 2,789,719 shares authorized, 2,270,621 shares issued and 2,066,485 shares outstanding at December 31, 2010; no shares authorized, issued or outstanding at December 31, 2011	2	—
Preferred stock, $0.001 par value: 10,000,000 shares authorized, no shares issued or outstanding at December 31, 2011; no shares authorized, issued or outstanding at December 31, 2010	—	—
Common stock, $0.001 par value: 300,000,000 shares authorized, 65,491,897 and 32,953,008 shares issued and 56,933,185 and 28,245,600 shares outstanding at December 31, 2011 and December 31, 2010, respectively	33	65
Additional paid-in-capital	85,453	235,950
Treasury stock, at cost: 8,558,712 shares of common stock at December 31, 2011; 4,349,592 shares of common stock and 204,136 shares of convertible preferred stock at December 31, 2010	(1,822)	(23,719)
Accumulated deficit	(117,423)	(166,460)

Total stockholders’ equity (deficit)	(33,757)	45,836

Total liabilities and stockholders’ equity (deficit)	$22,601	$111,398

See accompanying notes.

Angie’s List, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended December 31,
	2009	2010	2011
Revenue
Membership	$20,434	$25,149	$33,815
Service provider	25,166	33,890	56,228

Total revenue	45,600	59,039	90,043

Operating expenses
Operations and support	11,654	12,464	16,417
Selling	12,671	16,892	33,815
Marketing	16,114	30,237	56,122
Technology	5,062	6,270	9,109
General and administrative	8,699	16,302	18,740

Operating loss	(8,600)	(23,126)	(44,160)
Interest expense	3,381	3,966	3,004
Loss on debt extinguishment	—	—	1,830

Loss before income taxes	(11,981)	(27,092)	(48,994)
Income tax expense	—	154	43

Net loss	$(11,981)	$(27,246)	$(49,037)

Net loss per common share—basic and diluted	$(0.45)	$(0.99)	$(1.60)

Weighted average number of common shares outstanding—basic and diluted	26,666,918	27,603,927	30,655,532

See accompanying notes.

Angie’s List, Inc.

Consolidated Statements of Stockholders’ and Members’ Equity (Deficit)

(in thousands)

	Member Contributions	Convertible Preferred Stock	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Total Equity/ (Deficit)
Balance at December 31, 2008	$53,518	$—	$—	$—	$—	$(78,196)	$(24,678)
Net loss	—	—	—	—	—	(11,981)	(11,981)
Class B vesting	76	—	—	—	—	—	76
Issuance of warrants	315	—	—	—	—	—	315

Balance at December 31, 2009	$53,909	$—	$—	$—	$—	$(90,177)	$(36,268)
Reorganization (Note 1)	(53,942)	2	33	53,907	—	—	—
Net loss	—	—	—	—	—	(27,246)	(27,246)
Sale of preferred stock, net of costs	—	—	—	23,875	—	—	23,875
Distribution to stockholders	(60)	—	—	(36)	—	—	(96)
Repurchase of stock	—	—	—	—	(1,822)	—	(1,822)
Stock-based compensation	93	—	—	6,633	—	—	6,726
Issuance of warrants	—	—	—	1,074	—	—	1,074

Balance at December 31, 2010	$—	$2	$33	$85,453	$(1,822)	$(117,423)	$(33,757)
Net loss	—	—	—	—	—	(49,037)	(49,037)
Sale of preferred stock, net of costs	—	1	—	57,922	—	—	57,923
Preferred stock conversion	—	(3)	3	—	—	—	—
Issuance of common stock, net of costs	—	—	29	88,536	—	—	88,565
Repurchase of stock	—	—	—	—	(21,897)	—	(21,897)
Stock-based compensation	—	—	—	3,842	—	—	3,842
Issuance of warrants	—	—	—	197	—	—	197

Balance at December 31, 2011	$—	$—	$65	$235,950	$(23,719)	$(166,460)	$45,836

See accompanying notes.

Angie’s List, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2009	2010	2011
Operating activities
Net loss	$(11,981)	$(27,246)	$(49,037)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,517	1,378	1,660
Deferred income taxes	—	154	4
Accrued interest due on debt maturity date	716	1,226	625
Amortization of debt discount and deferred financing fees	283	615	596
Noncash compensation expense	76	6,699	3,842
Noncash loss on debt extinguishment	—	—	1,075
Changes in certain assets:
Accounts receivable	(440)	(662)	(1,275)
Prepaid expenses and other current assets	(106)	(1,688)	(6,068)
Changes in certain liabilities:
Accounts payable	864	718	2,089
Accrued liabilities	120	2,490	4,497
Accrued interest on long-term debt	—	—	(2,668)
Deferred advertising revenue	1,729	1,859	5,433
Deferred membership revenue	1,916	3,378	6,092

Net cash used in operating activities	(5,306)	(11,079)	(33,135)

Investing activities
Restricted cash	850	(150)	—
Property and equipment	(449)	(629)	(3,085)
Data acquisition costs	(576)	(789)	(1,191)

Net cash used in investing activities	(175)	(1,568)	(4,276)

Financing activities
Borrowings under lines of credit	—	—	10,000
Payments under lines of credit	—	—	(10,000)
Principal payments on long-term debt	(168)	(2,036)	(21,797)
Proceeds from long-term debt	—	—	15,000
Payments on capital lease obligations	(107)	(81)	(41)
Purchases of treasury stock	—	(1,822)	(21,897)
Distributions to stockholders	—	(96)	—
Cash paid for financing costs	(14)	—	(944)
Proceeds from initial public stock offering, net of fees			88,565
Sale of preferred stock, net of costs	—	23,875	57,923

Net cash provided by (used in) financing activities	(289)	19,840	116,809

Net increase (decrease) in cash	(5,770)	7,193	79,398
Cash and cash equivalents, beginning of period	7,786	2,016	9,209

Cash and cash equivalents, end of period	$2,016	$9,209	$88,607

Supplemental cash flow disclosures
Cash paid for interest	$2,393	$2,057	$4,899
Cash paid for income taxes	—	—	—

See accompanying notes.

Angie’s List, Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2009, 2010, and 2011

(in thousands, except share and per share data)

1. Summary of Significant Accounting Policies

Nature of Operations and Reorganization

Angie’s List, Inc. (collectively with its wholly owned subsidiaries, the Company) operates a consumer-driven service for its members to research, hire, rate and review local professionals for critical needs, such as home, health care and automotive services. Ratings and reviews, which are available only to the Company’s members, help its members to find the best provider for their local service needs. Membership subscriptions are sold on a monthly, annual and multi-year basis. The consumer rating network “Angie’s List” is maintained and updated based on member feedback. The Company also sells advertising in its monthly publication, on its website, and through its call center to service providers that meet certain rating criteria. The Company’s services are provided in metropolitan areas located across the continental United States.

Angie’s List, Inc. was formed as a Delaware corporation effective April 23, 2010, for the purpose of reorganizing the structure of Brownstone Publishing, LLC (Brownstone). Effective April 30, 2010, the unit holders of Brownstone contributed all of their units to Angie’s List, Inc. in return for shares of common and preferred stock. Brownstone had certain debt and warrants outstanding which were assumed by Angie’s List, Inc., including the note payable and subordinated note payable discussed in Note 7. Certain warrants were converted to common shares and new warrants were issued, as discussed in Note 15.

Operating segments are defined as components of an enterprise engaging in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company manages its business on the basis of one operating segment.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company has evaluated subsequent events through the date these consolidated financial statements were issued.

Estimates

Management uses estimates and assumptions in preparing consolidated financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Common Stock Split

On October 31, 2011, the Company effected an eight-for-one split of its common stock by way of a stock dividend. As a result of the stock split, holders of the Company’s common stock received seven additional

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

shares of common stock for every share held on such date, and a proportionate adjustment was made to the applicable conversion prices for each share of the Company’s outstanding convertible preferred stock (see Note 11). All share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split and the adjustment of the convertible preferred stock conversion prices.

Revenue Recognition and Deferred Revenue

The Company recognizes revenue when all of the following conditions are met: there is persuasive evidence of an arrangement; the service has been provided to the customer; the collection of the fees is reasonably assured; and the amount of fees to be paid by the customer is fixed or determinable.

Membership Revenue

Revenue from the sale of membership subscriptions is recognized ratably over the term of the associated subscription.

At the time a member joins, the Company may receive a one-time nonrefundable enrollment fee. Enrollment fees are deferred and recognized on a straight-line basis over an estimated average membership life of 60 months for annual or multi-year members and 13 months for monthly members, which is based on historical membership experience. The Company reviews the estimated average membership life on an annual basis, or more frequently if circumstances change. Changes in member behavior, performance, competition, and economic conditions may cause attrition levels to change, which could impact the estimated average membership life.

Service Provider Revenue

Revenue from the sale of advertising in the Company’s publication is recognized in the month in which the Company’s monthly publication is published and distributed. Revenue from the sale of website and call center advertising is recognized ratably over the time period the advertisements run.

Deferred Revenue

Deferred revenue includes the unamortized portion of revenue associated with membership and advertising fees for which the Company has received payment in advance of services or advertising to be provided.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts and certificates of deposit with contractual maturities of three months or less, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Restricted Cash

Restricted cash relates to monies held in reserve at institutions pursuant to credit card processing agreements. The restricted cash is not available for operating activities.

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable are stated at the amount billed to service providers, less an estimated allowance for doubtful accounts. The Company performs ongoing credit evaluations and generally requires no collateral from service providers. Management reviews individual accounts as they become past due to determine collectability. The allowance for doubtful accounts is adjusted periodically based on management’s consideration of past due accounts. Individual accounts are charged against the allowance when all reasonable collection efforts have been exhausted.

Property and Equipment

Property and equipment, including assets from capital leases, are stated at cost and are depreciated over the estimated useful life of each asset. The Company’s estimated lives for property and equipment range from 3 to 10 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements. Depreciation is computed using the straight-line method. Repairs and routine maintenance are charged to expense as incurred.

Data Acquisition Costs

Data acquisition costs consist of external costs related to acquiring consumer reports on service providers. These reports are used by the Company to provide its members with feedback on service providers. Amortization is computed using the straight-line method over the period which the information is expected to benefit the Company’s members, which is estimated to be three years. The capitalized costs are included in intangible assets on the balance sheet and the amortized expense is reflected within operation and support expenses in the consolidated statements of operations.

Long-Lived Assets

Long-lived assets, including property and equipment and amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the related asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the assets. To date, there have been no adjustments to the respective carrying values.

Goodwill

Goodwill is not amortized but is tested for impairment annually during the fourth quarter, and more frequently whenever an event occurs or circumstances indicate the carrying amount may be impaired. If the estimated fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its estimated fair value. To date, there has been no impairment of goodwill.

Sales Commissions

Commissions expense from the sale of service provider advertisements is recognized ratably over the term of the associated advertisement. The Company defers the recognition of commission expense until such

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

time as the revenue related to the customer contract for which the commission was paid is recognized. Deferred commissions for each contract are amortized to expense in a manner consistent with how revenue is recognized for such contract, resulting in straight-line recognition of expense over the contractual term. Unamortized commission expense of $10,486, and $5,301, as of December 31, 2011 and 2010, respectively, is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Deferred Financing Fees

In November 2009, the Company refinanced its senior debt with the lender, resulting in financing costs of $328, which were being amortized into interest expense over the amended term of the credit agreement. In April 2010, the Company refinanced its senior debt with the lender in connection with its reorganization, resulting in financing costs of $1,074, which were being amortized into interest expense over the remaining term of the credit agreement. In August 2011, in connection with its entry into a loan and security agreement, the Company incurred certain costs associated with these financing activities of $944, which are being amortized into interest expense over the term of the credit facility. Deferred financing fees, net of accumulated amortization, totaled $1,426 $866 and $866 at December 31, 2010 and 2011, respectively. Amortization expense of $201, $533, and $524 are included in interest expense in the consolidated statements of operations for the fiscal years ended December 31, 2009, 2010, and 2011, respectively. In connection with the extinguishment of its senior and subordinated loan agreements in August 2011, the Company expensed the unamortized portion of deferred financing fees associated with these loan agreements, which are included in the loss on debt extinguishment.

Income Taxes

Prior to April 30, 2010, the Company was a limited liability corporation (LLC) and elected to be treated as a partnership for income tax purposes. Therefore, the Company was not subject to federal and state income taxes for 2008 and 2009 (subject to exception in a limited number of state and local jurisdictions that did not recognize the LLC status). The Company reorganized and on April 30, 2010, the Company became subject to corporate-level federal and state income taxes at prevailing corporate rates. As a result of this conversion, the Company accounts for income taxes and the related accounts using the liability method in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes. Under this method, the Company accrues income taxes payable or refundable and recognizes deferred tax assets and liabilities based on differences between the book and tax basis of assets and liabilities. The Company measures deferred tax assets and liabilities using enacted rates in effect for the years in which the differences are expected to reverse, and recognizes the effect of a change in enacted rates in the period of enactment. After determining the total amount of deferred tax assets, the Company determines whether it is more likely than not that some portion of the deferred tax assets will not be realized. If the Company determines that a deferred tax asset is not likely to be realized, a valuation allowance will be established against that asset to record it at its expected realizable value.

The Company establishes assets and liabilities for uncertain positions taken or expected to be taken in income tax returns using a more-likely-than-not recognition threshold. The Company includes in income tax expense any interest and penalties related to uncertain tax positions.

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Marketing Expense

Marketing expense consists of national television, radio and print, as well as online, advertising. The Company expenses all advertising costs as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value recognition provisions of ASC 718, Stock Compensation. For its awards of restricted stock, stock options, and profits interest, the Company recognizes stock-based compensation expense in an amount equal to the fair market value on the grant date of the respective award. The Company recognizes this expense, net of estimated forfeitures, on a straight-line basis over the requisite service period.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable, accrued expenses, and notes payable approximate their fair values because of the short maturity of these instruments. The carrying amount of the term loan approximates its fair value because this borrowing bears interest at a variable (market) rate.

Sales and Use Tax

Sales and use tax expenses are included within operations and support in the consolidated statements of operations. The Company does not separately collect sales and use taxes from its members.

Recent Accounting Pronouncements

In January 2010, the FASB issued additional guidance that improves disclosure about fair value measures that were originally required. The new guidance is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those years. The adoption of this guidance did not have an impact on the Company’s financial position or results of operations.

In September 2011, the FASB issued Accounting Standards Update 2011-08 (“ASU 2011-08”), “Testing Goodwill for Impairment,” which amends Accounting Standards Codification 350, “Intangibles—Goodwill and Other” (“ASC 350”). The amended guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC 350. The guidance provided in ASU 2011-08 is effective for annual and interim periods beginning after December 15, 2011 with early adoption permitted. The Company adopted this standard on December 31, 2011. The adoption of this standard did not have a significant effect on our consolidated financial statements.

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

2. Net Loss Per Common Share

Basic and diluted net loss per common share is computed by dividing consolidated net loss by the weighted average number of common shares outstanding for the period. The weighted average number of common shares for all periods prior to April 30, 2010 is based on member units assuming conversion to common stock at the applicable ratios effective upon reorganization on April 30, 2010.

The following potential dilutive equity securities are not included in the diluted net loss per common share calculation because they would have had an antidilutive effect:

	December 31, 2010	December 31, 2011
Stock options	160,000	2,814,888
Restricted stock	357,816	—
Preferred shares(1)	16,531,880	—
Warrants	272,304	360,544

(1)	Preferred stock is presented on an as converted basis to reflect the applicable conversion ratio of one-to-eight.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets were comprised of the following:

	December 31,
	2010	2011
Prepaid and deferred commissions	$5,301	$10,486
Other	402	1,349

Total prepaid expenses and other current assets	$5,703	$11,835

4. Property and Equipment

Property and equipment was comprised of the following:

	December 31,
	2010	2011
Furniture and equipment	$2,795	$4,490
Software	659	1,044
Leasehold improvements	786	917

	4,240	6,451
Less accumulated depreciation	(2,563)	(2,568)

	$1,677	$3,883

Depreciation expense for the years ended December 31, 2009, 2010, and 2011, was $675, $682, and $879, respectively.

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

5. Amortizable Intangible Assets

The Company has certain amortizable intangible assets consisting of data acquisition costs and an acquired member list. Amortization is computed using the straight-line method over the estimated lives of the assets, which approximates 36 months. Amortizable intangible assets at December 31 are as follows:

	Cost	Accumulated Amortization	Net	Weighted- Average Remaining Useful Life
2010
Data acquisition costs	$1,992	$858	$1,134	2.0
Member list	782	771	11	0.1

	$2,774	$1,629	$1,145

2011
Data acquisition costs	$2,572	$1,017	$1,555	1.7

Amortization expense for the years ended December 31, 2009, 2010, and 2011, was $842, $696, and $781, respectively. The estimated amortization expense related to amortizable intangible assets at December 31, 2011, for each of the next five years is as follows: $768 in 2012, $563 in 2013, $224 in 2014 and none in 2015 or 2016.

6. Accrued Liabilities

Accrued liabilities were comprised of the following:

	December 31,
	2010	2011
Accrued sales commissions	$1,938	$3,609
Sales and use tax	1,550	1,430
Accrued compensation	1,026	2,293
Uninvoiced accounts payable	1,297	1,646
Other	225	1,554

Total accrued liabilities	$6,036	$10,532

7. Debt and Credit Arrangements

Debt was comprised of the following:

	December 31,
	2010	2011
Term loan	$—	$15,000
Note payable	15,797	—
Accrued interest related to note payable	2,043	—
Unsecured subordinated note payable	6,000	—
Capital leases	41	—
Debt discount on note payable	(151)	—
Debt discount on term loan	—	(180)

	23,730	14,820
Less current maturities	(7,267)	—

Total long-term debt, including accrued interest	$16,463	$14,820

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

7. Debt and Credit Arrangements (continued)

On August 31, 2011, the Company entered into a loan and security agreement that provides for a $15,000 term loan and a $15,000 revolving credit facility. A portion of the revolving credit facility is available for letters of credit and corporate credit cards. The term loan bears interest at a per annum rate equal to the greater of (i) the current cash interest rate of LIBOR plus 10% or (ii) 10.5%, and requires monthly interest-only payments until maturity in August 2015. The revolving credit facility requires monthly interest-only payments on advances, which bear interest at a per annum rate equal to LIBOR plus 5%. In addition, when less than 50% of the revolving credit facility is drawn, the Company is required to pay a non-usage charge of 0.50% per annum of the average unused portion of the credit facility. The term loan provides for penalties for early prepayment. The term loan and revolving credit facility provide for additional interest upon an event of default and are secured by substantially all of the Company’s assets. In connection with entering into the loan and security agreement, the Company issued a convertible warrant to purchase 88,240 shares of common stock to one of the lenders. The fair value of this warrant was recorded as a discount to the term loan, with the amount of the discount being amortized as interest expense through the loan’s maturity. As of December 31, 2011, the Company had $15,000 in outstanding borrowings under the term loan and available credit of $15,000 under the revolving credit facility.

The loan and security agreement contains various restrictive covenants, including restrictions on the Company’s ability to dispose of assets, make acquisitions or investments, incur debt or liens, make distributions to stockholders or enter into certain types of related party transactions. The Company is also required to comply with certain financial covenants, including a minimum asset coverage ratio, and non-financial covenants. Upon an event of default, which includes a material adverse change, the lenders may accelerate amounts outstanding, terminate the agreement and foreclose on all collateral. The Company was in compliance with all financial and non-financial covenants at December 31, 2011.

On November 1, 2009, the Company entered into an amended and restated note payable with a minority stockholder for $18,000, which bore interest at 6.71% and required monthly installments of $183, including interest, from November 2009 through October 2010; and $675, including interest, from November 2010 through maturity in January 2013. The note was secured by substantially all of the Company’s assets. The note also required a payment due on the maturity date of $3,200 in additional interest, which was being accrued using the effective interest method. At December 31, 2010, the total amount accrued related to this payment was $2,043, which is included in the long-term debt balance. In connection with the note payable, the Company issued certain common stock warrants (see Note 15). The fair value of these warrants has been recorded as a discount to the note payable, with $151 remaining to be amortized as interest expense as of December 31, 2010.

On November 26, 2008, the Company entered into an unsecured subordinated note payable with a minority stockholder for $6,000, which bore interest at 12% per annum and was set to mature in November 2013. In addition, incremental interest is computed at 4.25% per annum, accruing monthly, and payable monthly or, at the option of the Company, deferred and added to the outstanding principal balance. All principal and remaining interest were due upon maturity.

On August 31, 2011, the Company repaid in full the outstanding balance of $14,178, including additional interest of $3,200 ($2,668 of which had been accrued as of August 31, 2011), and prepayment penalties in the amount of $220 under the prior note payable and terminated the related amended and restated loan and security agreement. On the same date, the Company also paid $6,087 to the holders of the senior subordinated note in satisfaction of the principal, interest and other fees due thereunder. The prepayment penalties, unaccrued additional interest and other fees are included in the loss on debt extinguishment within the consolidated statement of operations for 2011.

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

7. Debt and Credit Arrangements (continued)

The Company has entered into various capital leases, which were payable in monthly installments, with interest imputed at rates ranging from 12.165% to 15.566%. At December 31, 2011, there were no outstanding obligations under capital leases. Property and equipment include $88 of property under capital leases at December 31, 2010.

8. Commitments and Contingencies

Operating Leases

The Company has several long-term noncancellable operating leases for offices, parking lots, and equipment that expire in various years through 2015. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs (property taxes, maintenance, and insurance). Rental payments include minimum rentals.

The leases for office space and parking lots are with an entity majority owned by the Company’s Chief Executive Officer, as discussed in Note 16. These lease agreements have terms of 60 months.

Future minimum lease payments required under long-term noncancellable operating leases at December 31, 2011, were:

	Unrelated Lessors	Related Parties	Total
Payable in
2012	$45	$1,041	$1,086
2013	45	1,018	1,063
2014	23	170	193
2015	4	—	4

	$117	$2,229	$2,346

Rental expense for all operating leases totaled $725, $726, and $915, and in 2009, 2010, and 2011, respectively.

Legal Matters

From time to time, the Company may become party to litigation incident to the ordinary course of business. The Company assesses the likelihood of any adverse judgments or outcomes with respect to these matters and determines loss contingency assessments on a gross basis after assessing the probability of incurrence of a loss and whether a loss is reasonably estimable. In addition, the Company considers other relevant factors that could impact its ability to reasonably estimate a loss. A determination of the amount of reserves required, if any, for these contingencies is made after analyzing each matter. The Company’s reserves may change in the future due to new developments or changes in strategy in handling these matters. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these matters will not have a material adverse effect on its business, consolidated financial position, results of operations, or cash flows. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources, and other factors.

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

9. Profit-Sharing Plan

The Company sponsors a 401(k) profit-sharing plan (the Plan) covering substantially all of its personnel. The Company’s contributions to the Plan are discretionary. The Company contributed 3% for all eligible personnel, which totaled $437, $562, and $745 in 2009, 2010, and 2011, respectively.

10. Stock-Based Compensation

In April 2010, the Company adopted an Omnibus Incentive Plan (the Incentive Plan) in order to provide an incentive to certain executive officers, personnel, and directors. The plan was amended and restated effective August 2011 increasing the number of shares issuable to 5,090,496. As of December 31, 2011, there were 3,938,168 shares of common stock reserved under the Incentive Plan, of which 1,123,280 shares remained available for future grants.

Prior to April 30, 2010, the Company had two fixed option plans under which the Company granted options to its personnel to purchase membership units that vested over a period of time. All options outstanding under these plans were fully vested at April 30, 2010.

Stock and Member Unit Options

The exercise price of stock and member unit options granted is generally equal to the fair market value of the underlying stock on the grant date. The contractual terms for options expire ten years from the grant date and generally vest over a three or four-year period. The fair value of options on the date of grant is amortized on a straight-line basis over the requisite service period.

In connection with the contribution of all member units to the Company on April 30, 2010, all outstanding member unit options were cancelled. A summary of stock and member option activity, including options for member units prior to contribution and conversion, under the plans as of December 31, 2010 and 2011, and changes during the periods then ended are as follows:

	Number of Shares	Weighted- Average Price/Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(In Years)
Outstanding at December 31, 2009	518,400	$0.23
Granted	276,800	4.51
Exercised	(116,800)	(0.23)
Cancelled	(518,400)	(0.23)

Outstanding at December 31, 2010	160,000	$7.63	9.75	$0
Granted	2,666,888	8.65
Exercised	—	—
Cancelled	(12,000)	(7.63)

Outstanding at December 31, 2011	2,814,888	$8.60	9.52	$21,122

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

10. Stock-Based Compensation (continued)

	Number of Shares	Weighted- Average Price/Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(In Years)
Vested and Exercisable at December 31, 2010	—	$—	—	$0
Unvested at December 31, 2010	160,000	7.63	9.75
Vested and Exercisable at December 31, 2011	211,375	8.53	9.50	$1,601
Unvested at December 31, 2011	2,603,513	8.62	9.53

As of December 31, 2010, all outstanding options had an exercise price of $7.63. The following table summarizes information about the stock options outstanding as of December 31, 2011:

			Exercisable
Range of Exercise	Number of Shares Outstanding	Weighted Average Remaining Contractual Term	Number of Shares	Weighted-Average Remaining Contractual Term
$7.63	247,288	8.90	48,840	8.76
$8.50	2,074,496	9.51	157,050	9.48
$9.49	493,104	9.80	5,485	9.80

The fair value of the stock and member unit option grants under the plans was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions (no options were granted during 2009):

Year of Grant	Risk-free Interest Rate	Dividend Yield	Expected Term	Volatility Factor
			(In Years)
2010	0.62%	0%	4.0	37.0%
2011	1.26%	0%	4.7	50.0%

Expected volatility is based on historical volatilities for publicly traded common stock of comparable companies over the estimated expected life of the stock options. The expected term represents the period of time the stock options are expected to be outstanding. The risk-free interest rate is based on yields of U.S. Treasury securities with a maturity similar to the estimated expected term of the stock options.

The weighted-average grant date fair value of options granted during 2010 and 2011 was $4.38 and $3.71 per share, respectively. No options were granted during 2009. The total intrinsic value of options exercised during 2009 and 2010 was $0 and $849, respectively. There were no options exercised in 2011. The Company recognized compensation expense of $0, $849, and $1,673 in the consolidated statements of operations related to stock and member unit options in 2009, 2010, and 2011, respectively. As of December 31, 2011, total compensation expense related to non-vested options not yet recognized was $7,114 which will be recognized over the remaining weighted-average life of the awards.

Restricted Stock

The restricted stock granted vests over various periods in accordance with the respective grant agreement. The fair value of restricted stock on the date of grant is amortized on a straight-line basis over the

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

10. Stock-Based Compensation (continued)

requisite vesting period, with the amount of compensation expense recognized at any date at least equal to the portion of the grant date value of the award that is vested at that date.

A summary of restricted stock (units) activity is as follows:

	Number of Shares (Units)	Weighted- Average Price / Share (Unit)	Average Remaining Life
			(In Years)
Outstanding at December 31, 2009	—	$—
Granted	1,106,248	7.41
Vested and issued	(687,888)	7.56
Cancelled	(60,544)	4.41

Outstanding at December 31, 2010	357,816	7.63	1.02
Granted	—
Vested and issued	(357,816)	7.63
Cancelled	—

Outstanding at December 31, 2011	—	—	—

There were no restricted stock grants during 2009.

The Company recognized compensation expense of $5,790 and $2,169 in the consolidated statement of operations related to restricted stock in 2010 and 2011, respectively.

Profits Interest Plan

Prior to 2010, the Company issued Class B member units representing profits interest units to certain key personnel and members under a Profits Interest Plan. These units, when vested, had voting rights and typically vested immediately or over a three to five year period unless a change in control of the Company occurred, as defined in the agreement. If a Class B unit holder left the Company, these units could be repurchased by the Company at or below their fair market value, as determined by the Company’s Board of Managers.

At December 31, 2009, there were 427,514 Class B member units authorized, 349,129 units issued and 236,067 units outstanding. At December 31, 2009, there were 113,062 non-vested Class B member units, of which 81,241 vested prior to the reorganization of the Company on April 30, 2010. Vested Class B member units were converted into common shares upon the Company’s reorganization and the remaining non-vested units were cancelled.

The fair value of the Class B units granted under the Profits Interest Plan was estimated at the date of grant using the Black-Scholes option-pricing model.

The estimated fair value of the Class B unit grants issued to members was amortized to expense over the requisite vesting period. The Company recorded compensation expense of $60 related to the Profits Interest Plan in 2010.

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

11. Convertible Preferred Stock

The Company has authorized and issued shares of convertible preferred stock as of December 31, 2010, as follows:

Convertible Preferred Stock	Authorized	Issued	Outstanding
Series A	763,397	763,397	559,261
Series B	1,136,438	1,136,438	1,136,438
Series C	889,884	370,786	370,786

On March 15, 2011 and May 17, 2011, the Company issued 757,724 and 90,486 shares of Series D preferred stock for $53,600 and $6,400, respectively.

Each share of preferred stock was convertible, at the option of the holder, to common stock on a one-to-one basis, unless additional common shares have been issued by the Company (exclusive of shares issued to satisfy outstanding options, declared dividends or splits, or certain approved issuances to financial institutions or investors pursuant to a debt financing), at which point a defined conversion formula shall be utilized to identify the appropriate conversion ratio. During August 2011, the preferred stockholders agreed via written consent of (1) the holders of at least 70% of the outstanding shares of Series D preferred stock, (2) the holders of at least 80% of the outstanding shares of Series C preferred stock, (3) the holders of at least a supermajority, as defined in the Amended and Restated Certificate of Incorporation, of the holders of the outstanding shares of Series B preferred stock, and (4) the holders of at least a supermajority of the outstanding shares of Series A preferred stock that each share of preferred stock shall be mandatorily converted to common stock immediately prior to the completion of a firm-commitment underwritten initial public offering if the share price is at least $70.74, as adjusted for stock splits and other adjustments. The Series A, B, C, and D convertible preferred stock are not subject to mandatory redemption outside the control of the Company.

On October 31, 2011, the Company effected an eight-for-one split of its common stock by way of a stock dividend declared. As a result of the stock split, holders of the Company’s common stock received seven additional shares of common stock for every share held on such date, and a proportionate adjustment was made to the applicable conversion prices for each share of the Company’s outstanding convertible preferred stock, resulting in a conversion ratio of one-to-eight. As a result of the initial public offering of stock at a price greater than the pre-split adjusted price of $70.74, all preferred shares were converted to common shares on November 17, 2011.

12. Treasury Stock

In April 2011, the Company repurchased 1,940,744 shares of common stock for $16,496. Prior to the repurchase, a certain stockholder converted 14,096 shares of Series B and 29,663 shares of Series C preferred shares into common stock. Additionally, in June 2011, the Company repurchased 635,288 shares of common stock for $5,400. In December 2010, the Company repurchased 238,936 shares of common stock for $1,822.

The Company has 8,558,712 shares of its common stock in treasury stock as of December 31, 2011. Of these shares, the Company’s wholly-owned subsidiary holds 5,743,744 shares of common stock.

13. Member Units

Brownstone had issued ownership interests to its investors in the form of member units. Each unit entitled the member to equal governance and voting rights. Allocations of net profits or losses varied by

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

13. Member Units (continued)

membership class, as stated in the Company’s operating agreement. The Class D and E members were protected from further dilution. The personal liability of each member was limited to the amount of the member’s capital contribution less any distributions. These member units were converted to common and preferred stock upon conversion to a C corporation on April 30, 2010.

At December 31, 2009, there were the following units authorized, issued, and outstanding:

Unit Class	Authorized	Issued	Outstanding
Class A	3,518,009	2,427,001	2,427,001
Class B	427,514	349,129	236,067
Class C	693,390	693,390	693,390
Class D	559,261	559,261	559,261
Class E	1,136,438	1,136,438	1,136,438

14. Income Taxes

Prior to April 30, 2010, the Company was an LLC and was treated as a partnership for income tax purposes. Therefore the Company was not subject to federal and state income taxes. On April 30, 2010, the Company reorganized and became a “C” corporation subject to corporate-level federal and state income taxes at prevailing corporate rates. As a result of the conversion, on April 30, 2010, the Company recorded a net deferred tax asset, before valuation allowance, of $25,443.

Deferred tax assets and liabilities are determined based on the difference between the book and tax basis of assets and liabilities using enacted tax rates to be in effect during the year in which the basis differences reverse.

Because management believes that it is more likely than not that the Company will not realize the full amount of the net deferred tax assets, the Company has recorded a valuation allowance for the deferred tax assets as of December 31, 2010 and 2011, respectively.

The components of income tax expense are summarized as follows:

	2010	2011
Current:
U.S. federal	$—	$—
State	—	40

	—	40

Deferred:
U.S. federal	128	6
State	26	(3)

	154	3

Income tax expense	$154	$43

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

14. Income Taxes (continued)

The reconciliation of income tax expense computed at the U.S. federal statutory rate to the Company’s effective tax rate for the year ended December 31, 2010 and 2011 is as follows:

	2010	2011
U.S. federal income tax rate	34.0%	34.0%
State income taxes, net of federal benefit	6.8	5.6
Valuation allowance	(40.2)	(36.7)
Other	—	(2.8)

Effective income tax rate	0.6%	0.1%

Had the Company been a “C” Corporation for the year ended December 31, 2009, the unaudited pro forma adjustment for income tax expense at an assumed combined federal, state, and local effective income tax rate of 40%, which approximates the statutory tax rate for each period, would have been zero because management believes that it is more likely than not that the Company will not realize the full amount of its net deferred tax assets, and thus, a full valuation allowance would have been included in the pro forma tax provision.

Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2010 and 2011, are as follows:

	2010	2011
Deferred tax assets:
Deferred revenue	$5,436	$13,847
Intangibles—other	15,655	14,313
Net operating loss carryforwards	14,156	27,317
Equity compensation	—	316
Other	1,030	1,027

Total deferred tax assets	36,277	56,820
Valuation allowance	(34,228)	(52,217)

Total net deferred tax assets	2,049	4,603

Deferred tax liabilities:
Prepaids	(1,624)	(4,227)
Equity compensation	(408)	—
Property and equipment	(17)	(376)
Goodwill	(154)	(158)

Total deferred tax liabilities	(2,203)	(4,761)

Total net deferred tax liability	$(154)	$(158)

As of December 31, 2011, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $62,700 and $69,500, respectively. The federal net operating loss carryforwards will expire in future years beginning in 2027. The net operating losses may be subject to annual limitations of use

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

14. Income Taxes (continued)

under Internal Revenue Code Section 382. The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. Income tax returns for calendar 2007 to present are open for examination in the federal jurisdiction and in significant state jurisdictions.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company does not benefit its deferred tax assets based on the deferred tax liabilities related to goodwill that are not expected to reverse during the carryforward period. Because this deferred tax liability would not reverse until some future indefinite period when the intangibles are either sold or impaired, any resulting temporary differences cannot be considered a source of future taxable income to support realization of the deferred tax assets.

At December 31, 2010 and 2011, the Company did not have any material unrecognized income tax benefits recorded in its consolidated balance sheets.

15. Warrants

During 2011, the Company issued warrants to purchase 88,240 shares of common stock in connection with its loan and security agreement. These warrants are exercisable at the fair market value as of the grant date for a period of seven years from the grant date. The grant date fair value of the warrants was $2.23 per share, using the Black-Scholes option-pricing model.

During 2010, the Company issued warrants to purchase 272,304 shares of common stock in connection with an amendment to its note payable. On March 7, 2012, the holder of these 272,304 warrants to purchase common stock completed a net issuance exercise in accordance with the terms of their agreement, resulting in the issuance of 120,096 shares of common stock. During 2008 and 2009, the Company issued warrants to purchase 61,884 and 25,785 Class A units, respectively. These warrants are exercisable at the fair market value of the Company’s common stock as of the grant date and are exercisable for a period of seven years from the grant date. The warrants were issued in 2009 and 2010 at prices of $26.18 and $8.43 per unit or share, respectively. The weighted average grant date fair value of warrants issued during 2009 and 2010 was $12.23 and $3.95 per unit or share, respectively, and were calculated using the Black-Scholes option-pricing model.

A summary of warrant activity is as follows:

	Warrants	Weighted- Average Exercise Price
Outstanding at December 31, 2009	87,669	$26.18
Issued	272,304	8.43
Exercised	—	—
Forfeited	—	—
Cancelled	—	—
Converted to common stock in connection with reorganization	(87,669)	26.18

Outstanding at December 31, 2010	272,304	$8.43
Issued	88,240	8.50

Outstanding at December 31, 2011	360,544	$8.45

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

15. Warrants (continued)

In connection with the Company’s reorganization on April 30, 2010, warrants to purchase 87,669 units were converted into 429,048 shares of common stock. Outstanding warrants at December 31, 2010 and 2011, had a weighted-average remaining contractual life of 6.3 years and 5.7 years, respectively. All outstanding warrants are exercisable as of December 31, 2011.

16. Related-Party Transactions

The Company is a party to agreements to lease office space and parking lots from an entity majority owned by its Chief Executive Officer. Rent expense and payments to this entity were $555, $660 and $856 for 2009, 2010 and 2011, respectively. The Company did not owe this entity any amounts as of December 31, 2010 and 2011.

At December 31, 2010, the lenders of the Company’s senior debt owned 429,048 shares of the Company’s common stock, respectively. At December 31, 2010, the lenders of the Company’s subordinated debt owned 279,408 shares of the Company’s common stock. Substantially all interest expense in 2011, 2010, and 2009 was a result of financing arrangements with these related parties. The outstanding balance of the senior debt and related accrued interest were paid in full during the year ended December 31, 2011.

In February 2009, the Company entered into a relationship with a vendor which provides email and transcription services. The vendor’s president and primary owner is an immediate family member of one of the Company’s officers. During 2010 and 2011, the Company paid $163 and $474, respectively, to this vendor for services provided. No formal contract exists between the Company and the vendor.

At December 31, 2010, the Company was owed approximately $64 by one of its stockholders. This amount was related to certain taxes incurred by the Company on behalf of the stockholder and is included in related-party receivables. The full amount was repaid in January 2011. There were no amounts receivable from stockholders as of December 31, 2011.

17. Quarterly Financial Information (Unaudited)

The table below sets forth selected quarterly financial data for each of the last two fiscal years ($ in thousands, except per share data). Each of the quarters presented was thirteen weeks in duration.

	Fiscal Year Ended December 31, 2010
	First Quarter (unaudited)	Second Quarter (unaudited)	Third Quarter (unaudited)	Fourth Quarter (unaudited)
Total Revenue	$12,993	$14,480	$15,457	$16,109
Operating Loss	(3,115)	(5,756)	(7,026)	(7,229)
Net loss	(4,062)	(6,895)	(8,053)	(8,236)
Net loss per common share—basic and diluted	$(0.15)	$(0.25)	$(0.29)	$(0.30)

	Fiscal Year Ended December 31, 2011
	First Quarter (unaudited)	Second Quarter (unaudited)	Third Quarter (unaudited)	Fourth Quarter (unaudited)
Total Revenue	$17,628	$20,958	$24,008	$27,449
Operating Loss	(8,701)	(15,288)	(14,827)	(5,344)
Net loss	(9,636)	(16,160)	(17,369)	(5,872)
Net loss per common share—basic and diluted	$(0.34)	$(0.60)	$(0.66)	$(0.14)

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

17. Quarterly Financial Information (Unaudited) (continued)

Information in any one quarterly period should not be considered indicative of annual results due to the effects of seasonality on the Company’s business.

The 2011 information presented above includes a loss on debt extinguishment in the third quarter of $1,830 related to the refinancing of the Company’s debt obligations and $1,069 of non-cash stock-based compensation expense in the fourth quarter related to the immediate vesting of restricted stock units. The 2010 information presented above includes $5,757 of non-cash stock-based compensation expense in the fourth related to the grant of stock options and restricted stock units.

Angie’s List, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31,	March 31,
	2011	2012
		(Unaudited)
Assets
Cash and cash equivalents	$88,607	$84,570
Restricted cash	300	50
Accounts receivable, net of allowance for doubtful accounts of $755 and $535 at March 31, 2012 and December 31, 2011	3,937	5,230
Prepaid expenses and other current assets	11,835	15,589

Total current assets	104,679	105,439

Property and equipment, net	3,883	4,915
Goodwill	415	415
Amortizable intangible assets, net	1,555	2,027
Deferred financing fees, net	866	813

Total assets	$111,398	$113,609

Liabilities and stockholders’ equity
Accounts payable	$5,266	$2,804
Accrued liabilities	10,532	23,848
Deferred membership revenue	17,153	18,293
Deferred advertising revenue	13,643	16,401

Total current liabilities	46,594	61,346

Long-term debt, including accrued interest	14,820	14,832
Deferred membership revenue, noncurrent	3,751	3,919
Deferred advertising revenue, noncurrent	239	272
Deferred income taxes	158	158

Total liabilities	65,562	80,527

Commitments and contingencies (Note 6)

Stockholders’ equity:
Preferred stock, $0.001 par value: 10,000,000 shares authorized, no shares issued or outstanding at March 31, 2012 and December 31, 2011	—	—
Common stock, $0.001 par value: 300,000,000 shares authorized, 65,613,993 and 65,491,897 shares issued and 57,055,281 and 56,933,185 shares outstanding at March 31, 2012 and December 31, 2011, respectively	65	66
Additional paid-in-capital	235,950	236,645
Treasury stock, at cost: 8,558,712 shares of common stock at March 31, 2012 and December 31, 2011	(23,719)	(23,719)
Accumulated deficit	(166,460)	(179,910)

Total stockholders’ equity	45,836	33,082

Total liabilities and stockholders’ equity	$111,398	$113,609

See accompanying notes.

Angie’s List, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Three Months Ended March 31,
	2011	2012
	(Unaudited)
Revenue
Membership	$7,033	$9,975
Service provider	10,595	21,119

Total revenue	17,628	31,094

Operating expenses
Operations and support	3,399	5,775
Selling	6,084	12,409
Marketing	11,099	17,606
Technology	1,843	3,127
General and administrative	3,904	5,171

Operating loss	(8,701)	(12,994)
Interest expense	935	456

Loss before income taxes	(9,636)	(13,450)
Income tax expense	—	—

Net loss	$(9,636)	$(13,450)

Net loss per common share—basic and diluted	$(0.34)	$(0.24)

Weighted average number of common shares outstanding—basic and diluted	28,346,204	56,963,649

See accompanying notes.

Angie’s List, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended March 31,
	2011	2012
	(Unaudited)
Operating activities
Net loss	$(9,636)	$(13,450)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	370	529
Accrued interest due on debt maturity date	261	—
Amortization of debt discount and deferred financing fees	188	65
Noncash compensation expense	593	680
Changes in certain assets:
Accounts receivable	(304)	(1,293)
Prepaid expenses and other current assets	(1,387)	(3,754)
Changes in certain liabilities:
Accounts payable	(1,951)	(2,462)
Accrued liabilities	6,795	13,316
Deferred advertising revenue	1,443	2,791
Deferred membership revenue	305	1,308

Net cash used in operating activities	(3,323)	(2,270)

Investing activities
Restricted cash	—	250
Property and equipment	(617)	(1,318)
Data acquisition costs	(167)	(715)

Net cash used in investing activities	(784)	(1,783)

Financing activities
Principal payments on long-term debt	(1,782)	—
Proceeds from exercise of stock options	—	16
Payments on capital lease obligations	(12)	—
Sale of preferred stock, net of costs	51,592	—

Net cash provided by financing activities	49,798	16

Net increase (decrease) in cash	45,691	(4,037)
Cash and cash equivalents, beginning of period	9,209	88,607

Cash and cash equivalents, end of period	$54,900	$84,570

See accompanying notes.

Angie’s List, Inc.

Notes to Consolidated Financial Statements

(Unaudited)

(in thousands, except share and per share data)

1. Summary of Significant Accounting Policies

Nature of Operations and Reorganization

Angie’s List, Inc. (collectively with its wholly owned subsidiaries, the Company) operates a consumer-driven service for its members to research, hire, rate and review local professionals for critical needs, such as home, health care and automotive services. Ratings and reviews, which are available only to the Company’s members, help its members to find the best provider for their local service needs. Membership subscriptions are sold on a monthly, annual and multi-year basis. The consumer rating network “Angie’s List” is maintained and updated based on member feedback. The Company also sells advertising in its monthly publication, on its website, and through its call center to service providers that meet certain rating criteria. The Company’s services are provided in metropolitan areas located across the continental United States.

The accompanying unaudited Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities Exchange Act of 1934. Accordingly, they do not include all of the information and footnotes necessary for fair presentation of financial position, results of operations and cash flows in conformity with U.S. generally accepted accounting principles. Operating results from interim periods are not necessarily indicative of results that may be expected for the fiscal year as a whole. The Company is subject to seasonal patterns that generally affect its business. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect Angie’s List, Inc.’s financial position or results of operations. The Consolidated Financial Statements reflect all adjustments considered, in the opinion of management, necessary to fairly present the results for the periods. Such adjustments are of a normal recurring nature.

For further information, including the Company’s significant accounting policies, refer to the audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2011. As used herein, the terms “Angie’s List”, “Company”, “we”, “our” and “us” mean Angie’s List, Inc. and its consolidated subsidiaries.

Operating segments are defined as components of an enterprise engaging in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company manages its business on the basis of one operating segment.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition and Deferred Revenue

The Company recognizes revenue when all of the following conditions are met: there is persuasive evidence of an arrangement; the service has been provided to the customer; the collection of the fees is reasonably assured; and the amount of fees to be paid by the customer is fixed or determinable.

Membership Revenue

Revenue from the sale of membership subscriptions is recognized ratably over the term of the associated subscription.

At the time a member joins, the Company may receive a one-time nonrefundable enrollment fee. Enrollment fees are deferred and recognized on a straight-line basis over an estimated average membership life of 68 months for annual or multi-year members and 12 months for monthly members, which is based on historical membership experience. The Company reviews the estimated average membership life on an annual basis, or more frequently if circumstances change. Changes in member behavior, performance, competition, and economic conditions may cause attrition levels to change, which could impact the estimated average membership life.

Service Provider Revenue

Revenue from the sale of advertising in the Company’s publication is recognized in the month in which the Company’s monthly publication is published and distributed. Revenue from the sale of website and call center advertising is recognized ratably over the time period the advertisements run. Revenue from e-commerce vouchers is recognized on a net basis when the voucher has been delivered to the purchaser. During the three months ended March 31, 2011 and 2012 our e-commerce revenue was $661 and $3,771 of total service provider revenue, respectively.

2. Net Loss Per Common Share

Basic and diluted net loss per common share is computed by dividing consolidated net loss by the weighted average number of common shares outstanding for the period.

The following potential dilutive equity securities are not included in the diluted net loss per common share calculation because they would have had an antidilutive effect:

	March 31, 2011	March 31, 2012
Stock options	259,288	2,850,358
Restricted stock	236,776	—
Preferred shares(1)	22,593,672	—
Warrants	272,304	88,240

(1)	Preferred stock is presented on an as converted basis to reflect the applicable conversion ratio of one-to-eight.

3. Prepaid and other current assets

Prepaid expenses and other current assets were comprised of the following:

	December 31, 2011	March 31, 2012
Prepaid and deferred commissions	$10,486	$13,843
Other	1,349	1,746

Total prepaid expenses and other current assets	$11,835	$15,589

4. Accrued liabilities

Accrued liabilities were comprised of the following:

	December 31, 2011	March 31, 2012
Accrued sales commissions	$3,609	$5,383
Sales and use tax	1,430	1,495
Accrued compensation	2,293	3,028
Uninvoiced accounts payable	1,646	10,112
Other	1,554	3,830

Total accrued liabilities	$10,532	$23,848

5. Debt and Credit Arrangements

On August 31, 2011, the Company entered into a loan and security agreement that provides for a $15,000 term loan and a $15,000 revolving credit facility. As of March 31, 2012 and December 31, 2011, the Company had $15,000 in outstanding borrowings under the term loan and available credit of $15,000 under the revolving credit facility.

The loan and security agreement contains various restrictive covenants, including restrictions on the Company’s ability to dispose of assets, make acquisitions or investments, incur debt or liens, make distributions to stockholders or enter into certain types of related party transactions. The Company is also required to comply with certain financial covenants, including a minimum asset coverage ratio, and non-financial covenants. Upon an event of default, which includes a material adverse change, the lenders may accelerate amounts outstanding, terminate the agreement and foreclose on all collateral. The Company was in compliance with all financial and non-financial covenants at March 31, 2012 and December 31, 2011.

6. Commitments and Contingencies

Legal Matters

From time to time, the Company may become party to litigation incident to the ordinary course of business. The Company assesses the likelihood of any adverse judgments or outcomes with respect to these matters and determines loss contingency assessments on a gross basis after assessing the probability of incurrence of a loss and whether a loss is reasonably estimable. In addition, the Company considers other relevant factors that could impact its ability to reasonably estimate a loss. A determination of the amount of reserves required, if any, for these contingencies is made after analyzing each matter. The Company’s reserves may change in the future due to new developments or changes in strategy in handling these matters. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these matters will not have a material adverse effect on its business, consolidated financial position, results of operations, or cash flows. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources, and other factors.

7. Warrants

During 2010, the Company issued warrants to purchase 272,304 shares of common stock in connection with an amendment to its note payable. During the quarter ended March 31, 2012, the holder of these 272,304 warrants completed a net issuance exercise in accordance with the terms of the warrants, resulting in the issuance of 120,096 shares of common stock.

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8,440,423 Shares

Common Stock

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                    , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The expenses, other than underwriting commissions, we expect to incur in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

Amount To Be Paid
Registration fee	$15,562
FINRA filing fee	14,079
Transfer agent’s fees	10,000
Printing and engraving expenses	75,000
Legal fees and expenses	300,000
Accounting fees and expenses	200,000
Miscellaneous	85,000

Total	$699,641

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(e) of the Delaware General Corporation Law provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized by Section 145 of the Delaware General Corporation Law. Section 145(e) of the Delaware General Corporation Law further provides that such expenses (including attorneys’ fees) incurred by former directors and officers or other employees or agents of the corporation may be so paid upon such terms and conditions as the corporation deems appropriate.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our amended and restated certificate of incorporation provides that we will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was one of our directors or officers or, while serving as one of our directors or officers, is or was serving at our request as a director, officer, employee or agent of another corporation or of another entity, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, subject to limited exceptions relating to indemnity in connection with a proceeding (or part thereof) initiated by such person. Our amended and restated certificate of incorporation further provides for the advancement of expenses to each of our officers and directors.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation provides for such limitation of liability.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of our amended and restated certificate of incorporation or amended and restated bylaws.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and by our amended and restated certificate of incorporation or amended and restated bylaws.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

In April 2010, we issued 27,690,024 shares of common stock, 1,695,699 shares of preferred stock and warrants to purchase up to an aggregate of 272,304 shares of common stock to members and warrant holders of Brownstone Publishing, LLC, a Delaware limited liability company and our sole stockholder, in connection with our conversion to a Delaware corporation. In addition, in connection with our conversion, entities affiliated with BV Capital, exchanged their interests in AL BV Investment, Inc., which held shares of Brownstone Publishing, LLC, for 4,110,656 shares of common stock and 204,136 shares of Series A preferred stock, and AL BV Investment, Inc. became our wholly-owned subsidiary. The following sets forth information regarding all securities sold by Brownstone Publishing, LLC since January 1, 2009 through the date of such conversion and all securities sold by us since such conversion, in each case, without registration under the Securities Act. For purposes of the discussion below, “we” refers to both us and Brownstone Publishing, LLC. For purposes of this section, numbers of shares of our common stock have been adjusted for our eight-for-one stock split effected in October 2011; however, numbers of shares of our preferred stock and units of our predecessor limited liability company have not been so adjusted.

1.	On March 7, 2012, we issued 120,096 shares of our common stock to a lender at a net exercise price of $15.08 per share pursuant to a net exercise of an outstanding warrant.

2.	On November 22, 2011, in connection with our initial public offering, we issued 19,230 shares of our common stock to a director at the initial public offering price of $13.00 per share.

3.	On August 31, 2011, in connection with our entry into a loan and security agreement, we issued a warrant to purchase an aggregate of 88,240 shares of our common stock to a lender at an exercise price of $8.50 per share. This warrant is immediately exercisable and will expire on August 31, 2018. If the warrant is not exercised prior to the expiration date and the fair market value of our common stock is greater than the exercise price, the warrant will automatically exercise immediately prior to the expiration date.

4.	Between March 15, 2011 and May 17, 2011, we sold and issued 848,210 shares of Series D preferred stock for aggregate consideration of $60,000,000.41 to accredited investors.

5.	Between April 30, 2010 and October 19, 2010, we sold and issued 370,786 shares of Series C preferred stock for aggregate consideration of $25,000,060.66 to accredited investors.

6.	On April 2, 2008, we sold and issued 1,136,438 Class E units for aggregate consideration of $35,000,017.52 to an accredited investor.

7.	Between May 1, 2010 and November 23, 2011, we have granted to our directors, officers and personnel options to purchase 2,943,688 shares of our common stock with exercise prices ranging from $0.23 to $9.49 per share under our Amended and Restated Omnibus Incentive Plan.

8.	Between May 1, 2010 and November 23, 2011, we have issued to an officer an aggregate of 116,800 shares of our common stock at an exercise price of $0.23 per share pursuant to an exercise of options granted under our Amended and Restated Omnibus Incentive Plan.

9.	Between May 1, 2010 and November 23, 2011, we have granted to our officers an aggregate of 1,035,528 shares of restricted stock under our Amended and Restated Omnibus Incentive Plan. As of November 23, 2011, all of the shares of such restricted stock have vested.

10.	Between January 1, 2009 and April 30, 2010, we have granted to our directors, officers and personnel an aggregate of 8,840 Class A units under our Brownstone Publishing, LLC Omnibus

Incentive Plan. Upon our conversion to a Delaware corporation in April 2010, all vested units under such plan converted into our common stock and all unvested shares under such plan was terminated.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Acts as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

1.1	Form of Underwriting Agreement

3.1(1)	Amended and Restated Certificate of Incorporation of Angie’s List, Inc.

3.2(1)	Bylaws of Angie’s List, Inc.

4.1(1)	Form of Common Stock Certificate

4.2(2)	Amended and Restated Investor Rights Agreement, by and among Angie’s List, Inc. and the investors listed on Schedule A thereto, dated March 15, 2011, as amended

4.3(2)	Warrant for the Purchase of Shares of Common Stock of Angie’s List, Inc. by Lighthouse Capital Partners VI, L.P.

5.1	Opinion of Davis Polk & Wardwell LLP

10.1(3)	Amended and Restated Omnibus Incentive Plan and form of stock option agreements under the Amended and Restated Omnibus Incentive Plan

10.2(2)	Lease Agreement, dated February 28, 2009, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

10.3(2)	First Addendum to Lease Agreement, dated May 4, 2010, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

10.4(2)	Second Addendum to Lease Agreement, dated December 1, 2010, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

10.5(2)	Third Addendum to Lease Agreement, dated December 16, 2010, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

10.6(2)	Fourth Addendum to Lease Agreement, dated January 1, 2011, by and between the registrant and Henry Amalgamated, LLC

10.7(2)	Fifth Addendum to Lease Agreement, dated June 1, 2011, by and between the registrant and Henry Amalgamated, LLC

10.8(2)	Sixth Addendum to Lease Agreement, dated June 1, 2011, by and between the registrant and Henry Amalgamated, LLC

10.9(2)	Contingent Addendum to Lease Agreement, dated January 1, 2011 and effective February 1, 2011, by and between the registrant and Henry Amalgamated, LLC

Exhibit Number	Description

10.10(2)	Contingent Addendum to Lease Agreement, dated January 1 2011 and effective March 1, 2011, by and between the registrant and Henry Amalgamated, LLC

10.11(2)	Parking Lease, dated February 28, 2009, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

10.12(2)	Lease, dated November 2, 2007, by and between AL Campus Kids, LLC, and Henry Amalgamated, LLC (124 Herman Street)

10.13(2)	Lease, dated November 2, 2007, by and between AL Campus Kids, LLC, and Henry Amalgamated, LLC (118 Herman Street)

10.14(2)+	Offer Letter with Robert R. Millard, dated April 25, 2011

10.15(2)+	Employment Agreement, dated July 10, 2006, by and between Brownstone Publishing, LLC and Michael D. Rutz

10.16(2)+	Offer Letter with Gary Rush, dated December 23, 2006

10.17(2)+	Offer Letter with Michael Holt, dated July 24, 2006

10.18(4)+	Offer Letter with Manu Thapar, dated September 16, 2011

10.19(5)+	Form of Indemnification Agreement by and between Angie’s List, Inc. and each of its executive officers and its directors not affiliated with an investment fund

10.20(5)+	Form of Indemnification Agreement by and between Angie’s List, Inc. and each of its directors affiliated with an investment fund

10.21(5)	Loan and Security Agreement, dated August 31, 2011, by and between ORIX Venture Finance LLC, Bridge Bank National Association and Angie’s List, Inc.

10.22(6)	Project Agreement by and between Angie’s List, Inc. and the Consolidated City of Indianapolis, dated October 21, 2011

10.23(7)	Contingent Addendum to Lease Agreement, dated November 15, 2011 by and between the registrant and Henry Amalgamated LLC

10.24(7)	Contingent Addendum to Lease Agreement, dated December 1, 2011 by and between the registrant and Henry Amalgamated LLC

21.1(2)	Subsidiaries of the Registrant

23.1	Consent of Ernst & Young LLP

23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5)

24.1**	Power of Attorney

101	Interactive Data Files Pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of March 31, 2012 and December 31, 2011 (ii) Consolidated Balance Sheets as of December 31, 2010 and 2011, (iii) Consolidated Statements of Operations for the Three Months ended March 31, 2012 and 2011, (iv) Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011, (v) Consolidated Statements of Stockholders’ and Members’ Equity (Deficit) for the years ended December 31, 2009, 2010 and 2011, (vi) Consolidated Statements of Cash Flows for the Three Months ended March 31, 2010 and 2011, (vii) Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011, (viii) Notes to Unaudited Consolidated Financial Statements, and (ix) Notes to Consolidated Financial Statements

**	Previously filed.

+	Management contract or compensatory plan.

(1)	Incorporated by reference to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (No. 333-176503), filed with the SEC on October 31, 2011.

(2)	Incorporated by reference to the Registrant’s Registration Statement on Form S-1 (No. 333-176503), filed with the SEC on August 25, 2011.

(3)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (No. 333-180137), filed with the SEC on March 15, 2012.

(4)	Incorporated by reference to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (No. 333-176503), filed with the SEC on October 19, 2011.

(5)	Incorporated by reference to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (No. 333-176503), filed with the SEC on September 29, 2011.

(6)	Incorporated by reference to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (No. 333-176503), filed with the SEC on November 2, 2011.

(7)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K (No. 001-35339), filed with the SEC on March 15, 2012.

(b) Financial statement schedules have been omitted, as the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto appearing in the prospectus made part of this Registration Statement.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on May 9, 2012.

ANGIE’S LIST, INC.

By:	/s/ William S. Oesterle
Name: William S. Oesterle
Title: Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William S. Oesterle William S. Oesterle	Chief Executive Officer and Director (Principal Executive Officer)	May 9, 2012

/s/ Robert R. Millard Robert R. Millard	Chief Financial Officer (Principal Financial and Accounting Officer)	May 9, 2012

* John W. Biddinger	Director	May 9, 2012

* Mark Britto	Director	May 9, 2012

* John H. Chuang	Director	May 9, 2012

* Steven M. Kapner	Director	May 9, 2012

* Keith J. Krach	Chairman of the Board	May 9, 2012

* Roger H. Lee	Director	May 9, 2012

* Michael S. Maurer	Director	May 9, 2012

*By:	/s/ Robert R. Millard
Robert R. Millard
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement

3.1(1)	Amended and Restated Certificate of Incorporation of Angie’s List, Inc.

3.2(1)	Bylaws of Angie’s List, Inc.

4.1(1)	Form of Common Stock Certificate

4.2(2)	Amended and Restated Investor Rights Agreement, by and among Angie’s List, Inc. and the investors listed on Schedule A thereto, dated March 15, 2011, as amended

4.3(2)	Warrant for the Purchase of Shares of Common Stock of Angie’s List, Inc. by Lighthouse Capital Partners VI, L.P.

5.1	Opinion of Davis Polk & Wardwell LLP

10.1(3)	Amended and Restated Omnibus Incentive Plan and form of stock option agreements under the Amended and Restated Omnibus Incentive Plan

10.2(2)	Lease Agreement, dated February 28, 2009, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

10.3(2)	First Addendum to Lease Agreement, dated May 4, 2010, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

10.4(2)	Second Addendum to Lease Agreement, dated December 1, 2010, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

10.5(2)	Third Addendum to Lease Agreement, dated December 16, 2010, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

10.6(2)	Fourth Addendum to Lease Agreement, dated January 1, 2011, by and between the registrant and Henry Amalgamated, LLC

10.7(2)	Fifth Addendum to Lease Agreement, dated June 1, 2011, by and between the registrant and Henry Amalgamated, LLC

10.8(2)	Sixth Addendum to Lease Agreement, dated June 1, 2011, by and between the registrant and Henry Amalgamated, LLC

10.9(2)	Contingent Addendum to Lease Agreement, dated January 1, 2011 and effective February 1, 2011, by and between the registrant and Henry Amalgamated, LLC

10.10(2)	Contingent Addendum to Lease Agreement, dated January 1 2011 and effective March 1, 2011, by and between the registrant and Henry Amalgamated, LLC

10.11(2)	Parking Lease, dated February 28, 2009, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

10.12(2)	Lease, dated November 2, 2007, by and between AL Campus Kids, LLC, and Henry Amalgamated, LLC (124 Herman Street)

10.13(2)	Lease, dated November 2, 2007, by and between AL Campus Kids, LLC, and Henry Amalgamated, LLC (118 Herman Street)

10.14(2)+	Offer Letter with Robert R. Millard, dated April 25, 2011

10.15(2)+	Employment Agreement, dated July 10, 2006, by and between Brownstone Publishing, LLC and Michael D. Rutz

Exhibit Number	Description

10.16(2)+	Offer Letter with Gary Rush, dated December 23, 2006

10.17(2)+	Offer Letter with Michael Holt, dated July 24, 2006

10.18(4)+	Offer Letter with Manu Thapar, dated September 16, 2011

10.19(5)+	Form of Indemnification Agreement by and between Angie’s List, Inc. and each of its executive officers and its directors not affiliated with an investment fund

10.20(5)+	Form of Indemnification Agreement by and between Angie’s List, Inc. and each of its directors affiliated with an investment fund

10.21(5)	Loan and Security Agreement, dated August 31, 2011, by and between ORIX Venture Finance LLC, Bridge Bank National Association and Angie’s List, Inc.

10.22(6)	Project Agreement by and between Angie’s List, Inc. and the Consolidated City of Indianapolis, dated October 21, 2011

10.23(7)	Contingent Addendum to Lease Agreement, dated November 15, 2011 by and between the registrant and Henry Amalgamated LLC

10.24(7)	Contingent Addendum to Lease Agreement, dated December 1, 2011 by and between the registrant and Henry Amalgamated LLC

21.1(2)	Subsidiaries of the Registrant

23.1	Consent of Ernst & Young LLP

23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5)

24.1**	Power of Attorney

101	Interactive Data Files Pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of March 31, 2012 and December 31, 2011 (ii) Consolidated Balance Sheets as of December 31, 2010 and 2011, (iii) Consolidated Statements of Operations for the Three Months ended March 31, 2012 and 2011, (iv) Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011, (v) Consolidated Statements of Stockholders’ and Members’ Equity (Deficit) for the years ended December 31, 2009, 2010 and 2011, (vi) Consolidated Statements of Cash Flows for the Three Months ended March 31, 2010 and 2011, (vii) Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011, (viii) Notes to Unaudited Consolidated Financial Statements, and (ix) Notes to Consolidated Financial Statements

**	Previously filed.

+	Management contract or compensatory plan.

(1)	Incorporated by reference to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (No. 333-176503), filed with the SEC on October 31, 2011.

(2)	Incorporated by reference to the Registrant’s Registration Statement on Form S-1 (No. 333-176503), filed with the SEC on August 25, 2011.

(3)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (No. 333-180137), filed with the SEC on March 15, 2012.

(4)	Incorporated by reference to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (No. 333-176503), filed with the SEC on October 19, 2011.

(5)	Incorporated by reference to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (No. 333-176503), filed with the SEC on September 29, 2011.

(6)	Incorporated by reference to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (No. 333-176503), filed with the SEC on November 2, 2011.

(7)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K (No. 001-35339), filed with the SEC on March 15, 2012.